**GRUPO CARSO, S.A. DE C.V.**

03 JUL 28 AM 7:21

July 25, 2003

**Securities and Exchange Comission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


03029227

Reference: Grupo Carso, S.A. de C.V.
File Number 82 - 3175

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of Grupo Carso, S.A. de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission or "CNBV"), in accordance with general dispositions for securities issuers and other market participants, for the period ended December 31, 2002.

It is also attached a summary prepared by the company as a brief description in English of such document.

Sincerely,





C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

PROCESSED
AUG 18 2003
THOMSON FINANCIAL



03 JUL 28 AM 7:21

# GRUPO CARSO, S. A. DE C. V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACIÓN GRANADA
MÉXICO, D.F. C.P. 11520

**Summary of the**
**"ANNUAL REPORT PRESENTED IN ACCORDANCE WITH GENERAL DISPOSITIONS FOR SECURITIES ISSUERS AND OTHER MARKET PARTICIPANTS, FOR THE PERIOD ENDED DECEMBER 31, 2002."**

**Quotation code: "GCARSO"**
**Series "A-1", ordinary, registered no par shares corresponding to the fixed minimum capital without the right of withdrawal.**

**The securities of the company are registered in the Security Section of the National Securities Registry and are traded on the Bolsa Mexicana de Valores, S. A. de C. V..**

**The registration in the National Securities Registry implies no certification whatever of the benefits of the instruments or the solvency of the issuer.**

# Executive Summary

## Grupo Carso

Grupo Carso (GCarso, Carso or the Company) is one of the largest and most important conglomerates in Latin America. It controls and operates a large variety of companies in the fields of commerce, industry and consumer products. The main subsidiaries of Grupo Carso are: Grupo Sanborns, formed by a chain of 121 Sanborns with restaurant and department store operations, 33 Sanborns Café, 64 music stores, 45 Sears stores, 131 El Globo Bakeries and 26 coffee stores under two different brands: The Coffee factory and Café Caffé, Condumex, engaged in the manufacture, commercialization and installation of products and services for the construction, energy and automotive industries and telecommunications markets; Nacobre, a manufacturer of copper products and their alloys used in the construction, automotive and electric industries as well as aluminum and PVC; Frisco, with operations in the railroad, chemical and mining sectors; Porcelanite, the producer of all types of ceramic tile for floors and walls, and adhesives; and Cigatam, a tobacco company which produces Marlboro, Benson and Hedges and Delicados cigarettes among other brands.

Grupo Carso has top level strategic partners. Global companies, recognized in their field, participate with Carso in certain sectors; this is the case of Delphi Automotive Systems and Dana Corporation in the automotive sector; Philip Morris International in the distribution and marketing of cigarettes and Sears Roebuck USA in the commercial sector, among others.

## Operations

During 2002, Grupo Carso's consolidated sales amounted to Ps$51,885 million, a 4.5% reduction in comparison with the Ps$54,305 million reported one year ago. Operation profits were Ps$6,996 million, 16.7% lower than the Ps$8,401 million registered in 2001; the operating margin lost 199 base points, standing at 13.5%. The consolidated EBITDA of Grupo Carso rose to Ps$9,065 million, a loss of 12.5% in comparison with the Ps$10,366 million generated in 2001. The EBITDA margin dropped 162 base points, to stand at 17.5%.

In 2002 Grupo Carso fortified its financial structure, allocating a significant part of its cash flow to pay debt. Consequently, the net debt (Debt minus Cash and Securities) at the close of the year stood at Ps$15,022 million, a reduction of 21.7% in comparison with the previous year. The EBITDA / Net Debt ratio improved, rising from 54% in 2001 to 60% in 2002. The Net Debt / Equity ratio decreased from 76% in 2001 to 55% in 2002. Moreover, during the year Grupo Carso improved its debt profile, by extending its term and reducing its financial cost.

During the Ordinary Board Meeting that took place on April 28, 2003, a dividend payment of ps$0.70 per share was approved, to be paid in two tranches of Ps$0.35, on May 20 and November 18, 2003, respectively.

Grupo Carso, S.A. de C.V., and Subsidiaries

RELEVANT DATA

**Fugures in cosntant thousend pesos at December 31, 2002***

| Company | ITEM | 2000 | 2001 | 2002 | Variation 2001 vs 2000 | Variation 2002 vs 2001 |
|---|---|---|---|---|---|---|
| GCarso | Sales | 54,911,243 | 54,304,921 | 51,885,391 | -1% | -4% |
| | Operating Income | 8,559,085 | 8,401,316 | 6,995,682 | -2% | -17% |
| | Majority Net Income | 2,865,365 | 1,721,215 | 2,039,411 | -40% | 18% |
| | EBITDA | 10,652,212 | 10,365,939 | 9,065,483 | -3% | -13% |
| | Total Assets | 93,601,883 | 67,365,955 | 62,870,978 | -28% | -7% |
| | Total Liabilities | 57,648,366 | 42,192,085 | 35,381,794 | -27% | -16% |
| | Stockholders Equity | 35,953,517 | 25,173,870 | 27,489,184 | -30% | 9% |
| | Shares Outstanding (1) | 898,167,139 | 890,565,821 | 882,262,311 | -1% | -1% |
| | Earnings per Share | 3.1902 | 1.9327 | 2.3116 | -39% | 20% |

* Except for Shares Outstanding and Earnings per Share.

(1) Weighted average

(2) Total Assets, Total Liabilities and Stockholders Equity were adjusted by Ps$21,918 million, Ps$12.614 million and Ps$9,304 million, respectively, as a result of the CompUSA spin off, completed in November 2001.

(2) Total Assets, Total Liabilities and Stockholders Equity were adjusted by Ps$21,918 million, Ps$12.614 million and Ps$9,304 million, respectively, as a result of the CompUSA spin off, completed in November 2001.


Performance of the Share
(Dec 01 = 100)
125
120
115
110
105
100
95
90
85
80
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
May-02
Jun-02
Jul-02
Ago-02
Sep-02
Oct-02
Nov-02
Dic-02
gcarso A1
IPyC

## a) Selected Financial Information.

The following charts demonstrate a summary of selected consolidated financial information of the Company that derives from and should be read together with the Audited Financial Statements. The 2002 Financial Statements were audited by PricewaterhouseCoopers, S. C.

**GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES**
**Selected Financial Information**
**Constant Pesos as of December 2002** (THOUSANDS OF PESOS)

| Items | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Sales | 51,885,391 | 54,304,921 | 54,911,243 |
| Gross Income | 14,850,552 | 16,279,053 | 16,246,103 |
| Operating Income | 6,995,682 | 8,401,316 | 8,559,085 |
| EBITDA | 9,065,483 | 10,365,939 | 10,652,212 |
| Majority Net Income | 2,039,411 | 1,721,215 | 2,865,365 |
| Earnings per Share | 2.31 | 1.93 | 3.19 |
| Investments in Fixed Assets | 1,485,438 | 2,338,100 | 3,038,664 |
| Depreciation and Amortization during the Period | 2,069,801 | 1,964,623 | 2,093,127 |
| Total Assets | 62,870,978 | 67,365,955 | 93,601,883 |
| Total Debt | 17,447,052 | 23,177,680 | 31,252,460 |
| Turnover Accounts Receivable (days) | 45 | 48 | 49 |
| Turnover Accounts Payable (days) | 36 | 38 | 40 |
| Inventory Turnover (times) | 3.85 | 3.71 | 3.46 |
| Stockholders Equity | 27,489,184 | 25,173,870 | 35,953,517 |
| Cahs Dividends Declared per Share | 0.00 | 0.00 | 0.00 |

## b) Financial Information by Segment, Geographical Zone, and Export Sales.

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES
INFORMATION BY SEGMENT
(THOUSANDS OF PESOS)

**2002**

| SECTOR | Tobacco | Ceramic Covering | Copper and Aluminum Derivatives | Products for the automobile, construction and telecommunications industries | Commercial | Mining | Other and eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | 10,396,998 | 2,864,907 | 4,484,878 | 12,134,018 | 17,837,914 | 2,647,863 | 1,518,813 | 51,885,391 |
| Operating Profit | 700,483 | 536,599 | 425,242 | 1,629,179 | 2,834,032 | 391,935 | 478,212 | 6,995,682 |
| Net consolidated profit (loss) for the year | 480,161 | 74,623 | 123,966 | 678,246 | 1,824,006 | (115,350) | (56,445) | 3,009,207 |

**2001**

| SECTOR | Tobacco | Ceramic Covering | Copper and Aluminum Derivatives | Products for the automobile, construction and telecommunications industries | Commercial | Mining | Other and eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | 9,268,626 | 2,735,168 | 5,152,523 | 15,054,016 | 17,530,793 | 2,907,889 | 1,655,906 | 54,304,921 |
| Operating Profit | 680,748 | 589,548 | 599,023 | 2,485,672 | 2,972,147 | 348,908 | 725,270 | 8,401,316 |
| Net consolidated profit (loss) for the year | 340,020 | 372,791 | (51,691) | 1,400,371 | 1,285,322 | (92,840) | (856,991) | 2,396,982 |

**2000**

| SECTOR | Tobacco | Ceramic Covering | Copper and Aluminum Derivatives | Products for the automobile, construction and telecommunications industries | Commercial | Mining | Other and eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | 8,467,277 | 2,897,593 | 6,137,144 | 15,487,608 | 16,636,149 | 3,587,905 | 1,697,567 | 54,911,243 |
| Operating Profit | 648,337 | 829,406 | 766,143 | 2,594,965 | 2,719,713 | 402,203 | 598,318 | 8,559,085 |
| Net consolidated profit (loss) for the year | 397,772 | 280,298 | 242,296 | 1,440,248 | 928,906 | (275,527) | 275,557 | 3,289,550 |

GRUPO CARSO, S. A. DE C. V., AND SUBSIDIARIES
ANALISIS OF EXPORT SALES BY GEOGRAPHICAL AREA
(THOUSANDS OF PESOS)

PESOS AS OF DECEMBER 31, 2002

| SALES | 2000 | % | 2001 | % | 2002 | % |
|---|---|---|---|---|---|---|
| North America | 5,029,462 | 9.1593% | 4,118,409 | 7.5839% | 3,553,365 | 6.8485% |
| Central, South America and the Caribbean | 947,367 | 1.7253% | 869,058 | 1.6003% | 634,338 | 1.2226% |
| Europe | 870,984 | 1.5862% | 519,315 | 0.9563% | 305,542 | 0.5889% |
| Rest of the World | 48,251 | 0.0879% | 44,612 | 0.0822% | 8,701 | 0.0168% |
| EXPORT SALES | 6,896,065 | 12.5587% | 5,551,394 | 10.2227% | 4,501,946 | 8.6768% |
| Mexico | 48,015,178 | 87.4413% | 48,753,527 | 89.7773% | 47,383,445 | 91.3232% |
| TOTAL SALES | 54,911,243 | 100.0000% | 54,304,921 | 100.0000% | 51,885,391 | 100.0000% |

c) Comments and Analysis of Management Regarding Company's Results.

Grupo Carso S. A. de C. V. and Subsidiaries


Sales Contribution by Subsidiary 2002
Operating Income by Subsidiary 2002
2000
2001
2002
Sales
54,911
54,305
51,885
Operating Margin
15.60%
15.50%
13.50%
EBITDA Margin
19.40%
19.10%
17.50%
34.4% - Grupo Sanborns
23.4% - Condumex
8.6% - Nacobre
5.1% - Frisco
5.5% - Porcelanite
20.0% - Cigatam
3.0% - Others
40.5% - Grupo Sanborns
23.3% - Condumex
6.1% - Nacobre
5.6% - Frisco
7.7% - Porcelanite
10.0% - Cigatam
6.8% - Others

The adverse economic scenario both national and international affected the performance of the Grupo Carso companies in 2002; consolidated sales amounted to Ps$51,885 million, a 4.5% reduction in comparison with the Ps$54,305 million reported one year ago. Cost of sales registered in 2002 showed a reduction of 2.61% in comparison with the previous year. Operation profits were Ps$6,996 million, 16.7% lower than the Ps$8,401 million registered in 2001; the operating margin lost 199 basis points, standing at 13.5%. The EBITDA of Grupo Carso rose to Ps$9,065 million, a loss of 12.5% in comparison with the Ps$10,366 million generated in 2001. The EBITDA margin dropped 162 basis points, to stand at 17.5%.

Comprehensive financing cost registered during 2002, stood at ps$2,139 million, 16.4% lower than that of 2001, lower interest rates helped to reduce the financing cost, but were partially offset by the Peso depreciation occurred during the last months of the year.

During the year ended December 31, 2002, Corporacion Industrial Llantera, S.A. de C.V. obtained audited financial information on Continental Automotive, Inc. the holding company of the associate Continental Tire North America, Inc., with which it was determined that the amount of the investment (Ps$904.5 million) had lost its value at December 31, 2001. The amount was therefore applied to retained earnings. Consequently, the financial statements for the year ended December 31, 2001 have been reformulated for comparison purposes, and the abovementioned amount is showed under "Other expenses – Net".

The operating results and financing cost variations resulted in an 18.5% net income increase versus 2001.

Grupo Carso has consolidated its business portfolio in four strategic sectors: telecommunications, retail and consumer, construction and energy. Although Grupo Carso has decided to focus its efforts primarily on these areas, it also maintains profitable business in other sectors, which allows it to maintain an important correlation with the national economy.

The behavior of this four strategic sectors helps to explain, in general terms, the operating performance of Grupo Carso.

The situation was complex in the telecommunications sector; investments by the principal telecommunications companies, both domestic and international, traditionally served by Carso, contracted significantly.

The retail and consumer sector remained relatively stable, although there were signs during the year of a slowdown along with intense competition.

The construction and energy sectors showed signs of recovery during the year, particularly in respect to low-income housing projects, which reactivated this important sector of the economy.

03 JUL 28 AM 7:21

# GRUPO CARSO, S. A. DE C. V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACIÓN GRANADA
MÉXICO, D.F. C.P. 11520

## "REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO, PARA EL PERÍODO TERMINADO EL 31 DE DICIEMBRE DE 2002."

**Clave de cotización: "GCARSO"**
**Acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro.**

**Los valores de la empresa se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y cotizan en la Bolsa Mexicana de Valores, S. A. de C. V.**

**La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.**

# Índice

1). INFORMACIÓN GENERAL

**a) Glosario de Términos y Definiciones**

**Artes Gráficas Unidas, S. A. de C. V.-** Artes Gráficas Unidas (Agusa).

**Bolsa Mexicana de Valores, S. A. De C. V.-** BMV.

**Carso Global Telecom.-** Telecom.

**Cigarros la Tabacalera Mexicana, S. A. de C. V.-** Cigatam

**Comisión federal de Electricidad.-** CFE

**Comisión Nacional Bancaria y de Valores.** CNBV.

**Compañía Hulera Euzkadi, S. A.-** Euzkadi.

**CompUSA Inc.-** CompUSA.

**Conductores Latincasa, S. A. de C. V.-** Latincasa.

**Controladora y Administradora de Pastelerías, S. A. de C. V.-** El Globo.

**Corporación Industrial Llantera, S. A. de C. V.-** Corporación Industrial Llantera.

**Cuprum, S. A. de C. V.-** Cuprum

**Dana Corporation.-** Dana

**Delphi Automotive Systems.-** Delphi.

**Diario Oficial de la Federación.** DOF.

**EBITDA.-** Por sus siglas en Inglés, (*Earnings Before Interest, Taxes, Depreciation and Amortization).* Resultado antes de intereses, impuestos, depreciación y amortización. También conocido como flujo operativo.

**El Palacio de Hierro, S. A. de C. V.-** El Palacio de Hierro, Palacio de Hierro.

**El Puerto de Liverpool, S. A. de C. V.-** Liverpool.

**Empresas Frisco, S. A. de C. V.-** Frisco

**Estados Unidos de América**.- Estados Unidos, EUA.

**Fábricas de Papel Loreto y Peña Pobre.-** Lypp.

**Farmacias Benavides, S. A. de C. V.-** Benavides.

**Farmacias Guadalajara, S. A. de C. V.-** Fragua.

**Ferrosur, S. A. de C. V.** Ferrosur.

**Fitch México, S. A. de C. V.-** Fitch

**Galas de México, S. A. de C. V.-** Galas de México, (Galas).

**General Tire de México, S. A. de C. V.-** General Tire de México, General Tire.

**Grupo Aluminio, S. A. de C. V.-** Grupo Aluminio.

**Grupo Carso, S. A. de C. V.-** Grupo Carso, GCarso, Carso, La Compañía, la Emisora, la Empresa.

**Grupo Condumex, S. A. de C. V.-** Condumex.

**Grupo Industrias Unidas, S. A. de C. V.**- IUSA.

**Grupo Sanborns, S. A. de C. V.-** Grupo Sanborns, Gsanborns.

**Impuesto Especial sobre Producción y Servicios.** IEPS.

**Indalum S. A. de C. V..-** Indalum

**Industrias Nacobre, S. A. de C. V.-** Nacobre.

**IPyC.-** Índice de precios y cotizaciones de la BMV.

**La Feria del Disco México, S. A. de C. V.-** La Feria del Disco.

**Ladrillera Monterrey, S. A. de C. V.-** Lamosa.

**Nueva Walmart de México, S. A. de C. V.-** Walmart de México, Walmex.

OTC.- Mercado sobre el mostrador (*Over The Counter*, por sus siglas en inglés.)

**Philip Morris International.-** PMI

**Plásticos Omega, S. A. de C. V..-** Plásticos Omega.

**Plásticos Rex, S. A. de C. V.-** Plásticos Rex

**Porcelanite Holding, S. A. de C. V.-** Porcelanite.

**Promotora Musical, S. A. de C. V.-** Promotora Musical.

**Promotora Sanborns, S. A. de C. V.-** Promotora Sanborns.

**Química Flúor, S. A. de C. V.-** Química Flúor.

**Registro Nacional de Valores.** RNV.

**Salinas y Rocha, S. A. de C. V.-** Salinas y Rocha.

**Sanborn Hermanos, S. A.-** Sanborns, Sanborn Hnos.

**Sears Roebuck de México, S. A. de C. V.-** Sears, Sears México.

**Sears Roebuck Inc.-** Sears Roebuck USA, Sears Roebuck.

**Secretaría de Comunicaciones y Transportes.-** SCT

**Standard and & Poor's, S. A. de C. V.**- S&P

**Teléfonos de México, S. A. de C. V.-** Telmex.

**Tenedora U.S., S. A. de C. V.-** Tenedora, Tenus.

**Trasportación Ferroviaria Mexicana, S. A. de C. V.-** Trasportación Ferroviaria Mexicana, TFM.

**U.S. Commercial Corp., S. A. de C. V.-** U.S. Commercial, Uscom.

## b). Resumen Ejecutivo

### Grupo Carso

Grupo Carso es uno de los conglomerados más grandes e importantes de América Latina. Controla y opera gran variedad de empresas en el ramo comercial, industrial y de consumo. Las principales subsidiarias de Grupo Carso son: Grupo Sanborns, formado por una cadena de 121 Sanborns con operaciones de restaurante y tienda, 33 Sanborns Café, 64 tiendas de música, 45 tiendas Sears, 131 pastelerías El Globo y 26 barras de café bajo el nombre de The Coffee Factory y Café Caffé; Condumex, dedicada a la manufactura, comercialización e instalación de productos y servicios para los mercados de la construcción, energía, industria automotriz y telecomunicaciones; Nacobre, empresa fabricante de productos de cobre y sus aleaciones, que se utilizan en las industrias de la construcción, automotriz y eléctrica, así como de aluminio y PVC; Frisco, con operaciones en sectores ferroviario, químico y minero; Porcelanite, productor de toda clase de recubrimientos cerámicos para pisos, muros y adhesivos; y Cigatam compañía tabacalera que produce cigarros de marcas como Marlboro, Benson and Hedges, y Delicados, entre otras.

Grupo Carso cuenta con socios estratégicos de primer nivel. Empresas globales y de alto reconocimiento en su ramo participan con Carso en algunos sectores, como es el caso de Delphi Automotive Systems y Dana Corporation en el sector automotriz, Philip Morris International en la manufactura, distribución y comercialización de cigarrillos, y Sears Roebuck USA en el sector comercial, entre otros.

### Operaciones

Las ventas consolidadas de Grupo Carso en el 2002; ascendieron a $51,885 millones, una disminución de 4.5% en comparación con los $54,305 millones reportados un año atrás. La utilidad de operación resultó de $6,996 millones, 16.7% menor que los $8,401 millones del año 2001; el margen de operación perdió 199 puntos base, ubicándose en 13.5%. El flujo operativo consolidado (EBITDA) de Grupo Carso ascendió a $9,065 millones, una disminución de 12.5% en comparación con los $10,366 millones que se generaron en 2001. El margen EBITDA perdió 162 puntos base, para ubicarse en 17.5%.

Durante el 2002 Grupo Carso logró fortalecer su estructura financiera, al destinar buena parte de su generación de flujo de efectivo libre al pago de pasivo con costo. Así, la deuda neta (pasivo con costo menos efectivo y valores realizables) al cierre de año se ubicó en $15,022 millones, cifra que representó una reducción de 21.7% en comparación con el año anterior. La razón EBITDA / Deuda Neta mejoró, al pasar de 54% en 2001 a 60% en el 2002. La razón deuda neta a capital se redujo de 76% en 2001 a 55% en 2002. Adicionalmente, durante el año Grupo Carso mejoró el perfil de su deuda al extender la duración de la misma y mejorar su costo financiero.

En la asamblea general ordinaria de accionistas de fecha 28 de abril de 2003, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2003, respectivamente.

***DATOS RELEVANTES***

**Cifras en miles de pesos constantes del 31 de diciembre de 2002***

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| GCarso | Ventas | 54,911,248 | 54,304,921 | 51,885,391 | -1% | -4% |
| | Utilidad de Operación | 8,559,085 | 8,401,316 | 6,995,682 | -2% | -17% |
| | Utilidad Neta Mayoritaria | 2,865,365 | 1,721,215 | 2,039,411 | -40% | 18% |
| | EBITDA | 10,652,212 | 10,365,989 | 9,065,483 | -3% | -13% |
| | Activo Total | 93,601,883 | 67,365,955 | 62,870,978 | -28% | -7% |
| | Pasivo Total | 57,648,366 | 42,192,085 | 35,381,794 | -27% | -16% |
| | Capital Contable | 35,953,517 | 25,173,870 | 27,489,184 | -30% | 9% |
| | Acciones en Circulación (1) | 898,167,139 | 890,565,821 | 882,262,311 | -1% | -1% |
| | Utilidad Por Acción | 3.1902 | 1.9327 | 2.3116 | -39% | 20% |

*** Excepto Acciones en Circulación y Utilidad por Acción.**

**(1) Promedio Ponderado**

**(2) En Noviembre de 2001, se realizó la escisión de CompUSA, por lo que el activo, pasivo y capital se ajustaron en $21,918 millones, *$12.614 millones y $9,304 millones, respectivamente.***


Comportamiento de la Acción
(Dic01 = 100)
125
120
115
110
105
100
95
90
85
80
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
May-02
Jun-02
Jul-02
Ago-02
Sep-02
Oct-02
Nov-02
Dic-02
gcarso A1
IPyC

### c). Factores de Riesgo

La Compañía y sus subsidiarias están expuestas al cambio estructural de los ajustes económicos y financieros que se viven tanto en el mercado doméstico como en los mercados internacionales, así como a otros múltiples factores de riesgo.

Los siguientes son los factores de riesgo que la Compañía considera pudieran representar el mayor impacto en ella, y en sus resultados de operación y que deben ser considerados por el público inversionista.

Los riesgos e incertidumbres que se describen no son los únicos a los que se enfrenta la Compañía, sin embargo se trata de describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

Là Compañía solo tiene acciones de sus subsidiarias, no cuenta con activos propios para operar.

#### c.1 Exposición a la Economía Nacional

La estrategia de Grupo Carso está enfocada a la producción y comercialización de productos y servicios, principalmente dentro de los sectores de telecomunicaciones, construcción, energía y comercial. Grupo Carso produce o comercializa productos diversos, fundamentalmente en México, por lo que se encuentra expuesto al rumbo de la economía doméstica; cuyo ritmo de crecimiento puede influir en el desarrollo de la Compañía.

#### c.2 Riesgos Relativos a la Escisión de Compusa

En Asambleas Generales Extraordinarias de Accionistas celebradas el 21 de noviembre de 2001, fue aprobada la escisión de GCarso como sociedad escindente y la creación de U.S. Commercial como sociedad escindida; así como la escisión de Grupo Sanborns como sociedad escindente, y la creación de Tenedora US, como sociedad escindida; posteriormente, en julio de 2002, US Commercial y Tenedora US se fusionaron, subsistiendo la primera, cuyo activo más importante está representado por la inversión en acciones de Commercial LLC, que incluye el 51% de las acciones de CompUSA, Inc.

Anteriormente, GCarso era una compañía más diversificada de lo que es ahora, después de la escisión. De la misma manera, anteriormente Carso tenía una exposición importante a la economía de los Estados Unidos, así como a los factores que la afectan. Después de la escisión, la Compañía está expuesta principalmente a la economía doméstica, y presenta una exposición más limitada a aquellos factores inciertos que pudieran afectar a la economía estadounidense.

#### c.3 Desaceleración del Consumo

La desaceleración de la economía de México podría provocar una disminución en las ventas, así como en los márgenes que impactaría directamente los ingresos totales de la Compañía y sus niveles de generación de flujo.

#### c.4 Riesgo cambiario

Una porción de los ingresos de Grupo Carso está denominada en moneda extranjera, proveniente de las exportaciones directas e indirectas de Condumex, Nacobre y Frisco, principalmente. Por lo tanto, la fortaleza del peso podría afectar la competitividad de dichas exportaciones, que durante el 2002 representaron aproximadamente el 9% de los ingresos consolidados de Carso.

Parte de los pasivos con costo del grupo se encuentran denominados en dólares, para lo cual, Grupo Carso cuenta con la cobertura natural de sus ingresos en dólares, lo que disminuye su exposición a las fluctuaciones cambiarias. Sin embargo, una devaluación del peso frente el dólar pudiera afectar la situación financiera de la compañía.

#### c.5 Volatilidad en los precios de los metales

Las fluctuaciones de los precios de los metales en los mercados internacionales pueden afectar favorable o desfavorablemente los resultados y la operación de la Compañía, principalmente los de la parte minera de Frisco, y, en menor medida, a Nacobre y Condumex.

### c.6 Costo de los insumos de energía

La parte industrial de Grupo Carso podría verse afectada por el alza en los precios de los insumos de energía, como son: gas (principalmente en Condumex, Nacobre y Porcelanite), energía eléctrica (principalmente para la producción de aluminio y cobre en Nacobre y Condumex, respectivamente), y diesel ( para el transporte ferroviario de carga en Ferrosur ).

### c.7 Créditos y limitaciones financieras

Los contratos de los préstamos sindicados y algunos otros créditos de Grupo Carso y sus Subsidiarias, establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de la Compañía, se mantengan determinadas razones y proporciones financieras.

### c.8 Modificaciones al régimen fiscal

El 1° de enero de 2002 se publicaron en el DOF diversas modificaciones a algunas de las disposiciones legales en materia fiscal, que pudieran representar cambios en la situación financiera de Grupo Carso así como cambios que pudieran afectar a los accionistas. De esta manera tenemos que en el negocio de los cigarros, partir del 1° de Enero de 2002, se reforma la Ley del IEPS estableciendo que en la enajenación de tabacos labrados se aplicarán las siguientes tasas para los ejercicios fiscales 2002, 2003,2004 y 2005: Para cigarros con filtro 105%, 107%, 110% y 110%, respectivamente. Para cigarros sin filtro 60%, 80% 100% y 110%, respectivamente.

Recomendamos a los inversionistas consultar en forma independiente a sus asesores fiscales respecto a las disposiciones legales vigentes aplicables.

### c. 9 Competencia

Las empresas de Grupo Carso son de las empresas líderes en los principales sectores en los que participan. Sin embargo, el entorno abre las posibilidades de que se incremente o ingrese nueva competencia. Bajo esta situación, algunas subsidiarias de Grupo Carso podrían perder alguna participación de mercado, o enfrentar sobre oferta de productos, lo que podría causar contracciones en sus márgenes de operación.

Las empresas industriales que forman parte de Grupo Carso han enfrentado mayor competencia en los mercados que atienden, tanto de empresas nacionales como extranjeras, estas últimas favorecidas por la fortaleza del peso. Lo anterior ha presionado los precios de los productos industriales, y ha afectado la participación de mercado en ciertas líneas de productos.

El sector de ventas al menudeo en México es altamente competitivo. El número y tipo de competidores, así como los niveles de competencia a los que se enfrenta una tienda en particular, varían de acuerdo a su ubicación. Sears México, que opera tiendas departamentales de formato tradicional, compite con otras cadenas de tiendas similares, principalmente las de Liverpool, ubicadas en la Ciudad de México y varias otras zonas urbanas del país, y las de Palacio de Hierro, ubicadas en la Ciudad de México. GCarso considera que, debido a su formato único, las unidades Sanborns no enfrentan competencia directa de ningún otro competidor en particular en toda la amplia gama de bienes y servicios que ofrecen. Las operaciones de ventas al menudeo de la Compañía, incluyendo las tiendas Sears México y Sanborns, compiten con varios tipos de tiendas de venta al menudeo entre los que se incluyen tiendas que representan una combinación de alimentos y mercancía en general y ofrecen líneas de artículos para el hogar y moda (*"hardlines y softlines"*), tiendas de descuento en aparatos eléctricos, así como con farmacias y tiendas especializadas. Además, en los últimos años varias de las cadenas extranjeras líderes en el manejo de tiendas de venta al menudeo han incursionado en el mercado nacional a través de co-inversiones con empresas mexicanas, incluyendo a Walt-Mart Stores, Inc. y Price/Costco, Inc. Las unidades Sanborns y Sears México también compiten con numerosos establecimientos locales en cada una de las regiones en las que tienen presencia.

La competencia en la industria restaurantera es muy intensa en cuanto a precios, servicio, ubicación, concepto y calidad de los alimentos. También existe una fuerte competencia para obtener locales comerciales y personal capacitado. Entre los competidores de los restaurantes Sanborns se encuentran varias cadenas

nacionales, regionales y locales, así como numerosos restaurantes locales operados por sus propietarios. Las principales cadenas de restaurantes que compiten con los restaurantes Sanborns incluyen a Vips, Wings, Toks, California y El Portón.

## d) Otros Valores Inscritos en el RNV

| Programa de Certificados Bursátiles | | |
|---|---|---|
| Emisor | Oficio Programa | Monto Programa |
| Grupo Carso | DGE-379-14679 | 5,000,000,000.00 |

| Emisiones Realizadas Como Parte del Programa de Certificados Bursátiles | | | | | | | |
|---|---|---|---|---|---|---|---|
| Clave | Monto Coloc | Fitch | S&P | Plazo | F. Emis. | F. Venc. | Intereses |
| GCARSO 02 | 800,000,000.00 | AA(mex) | mxAA | 1,819 días | 19-Jul-02 | Jul-07 | CETE 182d + 1.25 |
| GCARSO-03 | 500,000,000.00 | AA(mex) | mxAA | 1,096 días (3 años) | Feb-03 | Feb-06 | CETES 91d + 1.40 |

| GRUPO CARSO Y SUBSIDIARIAS<br>LINEAS DE PAPEL COMERCIAL VIGENTES | | | | | |
|---|---|---|---|---|---|
| E M I S O R | Clave de pizarra | Monto Autorizado | Fecha Autorización | Vencimiento | Oficio |
| | | | | | |
| Artes Gráficas Unidas, S.A.de C.V. | AGUSA | $200,000,000 | 24-Nov-02 | 19-Nov-03 | DGE-737-144137 |
| Grupo Carso, S.A.de C.V. | GCARSO | $1,000,000,000 | 20-May-03 | 14-May-04 | DGE-301-4101 |
| | | | | | |
| Grupo Sanborns, S.A.de C.V. | GSANBOR | $1,000,000,000 | 20-May-03 | 14-May-04 | DGE-272-4072 |
| | | | | | |
| Sanborn Hermanos, S.A. | SANBORN | $750,000,000 | 13-Sep-02 | 08-Sep-03 | DGE-519-14819 |
| Sanborn Hermanos, S.A. | SANBORN | $950,000,000 | 25-Feb-03 | 20-Feb-04 | DGE-045-04514 |

| GRUPO CARSO Y SUBSIDIARIAS<br>PAPEL COMERCIAL EMITIDO A MAYO DE 2003 | | | | | | | |
|---|---|---|---|---|---|---|---|
| Oficio | Vigencia Oficio | Clave Pizarra | Monto | F. Emisión | Plazo | F. Vcmto. | Tasa |
| DGE-301-4101 | 14-May-04 | GCARSO 00303 | $870,000,000 | 23-May-03 | 35 | 27-Jun-03 | 5.50 |
| DGE-301-4101 | 14-May-04 | GCARSO 00403 | $130,000,000 | 28-May-03 | 35 | 02-Jul-03 | 5.25 |
| | | | | | | | |
| DGE-519-14819 | 08-Sep-03 | SANBORN 00903 | $750,000,000 | 20-May-03 | 35 | 24-Jun-03 | 6.20 |
| DGE-045-04514 | 20-Feb-04 | SANBORN 00803 | $910,000,000 | 08-May-03 | 35 | 12-Jun-03 | 6.30 |

## e) Cambios Significativos a los Valores Inscritos en el Registro.

No Aplica.

## f) Destino de Fondos

No Aplica

**g) Documentos de Carácter Público**
**Relación con Inversionistas:**

Este informe anual fue entregado a la Bolsa Mexicana de Valores y a la Comisión Nacional Bancaria y de Valores. Adicionalmente, se encuentra disponible para los inversionistas en las páginas de Internet de Grupo Carso (www.gcarso.com.mx), y de la Bolsa Mexicana de Valores (www.bmv.com.mx).

**Responsables de Relación con Inversionistas:**

Jorge Serrano
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (525) 625 4900 ext. 1460 Fax (525) 520 7852
email : jserrano@inbursa.com.mx

Jesús Granillo
Av. Paseo de las Palmas no. 736
Col. Lomas de Chapultepec,
México D.F., C.P. 11000

Tel. (525) 625 4900 ext. 1461 Fax (525) 520 7852
email : jgranill@inbursa.com.mx

## 2). LA COMPAÑÍA

### a) Historia y Desarrollo

**Denominación Social:**

Grupo Carso, S. A. de C. V.

**Nombre Comercial:**

Grupo Carso.

**Fecha, Lugar de Constitución y Duración de la Emisora:**

Grupo Carso fue constituida en México, Distrito Federal, el 22 de octubre de 1980 con una duración de 99 años, con la denominación de Grupo Galas, S. A.

**Dirección.**

Miguel de Cervantes Saavedra #255, Col. Ampliación Granada, México, D.F., C.P. 11520.

**Teléfono**

53-28-58-00.

**Historia**

Entre 1980 y 1990, la Compañía adquirió la mayoría de las acciones de Cigatam, Artes Gráficas Unidas, Fábricas de Papel Loreto y Peña Pobre, y Galas de México, Sanborn Hnos., Empresas Frisco, Industrias Nacobre y Porcelanite. El 28 de mayo de 1990, Corporación Industrial Carso se fusionó a la empresa, cambiando su denominación por Grupo Carso y aumentando su participación en Sanborns, Frisco y Nacobre.

El 19 de junio de 1990 se llevó a cabo una colocación de acciones de GCarso en la BMV. El 20 de diciembre de 1990, GCarso junto con Southwestern Bell International Holding Corp., France Cables Et Radio, y un grupo de inversionistas, adquirieron, mediante licitación, el control de Telmex. En octubre de 1991, GCarso adquiere 35% de las acciones de Euzkadi. En junio de 1992, GCarso compra la mayoría de las acciones de Condumex. En agosto de 1992, Nacobre adquirió 77.8% de las acciones de Grupo Aluminio,. Además, en octubre de 1992, GCarso adquirió un 20% de las acciones de Grupo Aluminio. En enero de 1993, GCarso adquirió, por medio de Corporación Industrial Llantera, el 99.1% de las acciones de General Tire de México.

El 24 de junio de 1996, GCarso se escindió principalmente en Carso Global Telecom, a la que se le transfirieron los activos relativos al control de Telmex. Durante 1996 se incrementó la participación en Porcelanite, para llegar a un 99.86%. El 20 de marzo de 1997, Condumex adquirió el 81.0% de Conductores Latincasa; de manera adicional GCarso contaba con el 5.3% de la empresa, que representan de manera conjunta el 86.3% del capital social.

El 28 de abril de 1997, GCarso adquirió a través de una empresa subsidiaria el 60% del capital de Sears Roebuck de México. Sears Roebuck Inc. mantiene una participación de 15% de la compañía. Adicionalmente, GCarso realizó una oferta pública de compra por el restante 25% del capital. En el mismo año desinvirtió sus activos de la fabricación de papel de Lypp. También en 1997, Philip Morris International, incrementó su participación en Cigatam en un 21%, con lo que GCarso permanece con el 50.013% del capital, PMI con el 49.904% y otros accionistas minoritarios con el 0.083%. Derivado de esta reestructura, Cigatam se encarga de la manufactura de cigarros y Philip Morris México, subsidiaria de Philip Morris International, de la cual GCarso tiene el 49.99%, de la comercialización y distribución.

Durante 1998, la Compañía desinvirtió sus activos relacionados con la industria llantera, ( Euzkadi y General Tire).

GCarso compró en julio de 1999, a través de una subsidiaria, el 66.7% del capital social de Ferrosur que es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos.

En marzo de 1999, Grupo Sanborns toma su denominación actual, y redefinió su estructura corporativa incluyendo las líneas de negocio de Grupo Carso relacionadas con la parte comercial. Grupo Sanborns es la unidad comercial de Grupo Carso. Además de los negocios de tiendas departamentales, restaurantes y cafés, pastelerías, y tiendas de música, se encarga del desarrollo, renta, operación y administración de bienes raíces, participando en la propiedad de centros comerciales en el Area Metropolitana.

Controladora y Administradora de Pastelerías, S. A. de C. V. fue adquirida por Grupo Sanborns en mayo de 1999 logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

En 1999, Grupo Sanborns adquirió el 14.9% de CompUSA, empresa norteamericana del sector de tecnología y cómputo. En el año 2000, completó la adquisición del 51% de esta empresa. Grupo Carso invirtió $453.4 millones de dólares en la adquisición del 51% de las acciones de CompUSA.

En 2001, Grupo Carso decidió enfocar sus actividades en el mercado doméstico, principalmente en los sectores de telecomunicaciones, comercial y de consumo, construcción y energía. Como parte de la re-definición del Grupo, a fines de 2001 se aprobó la escisión del 51% de las acciones de CompUSA que eran propiedad de GCarso a través de GSanborns. El primer paso para la separación de CompUSA se concretó con la aprobación, en Asambleas Extraordinarias de Accionistas de Grupo Carso y Grupo Sanborns realizadas en noviembre de 2001, de las escisiones a nivel GCarso y GSanborns, creando dos controladoras completamente independientes de nombre U.S. Commercial Corp. S. A. de C. V. y Tenedora U.S., S. A. de C. V., respectivamente. Posteriormente, durante julio de 2002 se procedió a la entrega de los títulos correspondientes de US Commercial y Tenedora, a los tenedores de acciones de Gcarso y Gsanborns respectivamente. Finalmente, en agosto de 2002, Tenedora y US Commercial se fusionaron, prevaleciendo U.S. Commercial, como propietaria indirecta del 51% de las acciones de CompUSA.

El año 2002 también brindó a Grupo Carso la oportunidad de consolidar su cartera de negocios en torno a los cuatro sectores que se han definido como estratégicos: telecomunicaciones, comercial y de consumo, construcción y energía. Aunque Carso ha decidido enfocar sus esfuerzos primordialmente en estas áreas, hay que destacar que mantiene negocios rentables en otros sectores, que lo hacen mantener una importante correlación con la economía nacional.

## b) Descripción del Negocio

Grupo Carso es una controladora de diversas empresas principalmente enfocadas a los sectores comercial, telecomunicaciones, construcción, energía, y automotriz. Cada una de las empresas del grupo opera de forma autónoma e independiente, coordinadas a través del Consejo de Administración de GCarso, buscando eficientar la operación de cada una de éstas, obteniendo sinergias operativas dentro del Grupo y manteniendo estructuras planas que deriven en un crecimiento ordenado con rentabilidad adecuada.


Participación de
Ventas por
Subsidiarias
2002
34.4% - Grupo Sanborns
23.4% - Condumex
8.6% - Nacobre
5.1% - Frisco
5.5% - Porcelanite
20.0% - Cigatam
3.0% - Otros

### i) Actividad Principal

GCarso es tenedora de las acciones de un grupo de empresas, siendo las principales las que a continuación se describen:

### Condumex


Ventas 2002
31.8% - Telecomunicaciones
36.8% - Construcción y Energía
31.4% - Automotriz

Condumex es la empresa más importante del grupo dentro del ramo industrial, fue adquirida en 1992. Condumex participa en tres mercados: Telecomunicaciones en la que produce cable de fibra óptica, cable de

cobre para la industria telefónica, coaxiales y cables electrónicos, así como el diseño e instalación de redes de telecomunicaciones, de fibra óptica y cables telefónicos de cobre, y la instalación de radio bases para telefonía; Construcción y Energía en la que se produce cable de construcción, alambre magneto, así como cable de potencia, transformadores, motores, intercambiadores de calor y calderas industriales; y Automotriz, produciendo cable automotriz, arneses, amortiguadores, partes para motor y sub-ensambles automotrices.

Condumex ofrece soluciones integrales o proyectos "llave en mano", que contemplan ingeniería, diseño, manufactura, instalación y mantenimiento en sectores como telecomunicaciones, energía y electrónica, que le han permitido continuar ganando mercado. La estrategia de Condumex contempla consolidar su mercado y enfocar el crecimiento hacia la industria de la construcción, energía y telecomunicaciones, buscando mantener la vanguardia tecnológica, eficiencia operativa y solidez financiera que lo caracteriza.

### Nacobre

El Grupo Nacobre es una de las más grandes manufactureras de productos de cobre y sus aleaciones en América Latina y de los pocos integrados con toda la gama de productos, es uno de los más grandes fabricantes nacionales de productos de aluminio, y uno de los principales productores de tubería y conexiones de PVC, adicionalmente produce tubos de polietileno y polipropileno, así como tinacos.

El grupo Nacobre está conformado por tres divisiones, Cobre, Aluminio y Plásticos.
La división Cobre cuenta con cinco plantas distribuidas en diferentes estados de la República, que están dedicadas a la fabricación de tubería, conexiones, barras, alambres, láminas, hojas, cintas, válvulas, reguladores para gas, y líneas completas para conducción de agua y gas.

En la división Aluminio se tiene una planta de refinación de aluminio, además de otras cuatro plantas dedicadas a la producción de perfiles, escaleras, láminas lisas y acanaladas, y papel aluminio para uso doméstico, así como para empaque; siendo el único fabricante de este producto en México. También en esta división se fabrican artículos de alto valor agregado como productos maquinados, tubería conduit, charolas para cableado eléctrico y celosías.

La división Plásticos se integra por cuatro plantas en las que se fabrican tubos y conexiones de PVC, tubos de polietileno y polipropileno, y tinacos.


Ventas 2002
57.6% - Cobre
32.6% - Aluminio
9.8% - PVC

### Empresas Frisco

Frisco cuenta con tres divisiones: Ferroviaria, Química y Minera. La división ferroviaria se formó en Julio de 1999 con la adquisición del 66.7% de Ferrocarril del Sureste. Ferrosur, es la tenedora de los derechos de operación del ferrocarril México-Veracruz-Coatzacoalcos, así como de los activos que integran esta línea ferroviaria. Cuenta con la concesión, por un periodo de 50 años, de 1,563 Km de vía. Hasta el final de 2002,

operó bajo modalidades de la SCT, 325 Km de las líneas a Oaxaca y a Cuautla. A partir de Enero de 2003, Ferrosur dejó de operar la línea a Cuautla. Cuenta además con un servicio de ferrobarcazas entre Coatzacoalcos, Ver. y Mobile, Alabama, E.U.A..

La división química de Frisco está conformada por Química Flúor en el Estado de Tamaulipas. Dedicada a la producción de ácido fluorhídrico, sus ventas están dirigidas principalmente al mercado de exportación. El ácido fluorhídrico se utiliza principalmente para la producción de gases refrigerantes, fluoropolímeros, producción de aluminio, etc.

En su división minera, Frisco se dedica a la exploración y explotación de lotes mineros en distintas regiones geográficas de México. Minera Tayahua es la mina que estuvo en operación durante 2002, y produce concentrados de plomo-plata y concentrados de zinc que se venden a fundiciones en México y en el extranjero.

Durante 2002, Frisco reinició la instalación de un proyecto de cobre que había sido suspendido en 1998, con un grado de avance de aproximadamente 66%. Se espera producir 24,000 toneladas de cobre al año, en forma de cátodo. Esta mina propiedad de Minera María inició operaciones en el segundo trimestre de 2003 Por su parte, Ferrosur realizó importantes inversiones en 2002, principalmente en rehabilitación de vías e infraestructura.


Ventas 2002
67.87% - Ferrosur
22.56% - Químico
9.57% - Minero

## Porcelanite

Porcelanite es la empresa líder en la industria de los recubrimientos cerámicos en México con una participación de mercado superior al 40%; produce losetas cerámicas para pisos y muros en una gran variedad de formatos, diseños y especificaciones dirigidas a los mercados de construcción y remodelación tanto residencial como institucional.

En el trascurso de la primera mitad de 2002, Porcelanite inició la producción y comercialización de adhesivos, a través de su nueva subsidiaria llamada Technokolla. La línea de adhesivos representa para la compañía un complemento de la loseta, se distribuye a través de la misma red de distribución, y ha tenido buena aceptación en el mercado.

El potencial de crecimiento del mercado mexicano es aún interesante si comparamos el consumo de 1.3 m2 por habitante para el 2002 con los 1.9 y 2.3 m2 por habitante de Costa Rica y Brasil, respectivamente. En exportación, las expectativas son interesantes dado el crecimiento de la cerámica en el mercado de acabados en países como Estados Unidos.

## Cigatam Philip Morris México

Cigatam, S. A. de C. V., subsidiaria de Grupo Carso al 50.01%, es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, compañía afiliada de Grupo Carso al 49.99%, encargada de la comercialización del producto. Con objeto de describir el negocio, se hace referencia a las dos compañías como Cigatam – Philip Morris México.

Cigatam - Philip Morris México apoyado en su equipo administrativo, personal altamente calificado, equipo con tecnología de vanguardia y una adecuada estrategia de comercialización, continuó ganando participación de mercado durante el año 2002, consolidando su posición de líder en el mercado nacional.

A efecto de mantener sus altos estándares de calidad de los cigarros, Cigatam ha realizado durante los últimos años, inversiones en su proceso primario, secundario, de tabaco expandido y en capacidad de almacenamiento. Dichas inversiones permiten una mejora continua en la homogeneidad de las mezclas de tabaco que derivan en un cigarro más competitivo.

## Grupo Sanborns

**Participación de Ventas por Subsidiarias 2002**



- 49.7% - Sears
- 37.7% - Sanborns
- 7.5% - Tiendas de Música
- 4.4% - El Globo
- 0.7% - Centros Com.

Grupo Sanborns, subsidiaria de Grupo Carso, representa la parte comercial del grupo. Durante el mes de julio de 2002, de conformidad con lo dispuesto por la Asamblea de accionistas que aprobó su escisión en noviembre de 2001, se procedió a la entrega de los títulos que habían sido expedidos por la sociedad escindida Tenedora US. Los accionistas de Grupo Sanborns recibieron una acción del capital social pagado de Tenus por cada acción integrante del capital social de GSanborns, contra la presentación y entrega en canje de los títulos en circulación de que fueran propietarios. Tratándose de acciones depositadas en S.D. Indeval, S. A. de C. V., Institución para el Depósito de Valores, el ejercicio de este derecho se llevó a cabo de conformidad con las disposiciones legales y administrativas aplicables. Posteriormente, una vez formalizada la fusión de Tenus con US Commercial Corp., se procedió a realizar el canje de acciones entre estas sociedades, prevaleciendo Uscom como propietaria de los activos escindidos.

Grupo Sanborns tiene diferentes subsidiarias, siendo las principales las siguientes:

### Sanborns

En 1985, Grupo Carso adquirió una participación del 82% en Sanborn Hnos. (actualmente Grupo Sanborns posee el 99.9%), Desde entonces Sanborn Hnos. ha crecido de 32 a 121 tiendas distribuidas a lo largo de la República Mexicana.

Sanborns, establecido en 1903 como farmacia, desarrolló el concepto único de tienda-restaurante ofreciendo una amplia variedad de productos. Durante los últimos seis años, Sanborns ha introducido nuevos productos y servicios en sus tiendas, incluyendo su tarjeta de crédito (en asociación con Sears), ópticas, equipo de cómputo, software y accesorios, así como la recepción de pago de diversos servicios.

A Sanborns le benefician los días y temporadas de compra de regalos como son la época Navideña, el Día de Reyes, el Día de la Amistad, el Día de las Madres, el Día del Padre.

Sanborns tiene 3 plantas de procesamiento de alimentos (comisariatos) en donde se realizan los procesos primarios en el manejo de carne, congelamiento de hamburguesas, fabricación de salsas y de pan, los cuales son distribuidos con transporte propio diariamente a los restaurantes. Asimismo, existe una fábrica de chocolates, la cual distribuye a las tiendas y restaurantes su producción.

**Promotora Sanborns**

Promotora Sanborns, es tenedora de Promotora Musical, S. A. de C. V., La Feria del Disco México, S. A. de C. V., Entretenimiento y Algo Más, S. A. de C. V. y Administración Integral de Alimentos, S. A. de C. V. A través de una de sus subsidiarias opera una cadena de restaurantes, la cual se adquirió en 1976 con el nombre de Denny´s; en 1995 la empresa adquirió la parte minoritaria que poseía Denny's Inc. (20%) y cambió su denominación de Denny's a Sanborns Café, remodelándolos para ofrecer el mismo menú de los restaurantes Sanborns en un ambiente moderno; al cierre del año 2002 contaba con una capacidad de 6,272 asientos.

Por otra parte, esta empresa adquirió en 1994, Promotora Musical, la cual, bajo cinco diferentes formatos (Mixup, No Problem, Mix Up Express, Discolandia, La Feria del Disco México y Tower Records) opera tiendas de venta de discos al menudeo y mayoreo, con un área total ventas de 31,354 metros cuadrados. Mixup, No Problem y Tower Records se localizan principalmente en centros comerciales; su imagen se encuentra orientada hacia clientela con niveles de ingreso medio y alto. Discolandia se localiza en lugares estratégicos con gran afluencia y cuya imagen va dirigida a clientela con niveles de ingreso medio y bajo; por otra parte, realiza ventas de discos al mayoreo a través de La Feria del Disco. En abril de 2000, Mixup lanzó su página de comercio electrónico (www.mixup.com.mx) ofreciendo una amplia variedad de CD's, DVD's y videos.

Adicionalmente a las tiendas de música y restaurantes, Promotora Sanborns a través de Servicios Globales en Comercio S. A. de C. V., con una mínima inversión, lanzó en septiembre de 1999 la primera página de comercio electrónico en México (www.sanborns.com.mx). Actualmente este sitio ofrece una amplia variedad de productos como son: libros, DVD's, CD's, videos, productos para la salud, juguetes, relojes, equipo de cómputo, software y accesorios, artículos de cuidado e imagen personal, así como perfumes, tabacos, equipo de audio y video, entre otros.

**Sears México**

Sears México se fundó en 1945 como una subsidiaria de Sears Roebuck Inc. y abrió su primera tienda departamental en México en el año de 1947 bajo el nombre comercial de Sears. En los años que siguieron, Sears México abrió tiendas a todo lo largo del país y para mediados de los años cincuenta la marca Sears ya gozaba de un amplio reconocimiento. Tras un período de expansión limitada durante los años setentas, Sears México siguió una estrategia de crecimiento y reubicación a finales de la década de los años ochentas y principios de los años noventas, con lo cual creció de 31 tiendas a finales de 1988 a 44 tiendas a finales de 1995. Como parte de sus esfuerzos de reestructuración en 1996 y 1997, Sears México cerró algunas tiendas cuyos niveles de desempeño eran bajos. En abril de 1997, Grupo Carso, a través de una de sus subsidiarias, adquirió de Sears Roebuck Inc. una participación accionaria del 60% en Sears México, y en agosto del mismo año concluyó la adquisición de una participación adicional del 24.9% a través de una oferta pública de compra de acciones. En la actualidad, Sears México es una de las cadenas de tiendas departamentales más grandes y con mayor diversidad geográfica en el país, opera 45 tiendas en 30 ciudades, de las cuales ocho tiendas están ubicadas en la Ciudad de México.

Sears México participa con un 49.7% de las ventas consolidadas de GSanborns y ofrece un gran surtido de mercancía que incluye una amplia gama de productos en sus líneas de moda ("softlines") de marca propia y marcas reconocidas, tales como prendas de vestir para dama, caballero y niños, telas, zapatos, joyería, cosméticos finos y accesorios, así como productos de línea de artículos para el hogar ("hardlines") tales como herramientas, aparatos electrodomésticos, enseres para el hogar, equipos de audio y video, teléfonos, cámaras, juguetes y artículos deportivos. Aunque la estrategia de mercado de Sears México se coordina a nivel central, el surtido de mercancía de cada tienda se determina en base a diversos factores tales como el tamaño de la

tienda y las diversas consideraciones sobre el mercado local o regional. Sears México ofrece uno de los programas de crédito al consumidor más completos del país, y además ofrece servicios básicos de reparación de automóviles y contratos de servicio para los aparatos electrodomésticos que vende.

Los clientes acuden a las tiendas Sears con mayor frecuencia durante los fines de semana para tener más tiempo en seleccionar la mercancía. Tradicionalmente, durante el año, los meses de mayo noviembre y diciembre son los que tienen mayor volumen de ventas por la celebración del Día de las Madres y por las festividades de Fin de Año. En cuanto a la mercancía de moda, se identifican en forma muy clara dos temporadas, Primavera-Verano, la cual se inicia desde fines de febrero y se prolonga hasta julio y agosto, y la temporada de Otoño-Invierno, con colores y texturas más apropiadas, se inicia en septiembre y se concluye en enero del siguiente año.

El abastecimiento de mercancías lo obtiene en su gran mayoría de proveedores nacionales. La selección de los mismos se realiza con base en factores de calidad, servicio y precio. Básicamente las industrias con mayor prestigio en ropa, calzado, muebles y aparatos para el hogar, son proveedores de Sears México. Mantiene una relación muy estrecha con los proveedores bajo la filosofía de largo plazo. En conjunto con ellos se realizan la mayoría de las promociones para eventos especiales, tales como liquidación de mercancía por fin de temporada.

La compra de mercancía de importación se realiza en Estados Unidos adquiriendo aparatos para el hogar y herramientas con marcas propias (Kenmore y Crafstman). También se compra en Europa y en Oriente, aprovechando la variedad y novedad de productos de calidad a buen precio.

**Controladora y Administradora de Pastelerías**

Controladora y Administradora de Pastelerías, S. A. de C. V., es una empresa dedicada a la producción, distribución y venta de una amplia gama de productos de pastelería y panificación (pan de mesa y dulce, pasteles, pasteles individuales, bocadillos y otros), así como a la comercialización de otros productos gastronómicos, confitería y artículos para regalo (dulces, chocolates y gelatinas). Con origen en el año de 1884 y con la apertura del primer establecimiento comercial en la Cd. de México bajo la marca El Globo, fue adquirida por Grupo Sanborns en mayo de 1999, logrando posicionarse dentro del mercado mexicano como una de las cadenas de pastelería y productos de panificación frescos con mayor arraigo y prestigio.

La empresa, que participa con un 4.4% de las ventas de GSanborns, está integrada por cinco divisiones de negocio dentro del ramo de pastelería y productos de panificación, denominadas El Globo, La Balance, Cafeterías, Islas y Carritos, estos últimos instalados en centros comerciales. Éstas se distinguen entre sí por la línea de productos que manejan, así como por el mercado que atienden y los canales de comercialización utilizados para llegar al consumidor final. La división El Globo es la más antigua y la más importante en términos de su contribución a ventas y utilidades operativas al cierre del año 2002. La división La Balance fue incorporada durante el ejercicio de 1993, mientras que el formato de las Islas que se encuentran distribuidas en centros comerciales, fue desarrollado durante la administración de Grupo Sanborns como consecuencia del inicio de una estrategia de diversificación hacia nuevos segmentos de mercado, enfocada a apoyar la expansión de la empresa.

La empresa fabrica y comercializa una diversidad de productos propios, los cuales pueden agruparse de forma general en tres grandes líneas: pastelería, panificación y especialidades. Por otro lado, también comercializa diversos productos gastronómicos maquilados y/o fabricados por terceros. Al 31 de diciembre de 2002, las ventas por línea de producto de la empresa se integraron así: 42% panificación, 43% pastelería, 5% especialidades y 10% otros productos. Asimismo, maneja las marcas propias El Globo, La Balance y Delibrot.

**Cafeterías**

Grupo Sanborns ha iniciado su incursión en el negocio de barras de café por considerarlo de gran potencial de crecimiento en el futuro. Cuenta actualmente con 26 establecimientos ubicados en los principales centros comerciales mayoritariamente de la Ciudad de México. Este negocio intenta aprovechar las sinergias naturales con el resto de las subsidiarias de Grupo Sanborns, por lo que se estima tendrá una alta rentabilidad

**Categorías de productos vendidos y/o servicios proporcionados**

| Categoría | Empresa | Productos y servicios |
| --- | --- | --- |
| **Industriales** | Condumex | Cable de cobre y aluminio para telecomunicación, energía, construcción y automotriz |
| | | Cable de Fibra óptica |
| | | Alambre magneto |
| | | Instalación de telecomunicaciones y energía |
| | | Arneses automotrices |
| | | Autopartes |
| | | Bienes de capital |
| | | Metales |
| | Nacobre | Productos de cobre |
| | | Productos de aluminio |
| | | Productos PVC, polietileno, polipropileno y tinacos. |
| | Frisco | Concentrado de plomo-plata, |
| | | Concentrado de zinc |
| | | Acido fluorhídrico |
| **De Servicios** | Ferrosur | Transporte ferroviario de carga e intermodal |
| **De consumo** | Porcelanite | Loseta de cerámica para piso y muro |
| | | Adhesivo para recubrimiento de pisos y paredes |
| | Cigatam | Cigarros |
| **Comerciales** | Grupo Sanborns | Tienda de conveniencia (Sanborn Hnos) |
| | | Alimentos y bebidas |
| | | Tienda departamental (Sears) |
| | | Pan y pasteles, dulces y repostería (Pastelería Francesa) |
| | | Tiendas de música (Promusa) |
| | | Barras de café (Cafeterías) |

**Procesos productivos.**

**Condumex**

Para la división cables (construcción y telecomunicaciones), destacan en los procesos productivos, el estirado de cobre, esmaltado, entintado de fibra, estañado de cobre, el cableado, el enmallado, el empapelado o encintado, el forrado con cubierta final, la colocación de pines y terminales, la inspección de calidad, y el empaque y embalaje.

Para la división energía y bienes de capital, se incluye el enrollamiento de solera para bobinas, el barrenado, rolado y soldadura de placas metálicas, armado o ensamble de equipo de proceso, las pruebas hidrostáticas, el troquelado y devanado de bobinas, el ensamble, colocación de accesorios de conexión y alimentación, el proceso de secado, la inspección de calidad, empaque y embalaje.

Para la división autopartes, los procesos incluyen: el corte, la aplicación de sellos y terminales, la aplicación de molduras y juntas de cables, la fundición, el esmerilado, el torneado, maquinado y pulido, la soldadura, el ensamblado, el sellado y pintado, la inspección de calidad, y el empaque o embalaje.

Para la división instalaciones, los principales procesos son:

- Investigación en campo, Trabajo de gabinete y Elaboración del proyecto.
- Planificación de Obra, Logística de Materiales, Excavación , Colocación de Ductos, Relleno, Compactación, Reposición de Banquetas y Asfaltos, Colocación de Postes, Inmersión y Tendido de Cable y Conectorización.

- Investigación de Posibles Sitios, Estudios de Línea de Vista, Contratación de Sitio y Construcción de Radio Bases.
- Programación, Logística y Seguimiento de Proveedores, Supervisión de Trabajos de Instalación de Torres, Equipos de Conmutación y Transmisión.

**Nacobre**

División Cobre:
La producción parte de la fundición de lingotes para la extrusión de tubos y/o barras sólidas de cobre y aleaciones como producto final.
Asimismo se funden cakes de cobre y aleaciones para la fabricación de laminas de diferentes calibres mediante el proceso de molinos que van adelgazando el material hasta que se obtiene el espesor deseado.

División Aluminio:
La producción parte de la refinación del aluminio a través del proceso de electrólisis, mediante el cual se obtiene aluminio liquido puro; posteriormente se transforma en lingotes para la extrusión de perfiles arquitectónicos y automotrices, y/o para la fabricación de motores. Asimismo, se produce lamina de aluminio para diferentes usos industriales y automotrices; y papel aluminio para uso doméstico.

División Plásticos:
Mediante el uso de la resina derivada del petróleo y otros compuestos químicos se obtiene el plástico "PVC" mismo que se emplea para la fabricación de tubería y conexiones a través de un proceso de inyección. De manera similar se produce tubería de polietileno y polipropileno, además de tinacos.

**Frisco**

División minera:
El proceso de exploración geológica se enfoca a la localización de yacimientos minerales, para lo cual sigue tres etapas básicas: Etapa preliminar, que consiste en ubicar, investigar y compilar la información de las áreas favorables de contener mineralización de interés económico; Etapa de evaluación, que son aquellos estudios geológicos regionales, semidetalle y a detalle de las áreas favorables, y la Etapa final cuya evaluación se realiza con métodos de exploración directos de las áreas de interés resultantes de las etapas anteriores.

Localizado un cuerpo de mineral económicamente rentable se extrae el mineral ya sea a tajo abierto o de mina subterránea, para llevar el mineral hacia unas trituradoras donde se reduce su tamaño para poderlo enviar al molino que lo muele hasta dejarlo como polvo para poderlo enviar a la planta de beneficio en donde por medio de reactivos separan el mineral de otras impurezas; después de este proceso se obtiene como resultado el concentrado de plomo o de zinc, que se envía al almacén de concentrados, de donde sale para su venta.

División químicos:
Por su parte, el proceso de manufactura del ácido fluorhídrico consiste en realizar la mezcla de fluorita, ácido sulfúrico y calor. El ácido sulfúrico es producido en Química Flúor, a través de la combinación de azufre, aire y agua. El ácido fluorhídrico que se produce en el reactor es sometido a varios procesos de condensación y refinación para lograr cumplir las especificaciones del mercado del ácido fluorhídrico.

**Porcelanite**

- Se prepara el cuerpo cerámico (pasta) hasta obtenerlo en forma granular,
- La pasta se prensa para obtener las losetas,
- Estas se transportan a través de bandas a los secadores, la carga y descarga de las losetas se efectúa automáticamente,
- Se prepara el esmalte de acuerdo a las formulas de los productos,
- Inmediatamente a la salida de los secadores, las losetas se transportan por medio de bandas a la esmaltadora,
- Se queman en hornos de rodillos, controlados automáticamente por medio de sistemas electrónicos.
- Una vez cocido el producto, se descarga el horno por medio de carros o vagonetas de almacenamiento para realizar la selección del producto,

- La loseta se transporta hasta un tablero donde se realiza la selección por defecto, tono y calibre, esta clasificación se realiza visual y automáticamente,
- Se empaca en cajas de cartón, como producto terminado.

**Cigatam**

Proceso de fabricación de cigarro

La fabricación de este producto requiere de una gran cantidad de insumos, materiales, maquinaria especial y personal capacitado técnicamente en las etapas de la producción, no solo para cumplir con el buen control de la operación del equipo sino además de satisfacer con las normas de calidad que exige el cigarro. Por lo que el proceso de elaboración lo podemos resumir en general como sigue:

BODEGA DE TABACO. El tabaco es almacenado de acuerdo a su identificación (origen, cosecha, tipo, etc.) para posteriormente preparar las diferentes mezclas requeridas.

PROCESO PRIMARIO. Esta etapa se puede considerar como la preparación del tabaco y se divide en dos partes: la línea de salseado donde la hojuela es acondicionada mediante vapor e incremento de humedad para luego ser almacenado temporalmente en un silo llamado de reposo; y la línea de picado donde la hojuela pasa a través de las máquinas picadoras convirtiéndola en hebra de hojuela para luego llevarla al cilindro aromatizador en el cual se le proporciona el sabor característico de la marca. Al finalizar esta etapa, la mezcla de hebra reposa en el almacén de hebra, de donde es tomada para el proceso de manufactura del cigarro.

MANUFACTURA. En esta parte del proceso, se hace la integración de materiales y materia prima (tabaco) para dar forma final al producto y su correspondiente presentación para el mercado en dos etapas como se describen a continuación:

1) ELABORACION. Aquí el tabaco se va forjando como una varilla larga, con envolvente de papel la cual se va cortando a longitud requerida para finalmente, adicionar el filtro si así lo requiere la presentación.

2) ENCAJETILLADO. Los cigarros a granel pasan a la máquina encajetilladora, donde en cantidades específicas (conforme presentación), primeramente son envueltos en papel aluminio, después colocados en su cajetilla, enseguida se encelofanan y luego se empaquetan o envuelven. Finalmente los paquetes son colocados en cajas y llevadas al almacén de producto terminado.

**Materias primas directas**

Las principales materias primas directas sujetas a transformación para la producción de bienes industriales y de consumo se muestran en la siguiente tabla:

| Materia prima | Proveedor |
|---|---|
| Cobre | Codelco, Disputada de las Condes, Mexicana de Cananea, Mexicana de Cobre, Glencore, Trafigura. |
| Zinc | Ind. Minera México |
| Alúmina | Novarco LTD |
| Briquette | Elkem Aluminum |
| Níquel | Glencore |
| Fritas y esmaltes | Cover, Esmacer, Ferro Mexicana, Cerdec |
| Mat. Para empaque | Unipak |
| Fluorita | Fluorita México, Minera Muzquiz, Minerales y Prod. Metalúrgicos y Kenya -Fluorspar |
| Azufre | Transamonia, Martin Gas y Pemex |
| Aluminio | Aceros Posada, Palmat, Aluminios y componentes |
| Cables de acero | Aceros Camesa, Hylsabek |
| Carretes | Ind. de Durango, Multipack |
| Chatarra de acero | González |
| Fibra óptica | Corning |
| PVC | Gpo. Primex, Nace, North American P. |
| Aisladores | Ronetool, Industrial Cer, Insulator, Eich Weidman |
| Tabaco | Tadesa, Universal Leaf Tobbaco, Dimon International |
| Diesel | Petróleos Mexicanos |

En el caso del sector minero, la principal materia prima proviene de los depósitos de minerales que tienen concesionados las compañías mineras de Frisco.

Los precios de algunas de las principales materias primas de Condumex y Nacobre, tales como cobre, aluminio y resina, se determinan en dólares, con base en su cotización en mercados internacionales, por lo que no se descarta que atraviesen por períodos de volatilidad. Durante el año 2002, sólo los precios de la resina mostraron cierta recuperación.



Precios Promedio de Materias Primas
(cts / lb)
-1.2%
-6.5%
2.5%
Cobre
Aluminio
PVC
2001
72.57
65.50
31.29
2002
71.67
61.25
32.08

**Estacionalidad de principales negocios.**

La parte comercial muestra estacionalidad hacia el tercer trimestre, pero principalmente hacia el cuarto.

La estacionalidad en la parte comercial es producto de la temporada de fin de año, ya que la porción del ingreso destinada a la adquisición de bienes y servicios incrementa durante este período.

Para la parte industrial, hay estacionalidad hacia la segunda mitad del año, y al igual que la parte comercial, principalmente hacia el cuarto trimestre. En el mercado automotriz la estacionalidad se tiene en la época de cambio de modelo que normalmente es hacia mediados de año y en la que se reducen las ventas al mercado de equipo original.

## ii) Canales de Distribución

Las empresas subsidiarias de Grupo Carso cuentan con canales de distribución en la República Mexicana, y Estados Unidos, además de contar con presencia a través de Internet con páginas electrónicas B2B y B2C. Cigatam – Philip Morris México vende y distribuye sus productos únicamente en México y no utiliza el Internet para venta o promoción a consumidores.

### Condumex

Condumex ofrece un servicio eficiente a sus clientes en México a través de una sólida y vasta red de ventas y distribución, comprendida por 54 oficinas de venta regionales y bodegas, así como 38 oficinas de servicios de instalación en todo el país. Los clientes de Estados Unidos y Canadá son atendidos por las oficinas de venta y centros de distribución en Arlington, Tx., y Charlotte, N.C., así como un centro de servicio al cliente ubicado en Laredo, Tx. Otras oficinas comerciales sirviendo a clientes en la Unión Europea, están localizadas en Alemania y España; por su parte, las oficinas de Chile, Brasil, y Guatemala sirven al mercado de Latinoamérica. Las exportaciones (no incluidas en el TLC) se manejan a través de un grupo especializado en ventas, ubicado en el D.F..


GRUPO CONDUMEX
RED COMERCIAL NACIONAL
SELMEC
13
IEM
ENERGIA
9
Gabriel
AUTOPARTES
3
NACEL
26
INSTALACIONES
38
OFICINA
OFICINA / BODEGA
CENTRO DE DISTRIBUCION
TOTAL 94 .
ELECTRONICA
4


GRUPO CONDUMEX
RED COMERCIAL
INTERNACIONAL
5. ZARAGOZA ESPAÑA
1. CHARLOTTE, NC.
8. WUPPERTAL, ALEM.
2. ARLINGTON TX.
7. LAREDO TX.
3. GUATEMALA
GUA.
9.NICARAGUA
6.SAO PAULO,
BRASIL
4.SANTIAGO,
CHILE

**Nacobre**

Productos Nacobre, S. A. de C.V, empresa comercializadora del grupo, cuenta con diez centros de distribución ubicados estratégicamente en diversos estados de la República Mexicana para la oportuna atención y servicio a sus clientes. Adicionalmente se tienen establecidas dos empresas comercializadoras en el extranjero, Copper & Brass International Corp. con sede en Houston, Texas, EUA y dos centros de distribución en El Paso, Texas y en Chicago, Illinois, así como Cupro do Brasil LTDA en Sao Paulo Brasil.


TIJUANA
CD. JUÁREZ
MONTERREY
MOCHIS
LEON
VERACRUZ
MERIDA
GUADALAJARA
PUEBLA
METROPOLITANA


2. CHICAGO ILL.
BODEGA
1. LAREDO TX
BODEGA
3. HOUSTON TX.
OFICINA
4.BRASIL
BODEGA Y OFICINA

**Frisco**

Frisco distribuye sus productos mediante contratos de venta a mediano y largo plazo, a través de sus principales subsidiarias como son Minera Tayahua, en el ramo de la minería, y Química Flúor para el ácido fluorhídrico. Ferrosur opera principalmente mediante la venta directa a consumidores finales a través de personal propio.

**Porcelanite**

Porcelanite, tiene en forma indirecta diversos canales de distribución mismos que son comunes para las empresas que conforman el grupo, contando con mas de 100 distribuidores.

Los productos de Porcelanite se distribuyen a través de tiendas mayoristas y minoristas especializadas en productos para la construcción y acabados, a lo largo de la República Mexicana y cuenta también con presencia en los Estados Unidos.

**Cigatam – Philip Morris México**

Cigatam, es la compañía manufacturera de cigarros que vende toda su producción a Philip Morris México, encargada de la comercialización del producto. Philip Morris México realiza la comercialización y venta de sus productos a nivel nacional principalmente a través de mayoristas, quienes a su vez venden los productos a las tiendas de detalle. Además, Philip Morris México vende directamente a cadenas de autoservicio y tiendas de conveniencia.

**Grupo Sanborns**

Grupo Sanborns opera preponderantemente a través de la venta directa a consumidores finales, lo cual realiza a través de 420 puntos de venta, como a continuación se detalla.

Al cierre del año, Grupo Sanborns estaba conformado por Sanborn Hnos., con una cadena de 121 tiendas especializadas con operaciones de restaurante y tienda , 33 Sanborns Café, 64 tiendas de música, 45 tiendas Sears, 131 pastelerías El Globo y 26 cafeterías.

Grupo Sanborns cuenta además con páginas electrónicas a través de las cuales se promocionan productos como discos, libros, juguetes, artículos de fotografía, equipo de audio y video, y perfumes, entre otros.

### iii) Patentes, Licencias, Marcas y otros Contratos

A continuación se proporciona información sobre las patentes, licencias y marcas relevantes de las principales subsidiarias de Grupo Carso.

## Condumex
## Información de Patentes.

| NUM DE PATENTE | TITULO | FECHA DE OTORGAMIENTO |
|---|---|---|
| **SISTEMAS DE MEDICIÓN Y MANUFACTURA Y EQUIPO PARA MEJORA DE PROCESOS PRODUCTIVOS DE PARTES PARA MOTOR** | | |
| MX186591 | SISTEMA LA MEDICIÓN DE LA APERTURA DE TRABAJO DE ANILLOS PARA MOTORES DE COMBUSTIÓN INTERNA Y APARATOS E INSTRUMENTOS DE MEDICIÓN | 1997 |
| EXP981944 | SISTEMA DE MANUFACTURA FLEXIBLE PARA TORNEADO INTERIOR Y EXTERIOR DE ANILLOS PARA PISTON. | 2001 |
| EXP990004 | SISTEMA DE ANILLO EXPANSOR MEJORADO RIGIDEZ CALCULADA PARA MAYOR CONTROL CONSUMO ACEITE PARA PISTÓN. | 2003 |
| US6286563 | MAQUINA PAREADORA AUTOMÁTICA DE CABLE AUTOMOTRIZ CON CONTROL ELECTRÓNICO Y MÉTODO DE TORSIÓN. | 2001 |
| **EQUIPO, FORMULACIÓN DE COMPUESTOS AISLANTES Y SISTEMAS DE EMBALAJE Y ESTIBADO DE CONDUCTORES ELÉCTRICOS AUTOMOTRICES** | | |
| MX185317<br>US5695173<br>BRPI9704234-0 | PLATAFORMA LEVADIZA DE TIJERA CON CONTROL ELECTRÓNICO. | 1997 |
| US5955525<br>EP98301424.2 | FORMULACIÓN POLIOLEFINICA DE BAJA EMISIÓN DE HUMOS SIN HALOGENOS Y RESISTENTE A LA FLAMA, PARA PROTECCIÓN AISLANTE DE CABLE AUTOMOTRIZ. | 1999 |
| US6255374<br>EP98301424.2 | FORMULACIÓN DE COMPUESTOS DE CLORURO DE POLIVINILO LIBRE DE METALES PESADOS, PARA AISLAMIENTO DE CABLE PRIMARIO AUTOMOTRIZ DE PARED DELGADA | 2002 |
| EXP973997<br>US6273361 | SISTEMA DE EMBALAJE Y ESTIBADO DE CONDUCTORES ELECTRICOS AUTOMOTRICES. | 2001 |
| US6508434 | SISTEMA DE EMBALAJE Y ESTIBADO AUTOMÁTICO DE CONDUCTORES ELÉCTRICOS. | 2002 |
| **CONDUCTORES ELÉCTRICOS PARA LA INDUSTRIA AUTOMOTRIZ** | | |
| EXP983858<br>US6204452<br>VE2576 | CONDUCTOR ELÉCTRICO AUTOMOTRIZ FLEXIBLE DE ALTA RESISTENCIA MECÁNICA, A BASE DE ALEACIONES DE COBRE | 2001 |
| EXP971243<br>US6331676<br>EP98301190.9<br>VE9214 | CABLE PRIMARIO DE CONDUCTOR COMPRIMIDO. | 2002 |
| EXP972115<br>US6362431 | CABLE PRIMARIO DE PARED ULTRADELGADA PARA SERVICIO AUTOMOTRIZ. | 2002 |
| **SISTEMAS DE MEDICIÓN Y DE ELIMINACIÓN DE BURBUJAS DE AIRE PARA MEJORA DE PROCESOS PRODUCTIVOS DE CABLE Y FORMULA POLIMÉRICA DE AISLAMIENTO** | | |
| MX176564 | SISTEMA DE CONTROL DE ILUMINACIÓN A LAZO CERRADO PARA OPERAR MICROSCOPIO METALOGRÁFICO EN LA CARACTERIZACIÓN DE DADOS DE ESTIRADO | 1994 |
| MX178808<br>US5457571<br>EP0557648<br>BRPI9205102-2<br>CH40260<br>JP2964372<br>CA2085911 | MEJORAS A MICROSCOPIO METALOGRÁFICO UTIL PARA CARACTERIZACIÓN DE DADOS DE ESTIRADO DE CONDUCTORES. | 1995 |
| MX180730 | SISTEMA DE DETECCIÓN Y ELIMINACIÓN DE BURBUJAS DE AIRE EN GELATINAS DE RELLENO EN EL PROCESO DE TUBULADO PARA CABLES DE FIBRA ÓPTICA | 1995 |
| MX196842 | COMPOSICIÓN POLIMÉRICA, RETARDANTE A LA FLAMA, SUPRESORA DE HUMOS Y BAJA ACIDEZ PARA AISLAMIENTO DE CONDUCTORES ELÉCTRICOS Y CUBIERTA DE CABLES | 2000 |
| **CABLES PARA TELECOMUNICACIONES Y CONDUCTORES ELÉCTRICOS** | | |
| MX159491 | MEJORAS EN CABLE ÓPTICO PARA TELECOMUNICACIONES | 1989 |
| MX188229 | CABLE DE FIBRA ÓPTICA DOBLE ENVOLVENTE QUE IMPIDE LA PENETRACIÓN DE AGUA | 1998 |
| MX189883 | CABLE DE FIBRA ÓPTICA EN CONSTRUCCIÓN HOLGADA CON UNIDADES TRANS TIPO RIBBON | 1998 |
| MX195831<br>US5912436<br>VE | CABLE CONDUCTOR ELÉCTRICO CO-EXTRUIDO EN TRES CAPAS AISLANTE DE BAJA ABSORCIÓN DE HUMEDAD, MÉTODO ELÉCTRICO, BAJA EMISIÓN DE GASES TÓXICOS Y HUMOS, RETARDANTE A LA FLAMA. | 2000 |
| US6495762 | CABLE DE USO MÚLTIPLE PARA TELECOMUNICACIONES DE PLANTA EXTERNA. | 2002 |
| US EXP 09/804,054 | CABLE ACOMETIDA TELEFÓNICA PARA SERVICIOS DE ALTO DESEMPEÑO EN TRANS DE VOZ, VIDEO, DATOS Y ACOMETIDA. | 2002 |
| EXP962631<br>US5999677 | CABLE DE FIBRAS ÓPTICO MEJORADO | 2003 |
| **DISPOSITIVOS DE VERIFICACIÓN Y SENSOR DE CONTEO Y DIMENSIONAMIENTO DE GRIETAS EN PROCESO DE COLADA CONTINUA DE COBRE** | | |
| MX180731 | APARATO PARA VERIFICAR LA ALINEACIÓN DE UNA LAMINADORADE CONDUCTORES METÁLICOS MEDIANTE LASER | 1995 |
| MX192985<br>US5923771 | DISPOSITIVO SENSOR DE CONTEO Y DIMENSIONAMIENTO EN GRIETAS Y BURBUJAS SUPERFICIALES EN BARRA DE COBRE DURANTE EL PROCESO DE COLADA CONTINUA | 1999 |
| **DISPOSITIVO DE INTERCONECCIÓN PARA TERMINALES TELEFÓNICAS, IDENTIFICADOR DE LLAMADAS PARA USO EN CENTRALES TELEFÓNICAS** | | |
| MX197961 | DISPOSITIVO INTERCONEXIÓN RAPIDA PARA TERMINALES TELEFÓNICAS CON PROTECCIÓN A LA INTERMPERIE Y HUMEDAD | 2000 |
| MX197965<br>US5907605<br>AR007709B1 | IDENTIFICADOR DE LLAMADAS TELEFÓNICAS PARA USO EN CENTRALES CON DOBLES FORMATOS DE SEÑALIZACIÓN EQUIPO DUAL DE IDENTIFICACIÓN DE LLAMADAS TELEFÓNICAS | 2000 |
| **MEJORAS A SISTEMAS Y COMPONENTES PARA INSTALACIÓN E INTERCONEXIÓN DE REDES TELEFÓNICAS** | | |
| MX162117 | MEJORAS A SISTEMAS DE INSTALACIONES DE VÍAS TELEFÓNICAS | 1991 |
| MX173704 | MEJORAS A CIERRE DE EMPALME REENTRABLE | 1994 |
| MX174591 | MEJORAS EN CAJA HERMÉTICA PARA LA INTERCONEXIÓN DE CABLES TELEFÓNICOS | 1994 |
| MX174970 | MEJORA A CIERRE DE EMPALME | 1994 |

Las patentes de Condumex han sido concedidas para su explotación por un período de 15 años.

Las principales marcas son: Condumex, Condulac, Vinanel, Vinilat, Bravo Twist, Latincasa, Carpro, Gabriel, IEM, Selmec, Equiter, S&C Selmec, Precitubo, Microm, Sinergia, Cordaflex, Cablena, Procisa.

**Nacobre**

Las empresas del Grupo Nacobre tienen registradas las siguientes marcas:

| MARCA | FECHA DE REGISTRO | FECHA DE VENCIMIENTO |
|---|---|---|
| NACOBRE | 16 ENERO 2001 | 15 ENERO 2011 |
| ALMEXA | 26 SEPTIEMBRE 1997 | 26 SEPTIEMBRE 2007 |
| ALUREY | 28 OCTUBRE 1998 | 24 AGOSTO 2008 |
| ALUPAK | 12 FEBRERO 1976 | 22 NOVIEMBRE 2009 |
| CUPRO | 10 OCTUBRE 1999 | 09 OCTUBRE 2009 |
| DURALON | 29 NOVIEMBRE 2001 | EN RENOVACIÓN |

Nacobre no tiene registrada ninguna patente, actualmente.

**Frisco**

**Información de Patentes.**
Patente de invención no.177399 reactor y método de flotación con generador externo de burbujas propiedad de Servicios Corporativos Frisco S. A. de C. V., con una duración de 20 años a partir de marzo de1990 y su uso se aplica a los procesos de flotación de minerales.

**Porcelanite**

Las principales marcas comerciales con que cuenta son: Porcelanite, Itálica y Alessandra.

**Cigatam Philip Morris México**

**Contrato de Licencia / Marcas.**
Se tiene contrato de licencia de marcas y asistencia técnica con Philip Morris Products S. A. quien es la propietaria de las marcas internacionales que se elaboran y venden en México por Cigatam - Philip Morris México tales como Benson & Hedges, Marlboro, L&M y Parliament. Cigatam produce y es la dueña de las marcas nacionales Delicados, Broadway, Faros, Elegantes, Tigres, Lder y Reales, y que son otorgadas bajo licencia a Philip Morris México para su comercialización.

## Grupo Sanborns

### Marcas.

| TITULO | TIPO | PRODUCTOS | SIGNO DISTINTIVO | TITULAR | VENCE | OBSERVACIONES |
|---|---|---|---|---|---|---|
| 403321 | Marca Innominada | SERVICIOS DE RESTAURANTES | DISEÑO (TRES TECOLOTES) | Sanborn Hermanos, S.A. | 25-May-10 | |
| 13353 | Nombre Comercial | VENDER EN GENERAL TODA CLASE DE ARTÍCULOS | SANBORNS | Sanborn Hermanos, S.A. | 19-Dic-03 | |
| EXPEDIENTE 599180 | Marca Nominativa | SERVICIOS DE RESTAURANTE | SANBORNS | Sanborn Hermanos, S.A. | | Solicitud de registro en trámite. |
| 513950 | Marca Mixta | RESTAURANTES | SANBORNS CAFÉ Y DISEÑO (TRES TECOLOTES) | Sanborn Hermanos, S.A. | 13-Nov-05 | |
| 462620 | Marca Mixta | COMERCIALIZACIÓN DE DISCOS | MIXUP Y DISEÑO (MIXUP EN RELIEVE) | Promotora Musical, S.A. De C.V. | 10-Mar-04 | |
| 20294 | Nombre Comercial | PASTELERÍA, CONFITERÍA Y REPOSTERÍA. | EL GLOBO | Pastelería Francesa, S.A. de C.V. | | Renovación en trámite a nombre de Gastronomía Avanzada Pastelerías, S.A. de C.V. |
| 409787 | Marca Nominativa | SERVICIOS DE PASTELERÍA | EL GLOBO | Pastelería Francesa, S.A. de C.V. | 21-Ene-11 | En trámite transmisión de derechos a nombre de Gastronomía Avanzada Pastelerías, S.A. de .C.V |
| 585394 | Marca Mixta | SERVICIOS DE PASTELERÍA | EL GLOBO Y DISEÑO (GLOBO AEROSTÁTICO Y LEYENDA FUNDADA EN 1884) | Pastelería Francesa, S.A. de C.V. | 30-Jun-08 | En trámite transmisión de derechos a nombre de Gastronomía Avanzada Pastelerías, S.A. de .C.V |

### Contratos

Se tienen celebrados contratos con algunos de los principales transportistas en el país, con el objeto de transportar la mercancía de la frontera norte a la Ciudad de México y transferir mercancías del centro de distribución de Vallejo a diferentes tiendas, así como para distribuir la producción de la planta de Popocatépetl a las sucursales El Globo y La Balance.

### Sanborns

Sanborns es propietaria y utiliza marcas de productos elaborados en sus fábricas, como son la crema Teatrical (de acuerdo a la fórmula establecida por los laboratorios Sanborns) y el agua de colonia Sanborns.Asimismo, en los productos de dulces y chocolates, Sanborns fabrica y comercializa sus marcas conocidas en el mercado como los chocolates Capitán, Tecolote, Manicero, así como los dulces Ponpons, Gomitas, agua de colonia Sanborns y crema Teatrical. El 1.7% de las ventas netas corresponde a marcas propias.

### Sears México

En forma simultánea a la compra de una participación accionaria mayoritaria en Sears México por parte de la Compañía en abril de 1997, Sears México celebró un contrato de licencia de uso de marcas (el "Contrato de Marcas Sears") con Sears Roebuck, conforme el cual Sears México obtuvo, entre otros derechos: (1) una licencia exclusiva para utilizar la marca "Sears" en la operación de tiendas de venta al menudeo en México y (2) una licencia no exclusiva para utilizar ciertas marcas, nombres comerciales, lemas y otros derechos propiedad de Sears Roebuck Inc. en la comercialización y venta de ciertos productos de esta última. El Contrato de Marcas Sears venció en abril de 2002 y a la fecha ya fue negociada una ampliación hasta el año 2012.

Además de los productos de marca, Sears México ha celebrado contratos de licencia no exclusiva con Sears Roebuck, para vender productos de línea de artículos para el hogar ("hardlines") con las marcas Kenmore, Roadhandler y Craftsman entre otras, ropa para caballero marca Franco Rossini y pantalones de mezclilla marca Canyon River Blues, entre otras. Además, Sears México está desarrollando su propia línea de ropa para dama, caballero y niños, artículos para baño y otros. Sears México considera que en términos generales la mercancía de marca propia le ofrece al cliente una mayor calidad a precios más bajos y tiene márgenes de utilidad superiores a la mercancía de marcas reconocidas, y que su programa de marca propia ayuda a distinguirla de sus competidores. En 2002, aproximadamente el 4.7% de las ventas netas de Sears México se derivaron de la venta de mercancía de marca propia. El objetivo de la administración consiste en incrementar consistentemente el porcentaje del total de ventas representado por las ventas de mercancía de marca propia.

Sears México tiene una licencia exclusiva (Pier 1) que vence en diciembre de 2006; tal licencia ofrece a sus clientes una combinación de productos que la distinguen de sus competidores. Actualmente, Sears México vende mercancía de Pier 1 en 16 de sus tiendas. Sears México también cuenta con una licencia no exclusiva para vender ropa casual bajo la marca Carlo Corinto en México.

Sears México concesiona espacio dentro de sus tiendas a terceros, tales como reparación de relojes, ópticas y aparatos auditivos. Sears México recibe un porcentaje preestablecido de los ingresos del concesionario y éste último paga sus propios gastos de operación. Sears México selecciona a estos concesionarios dependiendo de cada tienda, igualando la selección de concesiones de una tienda en particular al perfil de los clientes de dicha tienda.

Se tienen celebrados contratos con algunos de los principales transportistas en el país, con el objeto de transportar la mercancía de la frontera norte a la Ciudad de México y transferir mercancías del centro de distribución de Vallejo a diferentes tiendas y clientes.

**Controladora y Administradora de Pastelerías**

La empresa tiene registradas, entre otras, las marcas comerciales "El Globo", "Delibrot" y "La Balance", así como derechos de autor relacionados con su actividad.

Se tienen celebrados contratos con algunos de los principales transportistas con el objeto de transportar la producción desde la Planta de la Ciudad de México a diferentes sucursales.

**Promotora Musical**

Promotora Musical tiene registrados los nombres comerciales de "Mixup", "No Problem", "Discolandia" y "La Feria del Disco México", "Mix Up Express" y tienen una licencia para operar la marca "Tower Records".

**Políticas de Investigación y Desarrollo**

Grupo Carso cuenta con el Centro de Investigación y Desarrollo (CIDEC), que se dedica al desarrollo de nuevos procesos, nuevos materiales y nuevos productos relacionados con los mercados que atiende GCarso (telecomunicaciones, construcción, autopartes, energía y minería, entre otros).

Cuenta con instalaciones propias, localizadas en el Estado de Querétaro, y con un grupo de 120 personas que trabajan exclusivamente en el área de investigación y desarrollo, en las áreas de cables, fibra óptica, telecomunicaciones, metalurgia, modernización, y sistemas de calidad.

Sus proyectos están orientados hacia el incremento de la productividad (a través de la reducción de los costos en las materias primas y al desarrollo de materiales y compuestos propios para aplicaciones específicas, a la mejora de los procesos productivos existentes, a la revisión de almacenes, a la reducción de desperdicios, etc.), al desarrollo de nuevos productos (todo tipo de cables de cobre, aluminio, y fibra óptica, dispositivos electrónicos para las telecomunicaciones, desarrollo de software) y proyectos relativos con la ecología (reutilización de residuos peligrosos y no peligrosos, disminución de la generación de posibles contaminantes, etc.)

Las solicitudes de proyectos, provienen de las áreas comerciales de nuestras empresas, de las plantas del Grupo, y del mismo CIDEC; los criterios para su aceptación y elaboración son los siguientes:

- Proceso de Competitividad de las plantas (reducción de costos y diferenciación de productos).
- Proceso de Calidad de las plantas (mantenimiento de la tecnología que permita la consistencia de nuestros procesos y productos).
- Esquema de desarrollo de nuevos productos (todo lo nuevo que permita el crecimiento y la diversificación de grupo).
- Un criterio adicional al que se tiene para estas categorías es el que presente una redituable relación costo – beneficio, que sea reflejada en los resultados de las plantas.

El 12 de diciembre de 2002, Grupo Condumex recibió el Premio Nacional de Tecnología 2002, en la categoría de empresa de manufactura grande, que otorga la Secretaría de Energía a las empresas que cuentan con un sistema de administración de tecnología como elemento para elevar la competitividad de las empresas.

Condumex obtuvo dicho premio debido a los excelentes resultados de sus sistemas y prácticas de gestión tecnológica, incluyendo conocimiento estratégico e integración de mercados y clientes, competitividad de productos procesos y servicios, planeación estratégica y tecnológica, patrimonio y capacidad tecnológica, resultados de la gestión tecnológica, prácticas para la gestión tecnológica, y resumen de indicadores de gestión.

La compañía no ha celebrado contratos relevantes diferentes a los que tengan que ver con el giro normal del los negocios en los que participa.

### iv) Principales Clientes

Grupo Carso no tiene clientes. A continuación se presenta una tabla con los principales clientes de las subsidiarias de Grupo Carso, de acuerdo a la categoría de producto/servicio que ofrecen:

| Categoría | Producto / Servicio | Principales clientes |
|---|---|---|
| Industriales | Cable y bienes de capital | CFE, Luz y Fuerza, Telmex, constructoras, Delphi, otras empresas telefónicas, distribuidores, etc. |
| | Instalación | Telmex, América Móvil, CFE, compañías de televisión por cable |
| | Arneses eléctricos y autopartes | General Motors, Volkswagen, Ford, Daimler-Chrysler distribuidores y refaccionarias |
| | Tubo, láminas y productos de cobre y sus aleaciones, perfiles, láminas y productos de aluminio y tubos de PVC, polietileno y polipropileno | Distribuidoras de materiales para la construcción, industria automotriz, eléctrica, electrónica, aire acondicionado, línea blanca, refrigeración, alimenticia y farmacéutica. |
| | Concentrado de plomo-plata, zinc | Met-Mex Peñoles, Trafigura Beheer B.V. |
| | Acido fluorhídrico | E. I. Dupont, Atofina Chemicals, Solvay Fluorides, Pemex Cadereyta |
| De Servicios | Transporte ferroviario de carga | Principalmente empresas comercializadoras de granos e industrias química, cementera y vidriera. |
| Consumo | Loseta cerámica | Sanimex, Mosaic Tile mayoristas, minoristas de acabados |
| | Adhesivos | Recubre, Sanimex |
| | Cigarros | Nueva Walmart de México, Grupo Oxxo y Grupo Costco de México. |
| Comerciales | Alimentos y bebidas, regalos, artículos de tocador, discos, cassetes, pan y pasteles, electrónicos, , entre otros | Público en general |

Cigatam, Subsidiaria de Grupo Carso, registró ventas a Philip Morris México, equivalentes al 20% de las ventas consolidadas de Grupo Carso. Philip Morris México es una empresa asociada de Grupo Carso, y se encarga de distribuir y comercializar los productos elaborados por Cigatam.

## v) Legislación Aplicable y Régimen Tributario

Grupo Carso está sujeto al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, como son el Código de Comercio, la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y todas las disposiciones en materia fiscal.

IEPS

El 1° de enero de 2002 se publicaron en el Diario Oficial de la Federación diversas modificaciones a algunas de las disposiciones legales en materia fiscal, que pudieran representar cambios en la situación financiera de Grupo Carso así como cambios que pudieran afectar a los accionistas. La venta de cigarros está sujeta al pago del IEPS. En este sentido, Cigatam debe pagar el impuesto correspondiente mensualmente a una tasa de 107% para cigarros con filtro y de 80% para cigarros sin filtro, durante el año 2003.

Régimen de consolidación fiscal:

Carso cuenta con autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal (de ISR e IMPAC) en forma consolidada, que excluye a las subsidiarias del extranjero.

## vi) Recursos Humanos

Grupo Carso no tiene empleados; sin embargo, a través de sus subsidiarias, contaba al final del año 2002, con alrededor de 68 mil empleados, de los cuales, el 67% son funcionarios y empleados, y de éstos, el 41% son de confianza y el 59% están sindicalizados. El 33% del total del personal son obreros, todos sindicalizados.

| | De Confianza | Sindicalizados | Total |
|---|---|---|---|
| Funcionarios | 941 | 0 | 941 |
| Empleados | 17,725 | 26,650 | 44,375 |
| Obreros | 0 | 22,533 | 22,533 |
| Total | 18,666 | 49,183 | 67,849 |

La relación de las subsidiarias con sus sindicatos se ha mantenido, hasta la fecha, en buenos términos.

## vii) Desempeño Ambiental

Grupo Carso cuenta con una política ambiental a nivel subsidiarias, a continuación se presenta la política ambiental de las principales subsidiarias.

### Condumex

Desde el año de 1999, Grupo Condumex cuenta con una Política Corporativa de Protección del Ambiente. Se ha emprendido un programa para implantar sistemas de administración ambiental en las plantas del grupo. Como resultado de este programa, seis plantas cuentan con certificación en el sistema ISO-14001; adicionalmente, cuatro plantas cuentan con Certificado de Industria Limpia emitido por la autoridad competente en el ámbito federal o estatal. Las actividades productivas de Grupo Condumex se consideran de impacto ambiental de bajo a medio.

### Nacobre

Las empresas de Grupo Nacobre de competencia federal desde el punto de vista ambiental, se han adherido al Programa de Auditorías Ambientales promovida por la Procuraduría Federal de Protección al Ambiente. De estas, cuatro empresas cuentan con Certificado de Industria Limpia en tanto que tres de ellas desarrollan el plan de trabajo orientado a la consecución de dicho certificado. Las plantas de competencia local cumplen con la normatividad ambiental vigente sin necesidad de adherirse a un programa. Se cuenta

con un sistema de administración ambiental. Las actividades productivas de Grupo Nacobre se consideran de impacto ambiental de bajo a medio.

**Porcelanite**

Grupo Porcelanite cuenta con una Política para Protección al Ambiente. Las plantas de Grupo Porcelanite son de competencia local y cumplen con la normatividad vigente. Sus actividades productivas se consideran de impacto ambiental bajo.

**Frisco**

Frisco participa en tres sectores productivos: ferroviario, minero y químico. En el sector químico, Frisco cuenta con una planta productora de ácido fluorhídrico de alto riesgo. Dicha planta cuenta con Certificado de Industria Limpia y se le considera pionera y de avanzada en el ámbito de la protección ambiental. En el sector minero, se cuenta con una unidad industrial certificada como Industria Limpia. Se ha instrumentado un sistema de administración ambiental enfocado a minimizar la generación de residuos; a reducir impactos ambientales adversos y a contar con planes de atención a contingencias y emergencias ambientales. Dentro de este sector, las actividades productivas se consideran de impacto ambiental de medio a alto. En el sector ferroviario, Ferrosur cuenta con Certificado de Industria Limpia en su taller de Apizaco, Tlaxcala. Se está trabajando para tratar de obtener en 2003, este mismo certificado en cuatro talleres más. Se construyó además una nueva zona de abastos en Tierra Blanca, Ver., que cumple con la normatividad ambiental.

**Grupo Sanborns**

Grupo Sanborns se caracteriza por cumplir con las normas ambientales que le son aplicables por lo que en cada una de las unidades o establecimientos en los que participa se cumplen los requisitos correspondientes y se obtienen las autorizaciones a que los mismos están sujetos, principalmente en materia de control y registro de aguas residuales, emisiones a la atmósfera, así como para el manejo y disposición final de residuos sólidos y materiales peligrosos cuando por necesidades del negocio se manejan o se generan. Para tales efectos, Grupo Sanborns normalmente contrata los servicio de empresas debidamente autorizadas por las autoridades ambientales o sanitarias respectivas. Grupo Sanborns considera que ninguna de las actividades propias de los negocios que maneja representan algún riesgo importante considerable en materia ambiental, por lo que la misma no está sujeta a controles o registros especiales

## viii) Información del Mercado

**Condumex**

Los principales mercados que atiende Grupo Condumex a través de sus diferentes compañías son:

Telecomunicaciones.- fundamentalmente enfocado al sector comunicaciones, este sector ha enfrentado una fuerte competencia acentuada por la disminución en la demanda de diferentes productos, sin embargo, el desarrollo de proyectos llave en mano que integran el diseño, la manufactura y la instalación han permitido a Grupo Condumex mantener su presencia en el mercado. Condumex se mantiene como uno de los principales proveedores de cable para la industria de las telecomunicaciones en México.

Construcción y energía.- este segmento atiende las necesidades del sector construcción. Una fuerza importante de Condumex es el reconocimiento de su marca en el mercado y la red de distribuidores a nivel nacional. Asimismo, se ofrecen productos y servicios en el sector energía, principalmente dirigidos a la industria eléctrica.

Automotriz.- atiende necesidades del sector auto partes y electrónica, el dinamismo mostrado por el primero y las ventajas de Condumex originadas por una integración vertical de su producción, alianzas estratégicas permitieron mantener la preferencia dentro del mercado.

Los principales competidores de Condumex en los distintos mercados en que participa son empresas nacionales y extranjeras tales como: Xignux, Iusa, Boge, Lerc, Essex, Alcatel, Pirelli, Yazaki, Phelps Dodge, Comscop y Belden.

**Nacobre**

**División Cobre.**
Los productos de la división Cobre concurren al mercado de la construcción, industria automotriz, eléctrica y electrónica, línea blanca, aire acondicionado, refrigeración, cartuchería deportiva e industria militar, así como acuñación de monedas, artesanías, plantas de generación de energía eléctrica e intercambiadores de calor.

El principal competidor en esta división es Industrias Unidas, S. A. de C. V.

**División Aluminio.**
Los productos de la división aluminio abastecen a los mercados de la construcción, automotriz , línea blanca y artículos domésticos, industria eléctrica, alimenticia y farmacéutica e industria en general.

Los principales competidores de esta división son Cuprum e Indalum.

**División Plásticos.**
Los sectores del mercado a los que concurren los productos de la división Plásticos son construcción, telefónico, hidráulico y agrícola.

Los principales competidores de esta división son Plásticos Rex y Plásticos Omega.

Las empresas del grupo también enfrentan la competencia de la importación de productos similares a los que manufacturan.

Nacobre mantiene una importante ventaja competitiva en el mercado al ofrecer a sus clientes una gran diversidad de productos, los cuales son fabricados con la más alta tecnología y calidad con prestigio internacional.

**Frisco**

**División Minera.**
Frisco en su división minas cuenta actualmente con un mercado nacional y de exportación, en el mercado nacional el principal cliente es Met-Mex Peñoles, y para el mercado de exportación, vende en E.U.A., donde su principal cliente es Trafigura.

**División Químicos.**
Química Flúor participa en el mercado de Estados Unidos de Norteamérica y exporta el 99% de su producción a ese país. Los principales segmentos donde se utiliza el ácido fluorhídrico son en la fabricación de: gases refrigerantes y fluoropolímeros, producción de aluminio, refinación de gasolina, limpieza de metales, producción de combustible nuclear y otros. Los principales competidores son: Honeywell y Solvay.

Los factores que más afectan a estas divisiones de Frisco son los precios de los metales, el tipo de cambio y la desaceleración de la economía internacional.

**División Ferroviaria.**
Ferrosur sirve a los puertos de Veracruz, Coatzacoalcos y Salina Cruz y los enlaza con los principales centros de producción y consumo del centro y sureste del país, atendiendo principalmente los mercados nacional e internacional de importación. Además con el servicio de ferrobarcazas, atiende el tráfico internacional entre el sureste de México y el centro-este de los EUA. Los segmentos en los que participa son agrícola (granos, azúcar y otros), petroquímico (químicos y fertilizantes), industrial (papel, cerveza, siderúrgicos y otros), cementero, mineral (arena sílica, mineral de fierro y coque), automotriz e intermodal. Durante el año 2002, las ton-km trasportadas tuvieron un 2.3% de incremento con respecto a 2001.

Ferrosur enfrenta competencia directa de Transportación Ferroviaria Mexicana, en el puerto de Veracruz, por ser el único puerto en el país que es atendido por dos líneas de ferrocarril, además de competir con el autotransporte de carga general.

**Porcelanite**

Porcelanite conserva su posición como líder en la industria de loseta cerámica en México, con una participación superior al 40% del mercado. Durante el año 2002, Porcelanite continuó creciendo sus volúmenes de producción, aunque a un ritmo menor comparado con los crecimientos mostrados en los últimos años.

| Principales competidores | Marcas |
| --- | --- |
| Vitromex | Vitro |
| Ladrillera Monterrey | Lamosa |

**Cigatam Philip Morris México**

El mercado de cigarros en México es muy estable, mientras que la participación de mercado de la empresa se ha venido incrementando en los últimos 22 años. La participación de mercado, medida en volumen, se incrementó de un 58.3% al cierre de 2001, a un 59.4% al cierre de 2002. Esto es, un crecimiento de 110 puntos base durante el año mientras que el volumen de mercado total disminuyó igualmente en 110 puntos base respecto al año 2001.

En cuanto a la participación por segmento, Cigatam – Philip Morris México, al cierre del año reportó un crecimiento en el segmento de precio alto de 80 puntos base, alcanzando un 76.7% contra un 75.9% del año anterior. En el segmento de precio bajo, la participación de mercado subió de 55.4% a 56.9%. La solidez en estos segmentos se debe a la fortaleza de marcas como Marlboro, Benson & Hedges, Delicados y Faros. Por su parte, la participación en el segmento de precio medio disminuyó de 12.2% a 11.2%.

Marlboro, de forma individual, continuó creciendo su participación en 2002, alcanzando 43.1% de forma individual, contra 42.4% de participación al cierre del año anterior. Durante abril de 2002 se lanzó la marca Lider, ofreciendo otra opción a los consumidores de segmento medio. Adicionalmente, se realizó la ampliación de la marca Bensons & Hedges con el lanzamiento de la presentación Lights en noviembre del mismo año.

**Grupo Sanborns**

A pesar de que no hay tiendas o cadenas detallistas que sean directamente comparables con Sanborns, cada una de sus divisiones enfrenta diferentes competidores. Debido a su formato único, Sanborns compite con tiendas departamentales, farmacias y cadenas de restaurantes. Walmex, a través de los restaurantes Vips tiene un formato con tienda y restaurante, que compite con Sanborns bajo el mismo concepto. Grupo Sanborns está presente en 39 ciudades de la República, con un total de 420 puntos de venta, a través de sus diferentes formatos, distribuyéndose, 261 en la zona metropolitana de la Ciudad de México y 159 en provincia.

Sears compite con Salinas y Rocha, Liverpool y El Palacio de Hierro, pero también lleva la ventaja debido a su presencia nacional. Adicionalmente a su extensa red de tiendas, que abarca 39 ciudades mexicanas, Sears tiene una fuerte posición de mercado en enseres domésticos y otros bienes de consumo duradero a través de fuertes marcas desarrolladas por Sears en los Estados Unidos, que incluyen a Kenmore, Diehard y Craftsman.

Las tiendas de música son líderes en un mercado muy fragmentado compuesto principalmente de pequeñas tiendas independientes y departamentos de discos de grandes almacenes.

El negocio de los restaurantes en México está altamente fragmentado. Consiste de cadenas nacionales, cadenas en la Ciudad de México y algunos restaurantes independientes. Vips, representa al competidor más significativo para Sanborns. Se considera que los clientes ven a Vips y a Sanborns como sustitutos equivalentes, a pesar de que muchos restaurantes Vips no están ubicados junto a las tiendas y su decoración y menús varían. Otros competidores en este segmento incluyen a Wings, Toks y California.

A pasar de que en México la competencia en el mercado farmacéutico al menudeo es intensa debido a la presencia de varias cadenas de farmacias bien establecidas, como lo son Benavides y Fragua; Sanborns tradicionalmente ha disfrutado de una mayor presencia en la Ciudad de México y sus alrededores. Las

numerosas ubicaciones y calidad uniforme de Sanborns ayudan a reforzar la lealtad a la marca y el retorno de los clientes.

La Compañía considera que, al ser Grupo Sanborns una de las empresas de ventas al menudeo más importante del país, cuenta con un gran número de ventajas competitivas que incluyen: variedad de formatos complementarios de tiendas; gran diversidad geográfica en México; la existencia de sinergias entre sus negocios; personal gerencial experimentado y capacitado, enfocado a resultados; utilización de sistemas adecuados a la operación; y solidez financiera.

A través de Sears México y Sanborns, Grupo Sanborns opera importantes cadenas de tiendas de ventas al menudeo, que han capturado una porción significativa del mercado nacional. Sears, opera tiendas departamentales de formato tradicional que ofrecen una amplia selección de productos a través de sus líneas de artículos para el hogar y moda, contratos de servicio de reparación y mantenimiento, así como productos y servicios automotrices. Sanborns representa un concepto único que consiste en tiendas departamentales especializadas de pequeña escala (que incluyen farmacias, librerías, departamentos de aparatos electrónicos personales y para el hogar, accesorios y joyería para dama y caballero, así como regalos y novedades de alta calidad), combinadas con un restaurante y un bar que se encuentran abiertos de 7:30 A. M. a 1:30 A. M., los siete días de la semana.

Además de la operación de tiendas departamentales, Grupo Sanborns ha incursionado en el sector restaurantero y de bares, a través de la división de alimentos y bebidas de las unidades Sanborns y los Sanborns Café, en la venta de discos a través de Mixup, No Problem, Discolandia, La Feria del Disco México y Tower Records; en el negocio de panaderías y pastelerías a través de El Globo, La Balance, islas y barras de café.

La industria nacional de ventas al menudeo, también ha mostrado ciertas tendencias hacia la concentración de mercado, similares a las tendencias registradas en otros mercados del mundo. Esta concentración se debe principalmente a cuatro factores: (i) el uso de sistemas de información, que han permitido a los vendedores al menudeo alcanzar economías de escala, reducir costos e identificar oportunidades para la venta de mercancía; (ii) los requisitos de escala necesarios para lograr costos de abastecimiento más bajos y economías de escala; (iii) la necesidad de contar con acceso a capital; y (iv) el incremento en las obligaciones fiscales, que generan oportunidades de crecimiento para los comerciantes institucionales al desplazar a los establecimientos informales.

Grupo Sanborns considera que es la empresa departamental con mayor diversidad geográfica en México. Al 31 de diciembre de 2002, la Compañía operaba 45 tiendas Sears en todo México, ubicadas en 30 ciudades, 154 Tiendas Sanborns y Sanborns Café ubicadas en 31 ciudades, 64 tiendas de venta de música grabada distribuidas en 18 ciudades, 131 pastelerías con presencia en 8 ciudades y 26 barras de café en 5 ciudades. Gsanborns considera que esta diversidad geográfica le ha permitido desarrollar un conocimiento significativo sobre las preferencias y hábitos de consumo en las distintas regiones del país A medida que ambas economías se desarrollan y la población crece, las empresas de venta al menudeo buscan diversificarse geográficamente en mercados en donde antes no realizaban operaciones. La administración de Gsanborns considera que la presencia actual de sus subsidiarias en distintos mercados y su experiencia y conocimiento sobre las preferencias y hábitos de consumo en las distintas regiones del país, le proporcionan una ventaja significativa sobre otros competidores que no han penetrado previamente en estos mercados.

## ix) Estructura Corporativa

**PORCENTAJE DE PARTICIPACIÓN DE GRUPO CARSO, S.A. DE C.V. EN SUS SUBSIDIARIAS AL 31 DICIEMBRE DE 2002**



GRUPO CARSO
81.1863%
GRUPO SANBORNS, S.A. DE C.V.
PROMOTORA SANBORNS, S.A. DE C.V.
100.0000%
SEARS ROEBUCK DE MÉXICO, S.A. DE C.V.
84.9432%
SANBORN HERMANOS, S.A.
99.9354%
CONTROLADORA Y ADMINISTRADORA DE PASTELERIAS, S.A. DE C.V.
100.0000%
41 SUBSIDIARIAS
99.7173%
EMPRESAS FRISCO, S.A. DE C.V.
14 SUBSIDIARIAS
99.8919%
INDUSTRIAS NACOBRE, S.A. DE C.V.
13 SUBSIDIARIAS
100.0000%
INMUEBLES CANTABRIA, S.A. DE C.V.
20 SUBSIDIARIAS
99.5369%
GRUPO CONDUMEX, S.A. DE C.V.
54 SUBSIDIARIAS
99.9319%
PORCELANITE HOLDING, S.A. DE C.V.
10 SUBSIDIARIAS
99.9319%
PORCELANITE, S.A. DE C.V.
61.8450%
CONSORCIO BOSQUES, S.A. DE C.V.
80.8686%
CIGARROS LA TABACALERA MEXICANA, S.A. DE C.V.
1 SUBSIDIARIA
49.9950%
PHILIP MORRIS DE MÉXICO, S.A. DE C.V.
19 SUBSIDIARIAS

### x) Descripción de sus principales activos

A continuación se incluye una descripción de los activos que se consideran importantes para la actividad de cada una de las principales subsidiarias de Grupo Carso. Los activos fijos de la compañía se encuentran en su mayoría distribuidos en territorio nacional, y varían en cuanto a antigüedad, sin embargo, son regularmente objeto del mantenimiento necesario para su conservación, por lo que se considera que están en buen estado.

Para consultar información sobre las políticas y medidas ambientales de las principales subsidiarias de GCarso, referirse al inciso viii) *Desempeño Ambiental.*

Para consultar información acerca de proyectos de inversión en desarrollo, referirse a capítulo 3, inciso d), subinciso ii) *Inversiones Comprometidas al Final del Ejercicio.*

### Condumex.

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD MENSUAL INSTALADA (1) | % DE UTILIZACIÓN |
|---|---|---|---|
| NACIONAL DE CONDUCTORES ELÉCTRICOS | FABRICACIÓN DE CABLE DE MEDIA, ALTA TENSIÓN, ALAMBRE DE MAGNETO, CABLE DE CONSTRUCCIÓN, TELECOMUNICACIONES | 11,370 TONS. | 75.9 |
| NACEL OFICINAS REGIONALES DE VENTA | VENTAS Y DISTRIBUCIÓN | 22,755.68 M2 | 84.6 |
| NACEL | FIBRA OPTICA, CABLE ACOMETIDA, COMUNICACIONES, TRONCAL | 32,200 Km | 72.0 |
| CONALUM | MAQUILA ALAMBRÓN DE ALUMINIO | 3,000 TONS | 72.6 |
| CABLE AUTOMOTRIZ | FABRICACIÓN DE CABLE AUTOMOTRIZ | 2,069 TONS | 66.8 |
| ARNESES | FABRICACIÓN Y VENTA DE ARNESES ELÉCTRICOS AUTOMOTRICES | 33,674 M USPs | 68.7 |
| SWECOMEX | FABRICACIÓN DE RADIADORES E INTERCAMBIADORES DE CALOR | 50,000 hrs. | 60.0 |
| EQUITER | FABRICACIÓN DE EMPAQUES ESPIRO METÁLICOS y RTJ | 400,000 Pzas. | 40.0 |
| PRECITUBO | FABRICACIÓN Y COMPRA DE TUBO ESTIRADO EN FRIO | 1,100 ton | 70.0 |
| SELMEC EQUIPOS INDUSTRIALES | COMPRA VENTA DE MAQUINARIA Y EQUIPO | 40MMPESOS | 60.0 |
| CONTICON | FABRICACIÓN DE ALAMBRÓN DE COBRE | 28000 ton | 43.0 |
| COBRE DE MÉXICO | PRODUCCIÓN DE CÁTODO ELECTROLÍTICO DE COBRE | 11,000 TONS | 54.0 |
| PARTES AUTOMOTRICES | FABRICACIÓN DE CAMISAS PARA MOTOR DE COMBUSTIÓN INTERNA, AMORTIGUADORES, ANILLOS AUTOMOTRICES | 8,861 MPZAS | 73.1 |
| INSTALACIÓNES | INSTALAR FIBRA ÓPTICA, COBRE Y PONER EN SERVICIO REDES DE COMUNICACIÓN,UNIDADES DE RADIOFRECUENCIA | 500 KM y 300,000 PARES | 83.4 |

**NOTA:**
**1.- TODAS LAS PLANTAS SON PROPIAS, EXCEPTO UNA DE ELLAS QUE ES RENTADA.**
**2.- TODAS LAS PLANTAS, LOCALES E INVENTARIOS ESTÁN ASEGURADOS.**
**3.- LA MAQUINARIA DE LAS PLANTAS POTENCIA Y MAGNETO ESTÁN GARANTIZANDO PRESTAMOS BANCARIOS.**
**4.- LAS PLANTAS Y OFICINAS REGIONALES DE VENTA SE ENCUENTRAN ESTABLECIDAS EN 23 ESTADOS DE LA REPÚBLICA MEXICANA, ASÍ COMO EN LOS SIGUIENTES PAISES: GUATEMALA, BRASIL, ESPAÑA, CHILE Y ESTADOS UNIDOS DE NORTEAMÉRICA**

## Nacobre

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD ANUAL INSTALADA (TONS) | % DE UTILIZACIÓN |
|---|---|---|---|
| NAC. DE COBRE (PTA CELAYA) | SÓLIDO Y CONEXIONES | 30,257 | 79.00 |
| NAC. DE COBRE (PTA VALLEJO) | LÁMINAS Y TUBOS | 39,883 | 79.00 |
| NAC. DE COBRE (PTA SAN LUIS) | TUBOS Y CONEXIONES | 45,084 | 86.00 |
| ALMEXA ALUM.(PTA TULPETLAC) | LÁMINA PAPEL Y PASTA | 26,438 | 75.00 |
| ALMEXA ALUM.(PTA VER.) | LINGOTE | 49,314 | 28.00 |
| ALMEXA ALUM.(PTA VER.) | REFINACIÓN | 65,700 | 59.00 |
| CONESA,(PTA PUEB.) | FAB. PERFIL DE ALUMINIO | 12,038 | 71.00 |
| CONESA,(PTA GUAD.) | FAB. PERFIL DE ALUMINIO | 12,447 | 59.00 |
| TUBOS FLEXIBLES, SA. DE CV | FAB. TUBOS Y CONEXIONES DE P.V.C. | 44,696 | 76.00 |

**NOTA:**
**1.- TODAS LASPLANTAS SON PROPIAS.**
***2.- TODAS LAS PLANTAS E INVENTARIOS ESTÁN ASEGURADOS.***
**3.- NINGÚN ACTIVO ESTÁ OTORGADO EN GARANTÍA**
**4.- LAS PLANTAS SE LOCALIZAN EN EL D.F., ESTADO DE MÉXICO, SAN LUIS POTOSÍ, GUANAJUATO, VERACRUZ, JALISCO Y PUEBLA.**

## Frisco

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD INSTALADA (Tons Mens.) | % DE UTILIZACIÓN | UBICACIÓN |
|---|---|---|---|---|
| GRUPO FRISCO | | | | |
| MINERA REAL DE ÁNGELES, S. A. DE C. V.* | INDUSTRIA MINERO METALÚRGICA | 540,000 | - | ZACATECAS |
| MINERA SAN FRANCISCO DEL ORO, S. A. DE C. V. * | INDUSTRIA MINERO METALÚRGICA | 90,000 | - | CHIHUAHUA |
| QUÍMICA FLUOR, S. A. DE C. V. | INDUSTRIA QUÍMICA | 17,333 | 71.00 | TAMAULIPAS |
| COMPAÑÍA SAN FELIPE, S. A. DE C. V.* | INDUSTRIA MINERO METALÚRGICA | 90,000 | - | BAJA CALIFORNIA |
| MINERA TAYAHUA, S. A. DE C.V. | INDUSTRIA MINERO METALÚRGICA | 64,000 | 74 | ZACATECAS |

**1.- TODAS LAS PLANTAS SON PROPIAS.**
***2.- TODAS LAS PLANTAS E INVENTARIOS ESTÁN ASEGURADOS.***
**3.- NINGÚN ACTIVO ESTÁ OTORGADO EN GARANTÍA**

Los principales activos de Ferrosur son los siguientes:

- Título de concesión.
- Inversión en rehabilitación de vía e infraestructura.
- Equipo:
    - 184 Locomotoras, de las cuales 57 son propiedad de Ferrosur, y el resto son rentadas.
    - 4,580 Carros, de los cuales 224 son propiedad de Ferrosur, y el resto son rentados.
    - 84 equipos para conservación y supervisión de vía, de los cuales 79 de son propiedad de Ferrosur.

Ferrosur cuenta con una capacidad instalada de 16,500,000 toneladas, con un porcentaje de utilización del 75%.

Todos los activos de Ferrosur, tanto propios como propiedad de terceros, están asegurados, y ninguno de ellos está otorgado en garantía.

## Porcelanite

Al cierre del ejercicio 2002, la capacidad mensual instalada en las diferentes ubicaciones productivas de Porcelanite, era de 5.4 millones de metros cuadrados de cerámica para piso y muro, con una utilización promedio del 90%. Se trata de grandes y modernas instalaciones que se localizan en los Estados de Tlaxcala, Querétaro, Guanajuato y México, en las que se cuenta con equipos de avanzada tecnología vinculados a un eficiente programa de mantenimiento, que garantiza condiciones óptimas de uso.

A las ventajas de la modernidad y excelente estado de sus equipos, se agrega la de la autosuficiencia en arcillas, que es un insumo básico en la fabricación de los recubrimientos cerámicos de Porcelanite. La autosuficiencia se logra a través de sociedades subsidiarias de Porcelanite Holding, que son propietarias de minas localizadas en los Estados de Puebla y Guanajuato, con extensiones territoriales cercanas a las 270 has.

Por lo que respecta al adhesivo para recubrimientos cerámicos, su fabricación se realiza en una de las plantas más modernas del mundo en su género que se encuentra establecida en el Estado de Hidalgo y es propiedad de la sociedad denominada Technokolla México, S. A. de C. V., subsidiaria de Porcelanite Holding.

Con excepción de algunos bienes, que se encuentran amparados por contratos de arrendamiento financiero, la mayoría de los activos de las empresas que conforman el Grupo Porcelanite son de su propiedad y se reportan libres de gravamen. Algunos de los contratos de arrendamiento financiero se encuentran denominados en moneda nacional y sus vencimientos más cercanos son en el año 2003, y el más lejano a finales del año 2008, con tasas que tienen como referencia a la TIIE. Para los contratos denominados en dólares, los vencimientos más cercanos son en los años 2003 y 2004, con tasas actuales no superiores a 1.50%, mientras que el contrato con plazo más amplio vencerá en el año 2008, sobre el que aplica una tasa Libor más 1.50 puntos porcentuales. El incumplimiento en las condiciones daría lugar a la rescisión de los contratos.

Como parte fundamental de la administración y protección de estos activos, existen pólizas de seguro con coberturas que se consideran razonables, en términos de los conceptos que los amparan y de las sumas aseguradas.

## Cigatam

| PLANTA O CENTRO | ACTIVIDAD ECONÓMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACIÓN |
|---|---|---|---|
| MÉXICO | FABRICACIÓN DE CIGARRILLOS | 17,043 | 85.30% |
| TOLUCA | FABRICACIÓN DE CIGARRILLOS | 11,392 | 60.90% |
| GUADALAJARA | FABRICACIÓN DE CIGARRILLOS | 11,637 | 97.20% |
| (1) MILLONES DE CIGARROS ANUALES | | | |

## Grupo Sanborns

Los principales activos de Grupo Sanborns y sus subsidiarias, al final del año 2002, son los siguientes:

- 121 unidades de Sanborns, con un área total de 104,127 metros cuadrados en tienda y 38,922 asientos totales en restaurante,
- 33 restaurantes Sanborns Café, con un total de 6,272 asientos,
- 64 tiendas de música, con un área de ventas de 31,354 metros cuadrados en total.
- 45 tiendas departamentales Sears, con una superficie total de 272,292 metros cuadrados,
- 131 puntos de venta de El Globo, con una superficie de ventas de 15,870 metros cuadrados en total.
- 26 cafeterías con un área total de 2,463 metros cuadrados.
- Tres comisariatos o plantas de procesamiento de alimentos, una fábrica de chocolates y dos plantas de procesamiento de pan y pasteles, con una superficie total de 65,110 metros cuadrados.

Todos los activos de Grupo Sanborns cuentan con seguro. Los puntos de venta tienen una antigüedad variable en vista de que las subsidiarias fueron fundadas en su mayoría hace más de 50 años. Sin embargo, se remodelan periódicamente para conservar su buen aspecto y atractivo para nuestros clientes.

Por tratarse de inmuebles estratégicos para Grupo Sanborns, los tres comisariatos de procesamiento de alimentos, la fábrica de chocolates, y las plantas de procesamiento de pan y pasteles son propiedad de esta empresa.

Alrededor del 50% de los locales que ocupan los distintos formatos comerciales que Grupo Sanborns opera, son propiedad de esta empresa y sus subsidiarias, mientras que el resto son rentados.

| **Localización Geográfica en Territorio Nacional.** | **Plantas Comisariatos y Centros de Distribución** | **Puntos de Venta** |
|---|---|---|
| Ciudad de México y Zona Metropolitana | 6 | 261 |
| Centro | | 43 |
| Norte | | 35 |
| Noroeste | | 13 |
| Occidente | 2 | 28 |
| Sur | | 5 |
| Oriente | | 20 |
| Sureste | | 15 |
| **TOTAL** | **8** | **420** |

| | **Antigüedad** | **Propia o renta** |
|---|---|---|
| Planta Globo | Junio 2002 | Propia |
| Planta Guadalajara Globo | Marzo 1998 | Renta |
| Puntos de venta Globo | Variable | 14 propias y 117 rentadas |
| Comisaria Viaducto | Febrero 1968 | Propia |
| Comisaría Guadalajara | Febrero 1989 | Propia |
| Comisaría Tlalnepantla | Diciembre 1991 | Propia |
| Comisaría Monterrey | Mayo 1990 | Propia |
| Fábrica Excélsior | Marzo 1982 | Propia |
| Cafeterías | Variable | 1 propia y 25 rentadas |
| Centro de Distribución Sears | Marzo 1954 | Propio |
| Puntos de venta Sears | Variable | 19 propias y 26 rentadas |
| Puntos de venta S. Café | Variable | 22 propias y 11 rentadas |
| Puntos de venta Sanborns | Variable | 68 propias y 53 rentadas |

## xi) Procesos Judiciales, Administrativos o Arbitrales

Hasta la fecha, Grupo Carso no enfrenta ningún proceso judicial, administrativo o arbitral que pudiera representar un costo o beneficio de igual o mayor al 10% de sus activos. En la nota 14 de los Estados Financieros Dictaminados que se adjuntan a este Reporte, se hace referencia a un proceso judicial cuya resolución pudiera afectar a la Compañía.

## xii) Acciones Representativas del Capital Social

El importe del capital social suscrito y pagado de Grupo Carso, S. A. de C. V., asciende, al 31 de diciembre de 2002, a la cantidad de $1,001,451,785.38 representado por 866,065,800 acciones integrantes de la Serie "A-1, ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro. Actualmente la sociedad no cuenta con capital variable.

La sociedad no tiene valores en circulación o contrato alguno relacionado con su capital que impliquen su conversión, ejercicio, intercambio o suscripción en acciones.

Las modificaciones al importe del capital durante los últimos 3 ejercicios sociales, derivados de la recompra de acciones propias, se muestran en el siguiente cuadro:

**Cifras en Pesos**

| | Capital Social | |
|---|---|---|
| **Concepto** | **Importe Nominal** | **Número Acciones** |
| **Saldo al cierre de Dic-99** | 1,375,188,713.42 | 900,000,000 |
| **Recompra Acciones** | -9,931,918.49 | -6,500,000 |
| **Saldo al cierre de Dic-00** | 1,365,256,794.93 | 893,500,000 |
| **Recompra Acciones** | -4,965,958.83 | -3,250,000 |
| **Escisión (1)** | -330,874,304.50 | 0 |
| **Saldo al cierre de Dic-01** | 1,029,416,531.60 | 890,250,000 |
| **Recompra Acciones** | -27,964,746.22 | -24,184,200 |
| **Saldo al cierre de Dic-02** | 1,001,451,785.38 | 866,065,800 |

**Nota:**

| | |
|---|---|
| **Capital Social Escindido** | -340,073,000.00 |
| **Escisión de Recompra de Acciones** | -9,198,695.50 |
| | -330,874,304.50 (1) |

## iii) Dividendos

Durante los ejercicios de 2001 y 2002, no fue decretado ningún dividendo a los accionistas, sino que fueron reinvertidas las utilidades obtenidas por la Sociedad.

En la asamblea general ordinaria de accionistas de fecha 28 de abril de 2003, se aprobó el pago de un dividendo en efectivo de $0.70 por acción, pagadero en dos exhibiciones, a razón de $0.35 cada una, los días 20 de mayo y 18 de noviembre de 2003, respectivamente.

Cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Sociedad. Anualmente el consejo de administración analiza los resultados del ejercicio, los compromisos de inversión y de pago de pasivos y, en su caso, hace una propuesta de pago de dividendos a la asamblea de accionistas.

3). INFORMACIÓN FINANCIERA

## a) Información Financiera Seleccionada

Los siguientes cuadros muestran un resumen de la información financiera consolidada seleccionada de la Compañía que deriva de y que debe ser leída junto con los Estados Financieros Auditados. Los Estados Financieros correspondientes al ejercicio de 2002 fueron auditados por PricewaterhouseCoopers, S. C.

**GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS**
**Información Financiera Seleccionada**
**A Pesos Constantes de Cierre de Diciembre de 2002** (MILES DE PESOS)

| ***Conceptos*** | **2002** | **2001** | **2000** |
|---|---|---|---|
| Ventas Netas | 51,885,391 | 54,304,921 | 54,911,243 |
| Utilidad Bruta | 14,850,552 | 16,279,053 | 16,246,103 |
| Utilidad Operativa | 6,995,682 | 8,401,316 | 8,559,085 |
| EBITDA | 9,065,483 | 10,365,939 | 10,652,212 |
| Utilidad Neta Mayoritaria | 2,039,411 | 1,721,215 | 2,865,365 |
| Utilidad por Acción | 2.31 | 1.93 | 3.19 |
| Inversiones en Activo Fijo | 1,485,438 | 2,338,100 | 3,038,664 |
| Depreciación y Amortización del Ejercicio | 2,069,801 | 1,964,623 | 2,093,127 |
| Total de Activos | 62,870,978 | 67,365,955 | 93,601,883 |
| Total Pasivos con Costo | 17,447,052 | 23,177,680 | 31,252,460 |
| Rotación Cuentas por Cobrar (días) | 45 | 48 | 49 |
| Rotación Cuentas por Pagar (días) | 36 | 38 | 40 |
| Rotación de Inventarios (veces) | 3.85 | 3.71 | 3.46 |
| Capital Contable Consolidado | 27,489,184 | 25,173,870 | 35,953,517 |
| Dividendos en Efectivo Decretados por Acción | 0.00 | 0.00 | 0.00 |

## b) Información Financiera por Línea de Negocio, Zona Geográfica, y Ventas de Exportación

GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS
INFORMACION POR SEGMENTOS DE NEGOCIO
(MILES DE PESOS)

**2002**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 10,396,998 | 2,864,907 | 4,484,878 | 12,134,018 | 17,837,914 | 2,647,863 | 1,518,813 | **51,885,391** |
| Utilidad de Operación | 700,483 | 536,599 | 425,242 | 1,629,179 | 2,834,032 | 391,935 | 478,212 | **6,995,682** |
| Utilidad (Perdida) Neta Consolidada del Año | 480,161 | 74,623 | 123,966 | 678,246 | 1,824,006 | (115,350) | (56,445) | **3,009,207** |

**2001**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 9,268,626 | 2,735,168 | 5,152,523 | 15,054,016 | 17,530,793 | 2,907,889 | 1,655,906 | **54,304,921** |
| Utilidad de Operación | 680,748 | 589,548 | 599,023 | 2,485,672 | 2,972,147 | 348,908 | 725,270 | **8,401,316** |
| Utilidad (Perdida) Neta Consolidada del Año | 340,020 | 372,791 | (51,691) | 1,400,371 | 1,285,322 | (92,840) | (856,991) | **2,396,982** |

**2000**

| SECTOR | Tabacalera | Recubrimientos Cerámicos | Derivados del Cobre y Aluminio | Productos para las Industrias Automotriz, Construcción y Telecomunicaciones | Comercial | Minería | Otros y Eliminaciones | TOTAL CONSOLIDADO |
|---|---|---|---|---|---|---|---|---|
| Ingresos de Operación | 8,467,277 | 2,897,593 | 6,137,144 | 15,487,608 | 16,636,149 | 3,587,905 | 1,697,567 | **54,911,243** |
| Utilidad de Operación | 648,337 | 829,406 | 766,143 | 2,594,965 | 2,719,713 | 402,203 | 598,318 | **8,559,085** |
| Utilidad (Perdida) Neta Consolidada del Año | 397,772 | 280,298 | 242,296 | 1,440,248 | 928,906 | (275,527) | 275,557 | **3,289,550** |

GRUPO CARSO, S. A. DE C. V., Y SUBSIDIARIAS
ANALISIS DE VENTAS DE EXPORTACIÓN POR AREA GEOGRÁFICA
DE LOS SIGUIENTES EJERCICIOS:
(MILES DE PESOS)

ACTUALIZADO A PESOS
DE CIERRE DE DICIEMBRE DE 2002

| VENTAS | 2000 | % S/VTAS.TOT. | 2001 | % S/VTAS.TOT. | 2002 | % S/VTAS.TOT. |
|---|---|---|---|---|---|---|
| NORTEAMÉRICA | 5,029,462 | 9.1593% | 4,118,409 | 7.5839% | 3,553,365 | 6.8485% |
| CENTRO, SUDAMÉRICA Y EL CARIBE | 947,367 | 1.7253% | 869,058 | 1.6003% | 634,338 | 1.2226% |
| EUROPA | 870,984 | 1.5862% | 519,315 | 0.9563% | 305,542 | 0.5889% |
| RESTO DEL MUNDO | 48,251 | 0.0879% | 44,612 | 0.0822% | 8,701 | 0.0168% |
| VENTAS DE EXPORTACIÓN | 6,896,065 | 12.5587% | 5,551,394 | 10.2227% | 4,501,946 | 8.6768% |
| MÉXICO | 48,015,178 | 87.4413% | 48,753,527 | 89.7773% | 47,383,445 | 91.3232% |
| VENTAS TOTALES | 54,911,243 | 100.0000% | 54,304,921 | 100.0000% | 51,885,391 | 100.0000% |

**c) Informe de Créditos Relevantes**

El pasivo con costo de la compañía a diciembre de 2002 ascendía a $17,447 millones de pesos. A continuación se presentan los créditos relevantes de GCarso y sus subsidiarias.

El 16 de diciembre de 2000, Nacobre, Frisco, Porcelanite y Sanborns firmaron un contrato de crédito sindicado, que fue avalado por Grupo Carso, por un monto de 370 millones de dólares para ser liquidado en tres exhibiciones a partir de diciembre de 2002, finalizando en diciembre de 2003. Al 31 de diciembre de 2002, el saldo pendiente del crédito es de 246.67 millones de dólares.

Condumex obtuvo un crédito por 175 millones de dólares, que fue firmado en mayo de 2001, con un plazo de 3 años, siendo su último vencimiento en octubre de 2003. Al cierre de 2002 se tenía un saldo por pagar de 87.5 millones de dólares. Este crédito se liquidó anticipadamente en mayo de 2003.

En agosto de 2001, Sanborns obtuvo un crédito sindicado por un monto de $1,800 millones, el cual se mantiene a la fecha, este crédito tiene un plazo de 5 años, y su último vencimiento es en agosto de 2006.

En septiembre de 2002 Nacobre, Frisco, Porcelanite y Sanborns firmaron un contrato de crédito, que fue avalado por Grupo Carso, por un monto de 225 millones de dólares, de los cuales 128.75 millones de dólares están pactados a un plazo de 3 años, cuyo último vencimiento es en septiembre de 2005, y los 96.25 millones de dólares restantes se cerraron a un plazo de 5 años, siendo su último vencimiento en septiembre de 2007.

En los contratos de préstamos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de la compañía, se mantengan determinadas razones y proporciones financieras.

Desde antes del año 2000, Grupo Carso tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 42 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

Grupo Carso y sus subsidiarias tenían a mayo de 2003 líneas de papel comercial por $3,900 millones, con un monto por utilizar que ascendía a $1,240 millones. Adicionalmente, Carso y sus subsidiarias cuentan con un programa vigente de certificados bursátiles por $5,000 millones, de los cuales se mantenían disponibles al cierre del año $4,200 millones. En febrero de 2003, se dispuso de $500 millones de pesos adicionales, y en junio de 2003 se dispuso de $ 1,250 millones de pesos, por lo que quedan disponibles $2,450 millones de pesos de este programa.

A la fecha de este informe, Grupo Carso y sus subsidiarias están al corriente en el pago de capital e intereses de todos sus créditos.

**d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora**

**i) Resultados de Operación**

Grupo Carso S. A. de C. V. y Subsidiarias



2000
2001
2002
Participación de Ventas por Subsidiarias 2002
Participación de Utilidad de Operación por Subsidiarias 2002


| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Ventas | 54,911 | 54,305 | 51,885 |
| Margen Operativo | 15.60% | 15.50% | 13.50% |
| Margen EBITDA | 19.40% | 19.10% | 17.50% |

| Participación de Ventas por Subsidiarias 2002 | Participación de Utilidad de Operación por Subsidiarias 2002 |
|---|---|
| 34.4% - Grupo Sanborns | 40.5% - Grupo Sanborns |
| 23.4% - Condumex | 23.3% - Condumex |
| 8.6% - Nacobre | 6.1% - Nacobre |
| 5.1% - Frisco | 5.6% - Frisco |
| 5.5% - Porcelanite | 7.7% - Porcelanite |
| 20.0% - Cigatam | 10.0% - Cigatam |
| 3.0% - Otros | 6.8% - Otros |

El escenario económico adverso en los planos nacional e internacional, afectó el desempeño de las empresas de Grupo Carso en el 2002; las ventas consolidadas ascendieron a $51,885 millones, una disminución de 4.5% en comparación con los $54,305 millones reportados un año atrás. El costo de ventas registrado en 2002, resultó 2.61% menor que el del año anterior. La utilidad de operación resultó de $6,996 millones, 16.7% menor que los $8,401 millones del año 2001; el margen de operación perdió 199 puntos base, ubicándose en 13.5%. El flujo operativo consolidado de Grupo Carso ascendió a $9,065 millones, una disminución de 12.5% en comparación con los $10,366 millones que se generaron en 2001. El margen EBITDA perdió 162 puntos base, para ubicarse en 17.5%.

El costo integral de financiamiento registrado durante 2002, resultó de $2,139 millones, 16.4% menor que el del año 2001; las menores tasas de interés contribuyeron a la reducción de los gastos financieros, aunque fueron parcialmente compensadas por la depreciación del peso observada durante los últimos meses del año.

Durante el año que terminó el 31 de diciembre de 2002, Corporación Industrial Llantera obtuvo información financiera auditada de Continental Automotive Inc., compañía tenedora de la compañía asociada Continental Tire North America Inc., con la que se determinó que el monto de su inversión (904.5 millones de pesos) había perdido su valor al 31 de diciembre de 2001, por lo que canceló el monto de la misma contra utilidades acumuladas. Consecuentemente, los estados financieros por el año que terminó el 31 de diciembre de 2001 han sido reformulados para fines de comparabilidad, presentándose dentro de "Otros gastos-Neto".

La Utilidad Neta del año, como consecuencia de lo comentado en los párrafos anteriores, resultó 18.5% mayor que la obtenida el año anterior.

Grupo Carso ha consolidado su cartera de negocios en torno a cuatro sectores que se han definido como estratégicos: telecomunicaciones, comercial y de consumo, construcción y energía. Aunque Carso ha decidido enfocar sus esfuerzos primordialmente en estas áreas, hay que destacar que mantiene negocios rentables en otros sectores, que lo hacen mantener una importante correlación con la economía nacional.

El comportamiento de estos 4 sectores estratégicos, ayuda a explicar, de manera general, el desempeño operativo de Grupo Carso.

En el rubro de las telecomunicaciones, el año 2002 resultó complicado, pues se presentó una importante reducción en las inversiones de las principales empresas del sector tanto en el mercado doméstico como en los mercados de exportación que tradicionalmente atiende Carso.

El sector comercial y de consumo se mostró relativamente estable, aunque a lo largo del año mostró signos de desaceleración y de intensa competencia, como consecuencia de las condiciones económicas.

Los sectores de construcción y energía mostraron signos de recuperación en el año, particularmente en lo que se refiere a proyectos de vivienda popular, que sirvieron para reactivar estos importantes rubros de la economía.

Para facilitar el análisis y la comprensión de los resultados operativos de la Compañía, más adelante se proporciona información financiera y operativa relevante de las principales subsidiarias de GCarso

## Condumex

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2002**

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Condumex | Ventas | 15,487,608 | [illegible] | [illegible] | [illegible] | [illegible] |
| | Costo de Ventas | 11,687,322 | 11,360,572 | 9,318,149 | -3% | -18% |
| | Utilidad Bruta | 3,800,286 | 3,693,444 | 2,815,869 | -3% | -24% |
| | Margen Bruto | 24.54% | 24.53% | 23.21% | 0% | -5% |
| | Gastos de Operación | 1,205,321 | 1,207,772 | 1,186,690 | 0% | -2% |
| | Utilidad de Operación | 2,594,965 | 2,485,672 | [illegible] | -4% | [illegible] |
| | Margen de Operación | 16.76% | 16.51% | 13.43% | -1% | -19% |
| | Costo Integral de Financiamiento | 209,065 | 42,182 | 261,285 | -80% | 519% |
| | Utilidad Neta | 1,317,705 | 1,223,574 | [illegible] | [illegible] | [illegible] |

**Ventas 2002**



31.8% - Telecomunicaciones

36.8% - Construcción y Energía

31.4% - Automotriz

**Utilidad de Operación 2002**



36.4% - Telecomunicaciones

23.9% - Construcción y Energía

39.7% - Automotriz

GRUPO CONDUMEX S.A. DE C.V.

| Variación en Volumen | vs. 2001 |
|---|---|
| **Telecomunicaciones** | |
| Cable de Cobre | -47.5% |
| Fibra óptica | -50.7% |
| Instalación | -36.0% |
| **Automotriz** | |
| Arneses | 6.6% |
| Autopartes y Electrónica | 13.1% |
| **Construcción** | |
| Cable de energía | [illegible] |
| Bienes de capital | 4.0% |
| Metales | [illegible] |

Durante 2002, Condumex evidenció menor demanda en los mercados doméstico y de exportación, lo que derivó en disminuciones en los volúmenes de producción, originó una caída en las ventas y presionó los márgenes de operación. Sin embargo, a pesar de las condiciones de mercado, Condumex destacó por su liderazgo en los sectores en los que participa, manteniendo un elevado reconocimiento de marca por parte de sus clientes.

Durante diciembre la compañía recibió el Premio Nacional de Tecnología 2002, el reconocimiento más importante al que aspiran empresas e instituciones comprometidas con la investigación y el desarrollo tecnológico en México.

La división automotriz mostró un crecimiento de volumen en arneses, compensado por menor demanda de autopartes y componentes electrónicos. Las ventas y los márgenes de esta división mostraron crecimiento en comparación con 2001. Durante la segunda mitad del año, Condumex logró un acuerdo con Dana Corp., para incrementar su capacidad de producción de camisas automotrices. Una nueva planta localizada en el norte del país iniciará operaciones durante el segundo semestre del 2003, para atender este mercado e incrementar las ventas de esta división.

La división de construcción y energía registró resultados mixtos, con decrementos de volumen, originados por el rezago observado en proyectos de este tipo. Los productos relacionados con vivienda de interés social, mostraron crecimiento en el volumen, motivado por el dinamismo que ha caracterizado al sector durante los últimos años.

La división de telecomunicaciones se vio fuertemente afectada por una significativa reducción en las inversiones de capital de sus principales clientes tanto en el mercado doméstico como de exportación. Se observaron caídas significativas en el volumen de cable de cobre, fibra óptica e instalaciones, en comparación con los resultados de 2001.

Las ventas anuales fueron de $12,134 millones, una caída de 19.4% en comparación con los $15,054 millones alcanzados en 2001. La utilidad operativa alcanzó $1,629 millones, mostrando una reducción de 34.5% en comparación con las cifras de 2001. El margen operativo fue de 13.4%, 309 puntos base menor que en 2001. El flujo operativo fue $2,018 millones, con un margen de 16.6%, 238 puntos base menor que en 2001.

Condumex utilizó aproximadamente $46 millones de dólares para inversiones de capital que se destinaron principalmente al mantenimiento de activo fijo.

## Nacobre

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2002**

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Nacobre | Ventas | 6,137,144 | 5,152,523 | 4,484,878 | [illegible] | [illegible] |
| | Costo de Ventas | 4,860,420 | 4,022,420 | 3,566,734 | -17% | -11% |
| | Utilidad Bruta | 1,276,724 | [illegible] | 918,144 | [illegible] | [illegible] |
| | Margen Bruto | 20.80% | 21.93% | 20.47% | 5% | -7% |
| | Gastos de Operación | 510,581 | 532,321 | 492,902 | 4% | -7% |
| | Utilidad de Operación | 766,143 | 597,782 | 425,242 | [illegible] | [illegible] |
| | Margen de Operación | 12.48% | 11.60% | 9.48% | -7% | -18% |
| | Costo Integral de Financiamiento | 317,170 | 252,144 | 188,043 | -21% | -25% |
| | Utilidad Neta | 289,383 | (51,691) | 123,966 | N.A. | N.A. |


Ventas 2002
57.6% - Cobre
32.6% - Aluminio
9.8% - PVC
Utilidad de Operación 2002
66.3% - Cobre
22.1% - Aluminio
11.6% - PVC
Volumen
(MM tons)
200
150
100
50
0
2000
2001
2002
Cobre 87.30 82.12 80.80
Aluminio 69.06 61.99 48.16
PVC 36.01 33.55 32.98

El desempeño de Nacobre durante el año 2002 se vio afectado por la recesión económica global, los bajos precios internacionales de los metales y la fortaleza del peso respecto al dólar durante la primera mitad del año. Las ventas durante el año fueron de $4,485 millones, una reducción de 13% en comparación con los $5,153 millones reportados en 2001. La utilidad operativa fue $425 millones, que compara desfavorablemente con los $598 millones reportados un año atrás. El flujo operativo alcanzó $660 millones, una reducción de 22.9% en relación a 2001. La caída del margen operativo afectó al margen EBITDA, que en comparación con 2001 presentó una baja de 190 puntos base.

La división de Cobre reportó un decremento de 1.6% en el volumen de ventas en comparación con 2001, lo que combinado con los precios internacionales del cobre, resultó en ventas 10.6% menores que en 2001. La sobre oferta de los productos en el mercado que abastece esta división, ocasionó que el margen operativo perdiera más de 240 puntos base. El sector construcción mostró cierta recuperación hacia la segunda mitad del año, básicamente en el segmento de vivienda de interés social. Los precios internacionales del cobre no mostraron una recuperación significativa en el transcurso del año, lo cual afectó las ventas y los márgenes de la división de cobre.

Las ventas y volúmenes para la división de Aluminio durante 2002 resultaron afectadas por el cierre temporal de una línea de producción en la segunda mitad de 2001, por lo que mostraron una reducción de 17.2% en ventas, y 22.3% en volumen. Sin embargo, la disminución en la producción de lingote propició una mejora en la mezcla de productos vendidos, generando un incremento de 70 puntos base en la utilidad de operación. Como parte de las estrategias comerciales, hacia finales del año 2002, Nacobre presentó al mercado su nueva línea de perfiles para puertas y ventanas de aluminio, que contempla la más avanzada tecnología disponible para la fabricación de este tipo de productos.

La división Plásticos mostró durante 2002, un decremento de 1.7% en el volumen facturado. Adicionalmente, las condiciones altamente competidas del mercado, el precio de la resina, y el deterioro de la mezcla de productos ocasionaron una caída de 11.3% en las ventas y de 55.3% en la utilidad de operación.

En 2002, Nacobre realizó inversiones de capital por $16 millones de dólares que se destinaron primordialmente al desarrollo de nuevos productos.

**DATOS RELEVANTES**
***Cifras en miles de pesos constantes del 31 de diciembre de 2002***

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Frisco | Ventas | 3,587,905 | 2,907,889 | 2,647,863 | -19% | -9% |
| | Costo de Ventas | 2,832,445 | 2,192,594 | 1,915,981 | -23% | -13% |
| | Utilidad Bruta | 755,460 | 715,295 | 731,882 | -5% | 2% |
| | Margen Bruto | 21.06% | 24.60% | 27.64% | 17% | 12% |
| | Gastos de Operación | 353,257 | 366,387 | 339,947 | 4% | -7% |
| | Utilidad de Operación | 402,203 | [illegible] | [illegible] | [illegible] | [illegible] |
| | Margen de Operación | 11.21% | 12.00% | 14.80% | 7% | 23% |
| | Costo Integral de Financiamiento | 238,021 | 120,738 | 251,569 | -49% | 108% |
| | Utilidad Neta | (269,694) | [illegible] | [illegible] | [illegible] | [illegible] |

**Ventas 2002**



67.87% - Ferrosur
22.56% - Químico
9.57% - Minero




Utilidad de Operación
(MM Ps)
400
300
200
100
0
-100
Ferrosur
Químico
Minero
379.09
84.71
-71.86


Frisco reportó ventas en el año 2002 de $ 2,647.8 millones, una reducción de 9% al compararse con 2001. La utilidad operativa fue de $391.9 millones de pesos, con un margen de 14.8%, un incremento de 12.3% contra 2001, con una recuperación de 280 puntos base en el margen operativo. Estos resultados se explican por un lado, por el desempeño de Ferrosur, que mostró estabilidad en su nivel de ingreso con mejoría en sus márgenes, y por otro, por una operación sustancialmente menor de la división minera.

El 2002 fue un año sólido para Ferrosur, el volumen total transportado vía terrestre por el ferrocarril y vía marítima, por la ferrobarcaza, se incrementó 2.3% en comparación con 2001. Los sectores petroquímico, mineral, cementero e intermodal fueron los más dinámicos, distinguiéndose por reportar los mayores crecimientos durante el año. Las ventas de Ferrosur mostraron un incremento de 1.9% contra 2001, la utilidad operativa creció 22.8% contra el año 2001, mientras el margen operativo se incrementó 20.5% contra 2001, lo que se explica por los mayores volúmenes transportados, la estabilidad de los precios, y una mayor eficiencia operativa.

El convenio de asociación anunciado en enero de 2002, entre Frisco y Grupo México S.A. de C.V. para integrar la infraestructura ferroviaria de Ferrosur y Ferromex, no logró capitalizarse, en virtud de que en mayo de 2002, la Comisión Federal de Competencia emitió una resolución no favorable a dicha asociación. Ferrosur continuará operando la ruta del sureste de forma independiente buscando expandir sus operaciones e incrementar su rentabilidad.

Química Flúor reportó un volumen de ácido fluorhídrico similar al de 2001. Las ventas alcanzaron $597.5 millones al cierre de año, con un margen operativo de 14.2%, que al compararlas con los $640.9 millones del año anterior, con un margen de 12.5%, representan una disminución de 6.8% y aumento de 5.3% en ventas y utilidad de operación, respectivamente.

En la división minera los resultados operativos de Minera Tayahua, permanecieron afectados por el nivel de precios de los metales y menores volúmenes de molienda, los cuales fueron en el año de alrededor de 569 mil

toneladas de mineral.

Las inversiones de capital realizadas por Frisco alcanzaron los $56 millones de dólares, principalmente utilizados para la rehabilitación de vías y estructuras de Ferrosur, y para el proyecto de Minera María.

## Porcelanite

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2002**

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Porcelanite | Ventas | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| | Costo de Ventas | 1,646,521 | 1,676,835 | 1,914,146 | 2% | 14% |
| | Utilidad Bruta | 1,251,072 | [illegible] | [illegible] | [illegible] | [illegible] |
| | Margen Bruto | 43.18% | 38.69% | 33.19% | -10% | -14% |
| | Gastos de Operación | 421,666 | 456,297 | 446,708 | 8% | -2% |
| | Utilidad de Operación | 829,466 | [illegible] | [illegible] | -27% | [illegible] |
| | Margen de Operación | 28.62% | 22.01% | 17.59% | -23% | -20% |
| | Costo Integral de Financiamiento | 249,430 | 262,954 | 96,246 | 5% | -63% |
| | Utilidad Neta | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |



2000
2001
2002
Ventas
2,897
2,735
2,864
Margen Operativo
28.60%
22.00%
18.70%
Margen EBITDA
37.40%
30.70%
28.80%


Durante 2002, Porcelanite mantuvo su activa participación en la industria de la construcción, combinada con su ya importante presencia en el mercado de remodelaciones. La compañía se mantiene como el fabricante líder de loseta cerámica en México, con una participación de mercado superior a 40%. Los precios promedio por metro cuadrado se mantuvieron presionados a la baja, debido a la mayor competencia, tanto de productores nacionales como de productos importados. Sin embargo, hacia finales de año, Porcelanite incrementó sus precios 5% en promedio, compensando parcialmente la disminución de precios en términos reales.

Los volúmenes de loseta cerámica se incrementaron, debido principalmente al dinamismo en la industria de la construcción, además, el consumo permaneció relativamente estable, lo cual se refleja en ventas al menudeo para remodelaciones o mejoras al hogar.

Las ventas anuales ascendieron a $2,865 millones, un crecimiento de 4.7% en comparación con los $2,735 millones reportados en 2001. La utilidad de operación fue de $504 millones, con un margen operativo de 17.6%, disminuciones de 16.3% y 442 puntos base, respectivamente, en comparación con el año anterior.

Durante la primera mitad del año, la compañía adoptó una mayor presencia promocional para encarar un mercado altamente competitivo; sin embargo, durante la segunda mitad del año, la mezcla de productos de Porcelanite mejoró, lo que se reflejó en la recuperación del margen operativo. Nuevas líneas de productos como el porcelanato, contribuyeron a alcanzar un mercado con mayor poder adquisitivo y competir cara a cara con los productos importados, ofreciendo precios más accesibles.

En el trascurso de la primera mitad de 2002, Porcelanite inició la producción y comercialización de adhesivos, a través de su nueva subsidiaria llamada Technokolla México. La línea de adhesivos representa para la compañía un complemento de la loseta, se distribuye a través de la misma red de distribución, y ha tenido buena aceptación en el mercado.

La inversión en activo fijo para el año 2002 alcanzó $3 millones de dólares, principalmente utilizados en mantenimiento de activo fijo y en el inicio de operaciones de Technokolla México.

## Cigatam

**DATOS RELEVANTES**
**Cifras en miles de pesos constantes del 31 de diciembre de 2002**

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Cigatam | Ventas | 8,467,277 | [illegible] | [illegible] | [illegible] | [illegible] |
| | Costo de Ventas | 7,555,736 | 8,309,037 | 9,423,450 | 10% | 13% |
| | Utilidad Bruta | 911,541 | 959,589 | 973,548 | 5% | [illegible] |
| | Margen Bruto | 10.77% | 10.35% | 9.36% | -0.4 p.p. | -1.0 p.p. |
| | Gastos de Operación | 263,204 | 278,841 | 273,065 | 6% | -2% |
| | Utilidad de Operación | 648,337 | 680,748 | [illegible] | [illegible] | [illegible] |
| | Margen de Operación | 7.66% | 7.34% | 6.74% | -0.3 p.p. | -0.6 p.p. |
| | Costo Integral de Financiamiento | 18,248 | 34,213 | (54,695) | 87% | n/a |
| | Utilidad Neta | 397,772 | [illegible] | [illegible] | [illegible] | [illegible] |

## Cigatam – Philip Morris México



Participación Mercado por Segment
2000
2001
2002
Alto 74.2% 75.9% 76.7%
Medio 13.2% 12.2% 11.2%
Bajo 53.7% 55.4% 56.9%
Participación de Mercado Marlboro
2000
2001
2002
Ventas 39.1% 42.4% 43.1%
Volumen Total y Participación de Mercado
2000
2001
2002
Producción de Cigarros (bn cigarros) 48.8 49.4 48.9
Participación 55.9% 58.3% 59.4%


Grupo Carso consolida al 100% los resultados de Cigatam, aunque el valor económico total para Carso equivale al 50% del resultado combinado de Cigatam – Philip Morris México. Durante 2002, los resultados combinados de Cigatam – Philip Morris México mostraron un margen de utilidad operativa de 21% que se compara favorablemente con el 19.4% del año pasado, mientras que la utilidad neta se incrementó en 30.8% respecto al año 2001, alcanzando $1,996.5 millones. Cigatam tuvo ventas de $10,397 millones de pesos, un incremento de 12% al compararse con 2001, el margen de operación fue de 6.7%, 70 puntos base menor que el año anterior.

Philip Morris México incrementó precios 2 veces durante el año. En el primer trimestre subieron un promedio de 7.6%; el segundo incremento de 7.9% fue hecho durante septiembre. Estos incrementos compensaron la inflación y el aumento en el Impuesto Especial sobre Producción y Servicios (IEPS) establecido al principio del año.

Las inversiones en activo fijo en Cigatam acumuladas para el año 2002 ascendieron aproximadamente a $15 millones de dólares, invertidos primordialmente en maquinaria y equipo, así como en incremento de capacidad de almacenamiento.

A partir del 1 de enero de 2003, el IEPS se incrementó tanto para cigarros con filtro como sin filtro de 105% a 107% y de 60% a 80%, respectivamente.

## Grupo Sanborns

**DATOS RELEVANTES**

***Cifras en miles de pesos constantes del 31 de diciembre de 2002***

| Empresa | Concepto | 2000 | 2001 | 2002 | Variación 2001 vs 2000 | Variación 2002 vs 2001 |
|---|---|---|---|---|---|---|
| Grupo Sanborns | Ventas | [illegible] | 17,542,127 | [illegible] | [illegible] | [illegible] |
| | Costo de Ventas | 9,120,648 | 9,540,302 | 9,757,718 | 5% | 2% |
| | Utilidad Bruta | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| | *Margen Bruto* | *45.18%* | *45.61%* | *45.30%* | 1% | -1% |
| | Gastos de Operación | 4,795,788 | 5,029,549 | 5,246,164 | 5% | 4% |
| | Utilidad de Operación | [illegible] | 2,972,276 | 2,834,032 | 9% | -5% |
| | Margen de Operación | 16.35% | 16.94% | 15.89% | 4% | -6% |
| | Costo Integral de Financiamiento | 486,895 | 834,028 | 238,671 | 71% | -71% |
| | Utilidad Neta | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |



Participación de Ventas por Subsidiarias
Participación de Resultado de Operación por Subsidiarias
2000
2001
2002
16,636
17,542
17,838
Ventas
Margen Operativo
16.30%
16.90%
15.90%
Margen EBITDA
19.70%
20.00%
19.10%
49.7% - Sears
37.7% - Sanborns
7.5% - Tiendas de Música
4.4% - El Globo
0.7% - Centros Com.
57.7% - Sears
24.6% - Sanborns
3.5% - Tiendas de Música
3.4% - El Globo
10.8% - Centros Com.


El consumo durante el año 2002 se mantuvo relativamente estable, estimulado por el nivel de tasas de interés y por las agresivas campañas promocionales observadas en el sector comercial. Grupo Sanborns se consolidó como uno de los participantes más activos del mercado, logrando incrementar su presencia a través de sus distintos formatos.

En el año de 2002, Grupo Sanborns reportó ventas consolidadas de $17,838 millones,1.7% más elevadas que los $17,542 millones reportados un año atrás. La utilidad de operación alcanzó $2,834 millones, mostrando una caída de 4.7% en comparación con el año previo, el margen de operación fue de 15.9%, 105 puntos base menos que en 2001. El flujo operativo, generado en 2002 ascendió a $3,410 millones, 2.8% más bajo que los $3,507 millones generados en 2001. Además de las promociones, el régimen fiscal aplicado en 2002 afectó los resultados operativos de la empresa.

Durante 2002, el plan de expansión de Grupo Sanborns, contempló exclusivamente aperturas en plazas cuidadosamente seleccionadas. Adicionalmente, Grupo Sanborns adquirió dos cadenas de cafeterías y una cadena de tiendas de música que en conjunto representan treinta puntos de venta. Las inversiones de capital realizadas por Grupo Sanborns durante 2002 ascendieron aproximadamente a $ 490 millones.

La empresa mantuvo durante el año, una sólida estructura financiera: la deuda neta con costo consolidada al final de 2002 fue de $4,921 millones, 14.5% menor que la reportada un año antes. Asimismo, el perfil de la

deuda del grupo mejoró en condiciones de costo y plazo. En septiembre de 2002, Grupo Sanborns completó un crédito sindicado por $70 millones de dólares que utilizó para refinanciar pasivos.

**Sears**

La competencia en el sector comercial de tiendas departamentales se ha tornado cada vez más agresiva, obligando a los participantes del mismo a ser cada vez más eficientes en su operación, ofreciendo a los clientes variedad de mercancía y mejor servicio.

Sears durante el 2002, continuó con su estrategia de crecimiento de ventas a través de la tarjeta de crédito Sears. El número de cuentas activas mostró un incremento de 5.5% en comparación con el año anterior, el valor de la cartera de crédito creció 1.9% en el año, y el nivel de cartera vencida se mantuvo alrededor de 1.6%. Las campañas promocionales dirigidas a tarjetahabientes Sears han probado ser sumamente exitosas, manteniendo niveles de ingreso y rentabilidad satisfactorios para la compañía.

A partir del mes de abril se renovó el contrato de uso de marcas celebrado entre Sears Roebuck de México y Sears Roebuck USA. El costo de la licencia por el nombre de Sears y la explotación de algunas marcas como Kenmore y Craftsman se estableció en 1% de los ingresos anuales provenientes de la operación.

Sears reportó un incremento de 0.6% en ventas totales contra el año 2001. Las ventas a mismas tiendas, por su parte reportaron un decrecimiento marginal de 0.4% durante el año. El resultado de operación mostró una reducción de 3.0% en comparación con 2001. El margen de operación bajó 70 puntos base, explicado primordialmente por el pago de licencias mencionado anteriormente. El flujo operativo de Sears disminuyó 1.7% respecto al año anterior, y representó una variación en el margen de 51 puntos base.

Durante el año 2002, Sears realizó la remodelación de cuatro tiendas, y la apertura de Sears Querétaro. Para el año 2003 se planea la apertura de dos nuevas tiendas, y continuar con la remodelación de las ya existentes.

**Sanborns**

Sanborn Hermanos y Sanborns Café reportaron un 5.4% de incremento en ventas totales en comparación con las reportadas en 2001, mientras que las ventas a mismas tiendas crecieron 2.5% durante el año. El margen de operación se ubicó en 10.4%, una reducción de 134 puntos base contra 2001, que representó una disminución de 6.3% en la utilidad de operación.

Los resultados de la compañía reflejaron la intensa competencia en sus distintas áreas de negocios. Adicionalmente, la introducción a principios del año 2002 del impuesto suntuario y del impuesto sustitutivo del crédito al salario afectaron los resultados operativos de Sanborns. En relación al impuesto suntuario, Sanborns decidió absorber el impacto de la carga fiscal, afectando la rentabilidad del negocio, principalmente de la división de alimentos y bebidas. Sin embargo, hacia finales del año, y una vez abrogado el impuesto suntuario, Sanborn Hermanos obtuvo una resolución judicial favorable que le dio el derecho de obtener la devolución por el monto pagado, eliminando con ello parcialmente el impacto negativo en los resultados operativos del año.

Permanentemente, Sanborns ha trabajado en la renovación de sus inventarios, ofreciendo a su clientela variedad e innovación de productos y servicios. Así, Sanborns ha logrado mantener altos niveles de tráfico de consumidores por sus tiendas, así como incrementos de ventas a mismas tiendas durante todo el año.

Sanborns continuó expandiendo su base de tarjetahabientes, reportando a finales del año un crecimiento de 8.3%. El crecimiento del portafolio de crédito le permitió a Sanborns ofrecer campañas promocionales mejor dirigidas y con beneficios adicionales para su clientela.

**Tiendas de Música.**

La división de tiendas de música de Grupo Sanborns, a través de sus distintos formatos comerciales, se ha consolidado entre los principales participantes de la industria a pesar de que el mercado de música se ha visto afectado por la competencia informal.

Las ventas consolidadas de esta división fueron 4.9% menores que las registradas en 2001, sin embargo, la utilidad de operación y el flujo operativo crecieron 9.4% y 9.2%, respectivamente. Esto como resultado de la introducción de nuevas líneas de productos de entretenimiento que dan como resultado una mezcla de ventas más rentable.

**Controladora y Administradora de Pastelerías**

Durante el año 2002, Controladora y Administradora de Pastelerías invirtió cerca de $ 10 millones de dólares en la construcción y puesta en marcha de sus nuevas instalaciones ubicadas en Iztacalco, México. La nueva planta, equipada con tecnología de punta, incrementa la capacidad de producción y permitirá a la compañía atender su plan de expansión de manera eficiente.

Durante 2002, las ventas de esta división, representadas principalmente por las tiendas "El Globo", resultaron 0.8% menores a las del año previo. El margen de operación fue de 12.4%,afectado por el proceso de transición a la nueva planta que generó gastos pre-operativos y extraordinarios por la liquidación de activos no depreciados.

**Cafeterías**

Siendo este el primer año de operaciones dentro de la compañía y no habiendo estado el ejercicio completo, las ventas no fueron relevantes pues solamente alcanzaron la cantidad de $ 19 millones.

## ii) Situación Financiera, Liquidez y Recursos de Capital

El activo total de Grupo Carso al cierre del 2002 ascendió a $62,871.0 millones de pesos contra $67,366.0 millones en 2001. La reducción se presentó principalmente en cuentas de activo circulante, como efectivo y valores, inventarios y cuentas por cobrar, y se originó principalmente como consecuencia de la reducción de la deuda que Grupo Carso logró durante el año 2002.

### Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias del grupo, esto es la utilidad antes de financieros, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores, financiamiento bancario a través de líneas a corto, o a largo plazo, o a través de deuda bursátil de corto plazo como papel comercial, o de largo plazo como certificados bursátiles.

Grupo Carso y sus subsidiarias tenían a mayo de 2003 líneas de papel comercial por $3,900 millones, con un monto por utilizar que ascendía a $1,240 millones. Adicionalmente, Carso y sus subsidiarias cuentan con un programa vigente de certificados bursátiles por $5,000 millones, de los cuales se mantenían disponibles al cierre del año $4,200 millones. En febrero de 2003, se dispuso de $500 millones de pesos adicionales, por lo que al mes de mayo de 2003, quedan disponibles $3,700 millones de pesos de este programa.

GCarso también mantiene disponibles diversas líneas de crédito con instituciones bancarias nacionales o extranjeras.

### Nivel de Endeudamiento

Durante el 2002, Grupo Carso logró fortalecer su estructura financiera, al destinar buena parte de su generación de flujo de efectivo libre al pago de pasivo con costo. Así, la deuda neta al cierre de año se ubicó en $15,022 millones, cifra que representó una reducción de 21.7%, en comparación con el año anterior. La razón EBITDA / Deuda Neta mejoró, al pasar de 54% en 2001 a 60% en el 2002. La razón deuda neta a capital se redujo de 76% en 2001 a 55% en 2002. Adicionalmente, durante el año Grupo Carso mejoró el perfil de su deuda al extender la duración de la misma y mejorar su costo financiero.

Entre los instrumentos financieros utilizados en la deuda de Grupo Carso, destacan los créditos sindicados en pesos y dólares, que en conjunto representan alrededor del 43% del total de la deuda, así como la deuda bursátil que equivale aproximadamente al 13% de la deuda de la emisora.

Carso tiene firmados contratos denominados swaps de tasas de interés, que tienen la finalidad de administrar el riesgo de las tasas de interés de sus créditos, así como controlar la integración de su deuda en tasas fijas y variables. Al cierre del año, Carso mantenía contratos de swaps de tasa variable a tasa fija que cubrían el 100% de su deuda en denominada pesos, y aproximadamente el 41% de su deuda en dólares; mientras que a marzo de 2003, la cobertura ascendía al 100% de su deuda en pesos, y aproximadamente al 36% de su deuda denominada en dólares.

**Cifras en millones de pesos del 31 de diciembre de 2002**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Deuda Total | 17,447.1 | 23,177.7 | 31,252.5 |
| % Largo Plazo | 56% | 52% | 48% |
| % Pesos | 41% | 62% | 42% |

La deuda total de Grupo Carso ascendió en 2002 a $17,447 millones de pesos, 24.7% menor que la de 2001, y 44.2% menor que la de 2000. La reducción registrada durante el año 2001, se derivó del pago de pasivos a nivel subsidiaria y de la escisión de CompUSA.

**Perfil de Deuda por Moneda** **Perfil de Deuda por Plazo**


Pesos
41%


Largo
Plazo
56%

**Políticas que rigen la tesorería**

Las principales subsidiarias de GCarso invierten en forma individual sus recursos en base a sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

**Créditos o Adeudos fiscales**

No Aplica

**Inversiones Comprometidas al Final del Ejercicio**

Durante el año 2003, Ferrosur, como parte de los compromisos de inversión que tiene en términos del "Plan de Negocios", que forma parte del título de concesión que se le otorgó para explotar la vía general de comunicación ferroviaria del sureste, debe realizar inversiones por un importe de $246 millones durante 2003.

En la segunda mitad de 2002, Condumex aprobó la construcción de una nueva planta que incrementará la producción de camisas automotrices a través de su subsidiaria Promotora de Industrias Mecánicas, S.A. de C.V. (Promec), asociación estratégica con Dana Corp. En dicho proyecto se invertirán alrededor de $50 millones de dólares y se espera inicie operaciones en el segundo semestre de 2003. Esta inversión se realizará, fundamentalmente con recursos generados por la operación de Promec.

Durante 2002, Frisco realizó inveriones para concluir un proyecto de cobre en Minera María, mismo del que se esperan extraer alrededor de 24,000 toneladas de cobre catódico al año. En este proyecto se invirtieron alrededor de $30 millones de dólares, de los cuales la mayoría se ejerció durante el año 2002. Minera María inició operaciones en el segundo trimestre de 2003.

Porcelanite invertirá durante 2003 y 2004 alrededor de 25 millones de dólares para modernizar y eficientar sus plantas en operación, lo que redituará en mejores costos y productividad.

*La compañía no tiene transacciones relevantes no registradas en el balance general o en el estado de* resultados.

### iii) Control Interno

El cumplimiento de las normas de control interno en Grupo Carso,. es vigilado permanentemente a través del área de auditoría interna, la cual revisa, analiza y corrige, en su caso, las desviaciones que se llegaran a presentar con respecto a las transacciones aprobadas por el consejo de administración de la sociedad y su registro, así como con respecto a los lineamientos generales, criterios y principios de contabilidad aplicables. Como parte de sus funciones de auditoría, los auditores externos elaboran un estudio y evaluación del control interno de la empresa y presentan un informe al respecto al comité de auditoría y finanzas y planeación.

Cabe señalar que, por su parte, el comité de auditoría y finanzas y planeación, en el ejercicio de sus funciones de auditoría, verifica que las actividades desempeñadas por los auditores internos y el área legal de la sociedad sirvan de control para determinar si la sociedad cumple con las disposiciones que le son aplicables , de lo cual es informado el consejo de administración.

## e) Estimaciones Contables Críticas

Para la preparación de los estados financieros consolidados y de las subsidiarias, es necesario, efectuar algunas estimaciones de eventos que no son susceptibles de cuantificarse con exactitud, y, que afectan diversos rubros o cuentas. Las estimaciones incluyen elementos de juicio con cierto grado de incertidumbre y por la tanto pueden llegar a ser criticas. Las estimaciones hechas podrían modificarse en el futuro por cambio en la elección de un elemento de la misma o por un cambio en el entorno económico.

A continuación mencionaremos las estimaciones que consideramos que por el grado de incertidumbre en el futuro pueden generar un efecto significativo en la información financiera.

**Estimación de las vidas útiles de inmuebles, maquinaria y equipo.**
La estimación de las vidas útiles la efectuamos en función de rubros y actividades particulares de inmuebles, maquinaria y equipo, con lo que se determina el cargo a resultados por concepto de depreciación en línea recta. Al 31 de diciembre de 2002 el valor contable de inmuebles, maquinaria y equipo de $35,503 millones, representa el 56.5% del valor del activo total de la compañía y el gasto por depreciación en 2002 de $2,070 millones representa el 4.6% de nuestros costos y gastos. Un cambio en las condiciones físicas, tecnológicas o económicas, podrían modificar las estimaciones y por lo tanto el cargo a resultados por depreciación o el reconocimiento de un cargo por deterioro y consecuentemente una disminución en el valor del activo.

**Obligaciones laborales al retiro por primas de antigüedad y pensiones.**
La valuación de los planes de retiro que tienen establecidos algunas subsidiarias de la compañía son efectuadas por peritos independientes con base en estudios actuariales. Se usan las siguientes estimaciones que pueden llegar a tener un efecto importante: a) para determinar el valor presente de la obligación futura y el costo neto del período se usan tasas reales de descuento, b) para los salarios futuros base del calculo se consideran tasa reales de incremento esperado, c) tasas reales de rendimiento esperado del fondo y d) tasas de rotación y mortandad en base a tablas reconocidas o experiencia. En 2002, se registro un costo neto del período relativo a esas obligaciones de $88 millones.
Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se esta amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan.
Un cambio en las condiciones económicas, laborales y fiscales podría modificar dichas estimaciones.

**Operaciones con instrumentos derivados.**
La compañía celebra contratos a largo plazo de swap para intercambiar tasas variables TIIE a 28 días, por tasas fijas; algunos de los contratos quedan sin contraparte cubierta por lo que se efectúan estimaciones a valor de mercado, utilizando modelos financieros y curvas futuras de comportamiento de tasas para traer a valor presente el importe del diferencial de tasas por el periodo total de los mencionados contratos, el importe determinado se registra en resultados, dichas estimaciones pueden tener variaciones importantes por cambios posteriores en el entorno económico o por cambios en los montos sin contraparte cubierta. Ver nota 8 de los estados financieros dictaminados al 31 de diciembre de 2002.

**Estimación para cuentas incobrables**
La estimación para cuentas incobrables, tiene como fin, reconocer en los resultados de la compañía la probabilidad que pudiese tener la insolvencia de algunos de nuestros clientes. La estimación se realiza considerando la experiencia pasada, morosidad actual y tendencias económicas. Adicionalmente en algunas

subsidiarias se cuenta con un seguro de riesgo crediticio. El importe que se tiene reservado como incobrable en 2002 de $319 millones representa el 3.6% del total de cuentas por cobrar.

## 4) ADMINISTRACIÓN

### a) Auditores Externos

La sociedad nombró el día 30 de septiembre de 2002 a la firma de auditores PricewaterhouseCoopers, S. C., en sustitución de la firma Ruiz Urquiza y Asociados, S. C., para hacerse cargo de la auditoría de los estados financieros de Grupo Carso, S. A. de C. V., a partir del ejercicio de 2002. Lo anterior de acuerdo con el criterio recomendado por el Comité de Auditoría de la sociedad, el cual fue aprobado por el Consejo de Administración en su junta del 7 de octubre de 2002, consistente en efectuar una rotación periódica en Grupo Carso, S. A. de C. V. y sus compañías subsidiarias de las firmas de contadores públicos que llevan a cabo sus auditorías externas.

Por otra parte, los auditores externos que auditaron a la Sociedad durante los últimos 3 ejercicios, no emitieron salvedad, opinión negativa ni se abstuvieron de emitir opinión acerca de los estados financieros de la empresa.

Cada vez que Grupo Carso desea designar auditores externos, se hace una invitación a los despachos más importantes de México para que ofrezcan, en forma privada y confidencial, sus servicios y costos. Recibidas las propuestas de servicios profesionales el Comité de Auditoría y de Finanzas y Planeación de la Sociedad las estudia y analiza, revisando que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables, y, una vez que elige a la posible firma de auditores, recomienda al consejo de administración de la Sociedad las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, en su caso y previo análisis y discusión del tema, aprueba por lo menos, mayoría de votos la contratación de la firma de que se trate, para el ejercicio que corresponda.

Durante el ejercicio social de 2002, Grupo Carso solicitó a los Auditores Externos diversos servicios distintos a los de la auditoría, tales como: microfilmación, digitalización, asesorías y consultorías, dictamen del IMSS e Infonavit y revisión de impuestos estatales o locales, por los que pagó el 11.1% del total de las erogaciones hechas a los diferentes despachos que auditan a Grupo Carso y a sus subsidiarias. Al respecto, cabe señalar que dentro de los honorarios de auditoría se incluyen los servicios de auditoría financiera y auditoría fiscal.

### b) Operaciones con Personas Relacionadas y Conflicto de Intereses

Desde antes del año 2000, Grupo Carso tiene contratada con Banco Inbursa, S. A., una línea de crédito en cuenta corriente para efectuar disposiciones tanto en pesos como en dólares estadounidenses. Dentro de las innumerables disposiciones que se han realizado bajo esta línea de crédito en los últimos 42 meses, existen algunos saldos dispuestos con un máximo de $1,200 millones. Dichas disposiciones se tienen pactadas a un nivel de tasa variable basada en la TIIE como referencia, más un margen de intermediación cotizado a niveles de mercado; mientras que, en el caso de la divisa estadounidense, se han hecho disposiciones con un máximo de 100 millones de dólares, estas últimas disposiciones se han negociado tomando como base la tasa LIBOR, más un margen de intermediación también cotizado a niveles de mercado.

Por otra parte, y también con dicho banco, Carso ha realizado una serie de compras de divisas en el mercado cambiario mediante operaciones de las llamadas "forwards con entrega física".

### c) Administradores y Accionistas

El Consejo de Administración de Grupo Carso, S. A. de C. V., para el ejercicio social de 2003 está integrado por doce consejeros propietarios y sus respectivos suplentes. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en Asamblea General Ordinaria la cual se considerará legalmente instalada, en virtud de primera convocatoria, si está representada, por lo menos, la

mitad del capital social; y en caso de segunda o ulterior convocatoria, con cualquiera que sea el número de acciones representadas. Para que las resoluciones de la Asamblea General Ordinaria sean válidas deberán tomarse siempre, por lo menos, por la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Asimismo, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad.

Las facultades estatutarias del Consejo de Administración son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en los estatutos de la Sociedad; c) Establecer sucursales o agencias de la Sociedad; d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derecho de autor; e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Articulo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; g) Constituir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican: 1) El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto. 2) El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso f) anterior, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere el inciso f), y 3) El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley.

En la asamblea general ordinaria de accionistas celebrada el 28 de abril de 2003 fueron designados los miembros del consejo de administración para el ejercicio social de 2003; sin embargo, continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos, y los consejeros recién designados por aquella, no tomen posesión de sus respectivos cargos.

## Consejo de Administración de Grupo Carso, S. A. de C. V.

| NOMBRE | PUESTO** | NO. DE AÑOS COMO CONSEJERO * | TIPO DE CONSEJERO** |
|---|---|---|---|
| **CONSEJEROS PROPIETARIOS** | | | |
| ING. CARLOS SLIM HELÚ | Presidente - Teléfonos de México<br>Presidente - Carso Global Telecom<br>Presidente Honorario - Grupo Financiero Inbursa<br>Presidente - América Móvil<br>Presidente Honorario – Grupo Carso | TRECE | Patrimonial Relacionado |
| LIC. CARLOS SLIM DOMIT | Presidente-Grupo Carso<br>Presidente - Grupo Sanborns<br>Director General - Sanborn Hermanos<br>Vicepresidente - Teléfonos de México<br>Vicepresidente - Carso Global Telecom | TRECE | Patrimonial Relacionado |
| ING. ANTONIO COSÍO ARIÑO | Director General - Cía. Industrial de Tepeji del Río | ONCE | Independiente |
| ING. JAIME CHICO PARDO | Vicepresidente y Director General - Teléfonos de México<br>Vicepresidente - Carso Global Telecom | TRECE | Relacionado |
| LIC. ARTURO ELÍAS AYUB | Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales - Teléfonos de México | CINCO | Relacionado |
| ING. CLAUDIO X. GONZÁLEZ LAPORTE | Presidente - Kimberly Clark de México | TRECE | Independiente |
| C.P. RAFAEL MOISÉS KALACH MIZRAHI | Presidente y Director General - Grupo Kaltex | NUEVE | Independiente |
| LIC. JOSÉ KURI HARFUSH | Presidente – Janel | TRECE | Independiente |
| C.P. JUAN ANTONIO PÉREZ SIMÓN | Presidente - Sanborn Hermanos<br>Vicepresidente - Teléfonos de México | TRECE | Independiente |
| ING. BERNARDO QUINTANA ISAAC | Presidente – Ingenieros Civiles Asociados (ICA) | ONCE | Independiente |
| LIC. AGUSTÍN SANTAMARINA VÁZQUEZ | Consejero- Santamarina y Steta | TRECE | Independiente |
| LIC. PATRICK SLIM DOMIT | Director Comercial de Mercado Masivo - Teléfonos de México<br>Vicepresidente – Grupo Carso<br>Presidente – Ferrosur | SIETE | Patrimonial Relacionado |

**CONSEJEROS SUPLENTES**

| | | | |
|---|---|---|---|
| LIC. MARCO ANTONIO SLIM DOMIT | Presidente – Grupo Financiero Inbursa | TRECE | Patrimonial Relacionado |
| LIC. DANIEL HAJJ ABOUMRAD | Director General - Carso Global Telecom<br>Director General - América Móvil | OCHO | Relacionado |
| ING. ANTONIO COSÍO PANDO | Gerente General - Cía. Industrial de Tepeji del Río | UNO | Independiente |
| LIC. FERNANDO G. CHICO PARDO | Director General – Promecap, S.C. | TRECE | Independiente |
| LIC. EDUARDO VALDÉS ACRA | Director General - Inversora Bursátil | DIEZ | Relacionado |
| LIC. DAVID IBARRA MUÑOZ | Director Despacho David Ibarra Muñoz | UNO | Independiente |
| LIC. ALEJANDRO ABOUMRAD GABRIEL | Presidente – Porcelanite | TRECE | Independiente |
| LIC. IGNACIO COBO GONZÁLEZ | Presidente - Grupo Calinda | UNO | Independiente |
| ING. MAXIMILIANO BECKER ARREOLA | Director General – Cigatam | TRECE | Independiente |
| LIC. CARLOS HAJJ ABOUMRAD | Director General - Artes Gráficas Unidas - Galas de México | CINCO | Independiente |
| ING. ALFONSO SALEM SLIM | Director General - Hoteles Calinda<br>Director General - PC Construcciones | DOS | Independiente |
| C.P. HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA | Director General - Grupo Carso<br>Director General - Condumex<br>Presidente - Frisco<br>Presidente - Nacobre | TRECE | Relacionado |

* La antigüedad de los consejeros se consideró a partir del ejercicio social de 1990, fecha en la cual las acciones de Grupo Carso, S. A. de C. V. Fueron Inscritas en la bolsa de valores.

** Con base en información de consejeros

FUNCIONARIOS DEL CONSEJO DE ADMINISTRACIÓN

| | |
|---|---|
| PRESIDENTE HONORARIO VITALICIO- | ING. CARLOS SLIM HELÚ |
| *PRESIDENTE-----------------------------------* | *LIC. CARLOS SLIM DOMIT* |
| VICEPRESIDENTE --------------------------- | LIC. PATRICK SLIM DOMIT |
| TESORERO ------------------------------------ | C.P. QUINTÍN H. BOTAS HERNÁNDEZ |
| SECRETARIO ---------------------------------- | LIC. SERGIO F. MEDINA NORIEGA |
| PROSECRETARIO---------------------------- | LIC. ALEJANDRO ARCHUNDIA BECERRA |

PRINCIPALES FUNCIONARIOS

*DIRECTOR GENERAL ---------- C.P. HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA*

A continuación se mencionan algunas de las empresas en las que los consejeros de Grupo Carso participan en sus respectivos consejos de administración:

Ing. Carlos Slim Helú. Es Ingeniero Civil por la Universidad Nacional Autónoma de México. Tiene 63 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Philip Morris Companies Inc., SBC Communications Inc., y de algunas subsidiarias de Grupo Carso.

Lic. Carlos Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 36 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, y de algunas subsidiarias de Grupo Carso.

Ing. Antonio Cosío Ariño. Es Ingeniero Civil por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 67 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ing. Jaime Chico Pardo. Es Ingeniero Industrial por la Universidad Iberoamericana. Tiene 53 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., y Honeywell International Inc.

Lic. Arturo Elías Ayub. Es Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales de Teléfonos de México, S.A. de C.V. y de la Fundación Telmex. Tiene 37 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., CompUSA, Fundación Telmex, T1msn, y de algunas subsidiarias de Grupo Carso.

Ing. Claudio X. González Laporte. Es Ingeniero Químico por la Universidad Nacional Autónoma de México. Tiene 69 años de edad. Es consejero de las siguientes empresas: Kimberly–Clark de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Alfa, S.A. de C.V., Grupo México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 56 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anahuac. Tiene 54 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América

Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

C.P. Juan Antonio Pérez Simón.- Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 62 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Ing. Bernardo Quintana Isaac. Es Ingeniero Civil por la Universidad Nacional Autónoma de México. Tiene 61 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Cemex, S.A. de C.V. y Gruma, S.A. de C.V.

Lic. Agustín Santamarina Vázquez. Es licenciado por la Escuela Libre de Derecho, actualmente ocupa el puesto de asesor del Despacho Santamarina y Steta, S.C. Tiene 77 años de edad. Es consejero de las siguientes empresas: Grupo México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Aditivos Mexicanos, S.A. de C.V., Ferrocarril Mexicano, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Patrick Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 34 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V. y U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Marco Antonio Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 35 años de edad. Es consejero de la siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Afore Inbursa, S.A. de C.V., Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa, Fondo de Dinero Empresarial Inbursa, S.A. de C.V., Fondo de Dinero Inbursa, S.A. de C.V., Fondo Dinámico de Inversiones Bursátiles, S.A. de C.V., Fondo Inbursa, S.A. de C.V., Fondo de Dinero Inbursa III, S.A. de C.V., Inburex, S.A. de C.V., Inbursa Siefore, S.A. de C.V., Inmobiliaria Inbursa, S.A. de C.V., Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales; Bolsa Mexicana de Valores, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Daniel Hajj Aboumrad. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 37 años de edad. Es consejero de las siguientes empresas: América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ing. Antonio Cosío Pando. Es Ingeniero Industrial por el Instituto Tecnológico de Estudios Superiores de Monterrey. Tiene 35 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Arrendadora Financiera Inbursa, S.A. de C.V., Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Operadora de Sociedades de Inversión, S.A. de C.V., Seguros Inbursa, S.A., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Fernando G. Chico Pardo. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 51 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa,

S.A. de C.V., Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. Eduardo Valdés Acra. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 39 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., U.S. Commercial Corp., S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Lic. David Ibarra Muñoz. Es licenciado en Economía por la Facultad de Economía de la Universidad Nacional Autónoma de México. Tiene 73 años de edad. Es consejero de las siguientes empresas: Grupo Financiero Inbursa, S.A., América Móvil, S.A. de C.V., Dopsa, S.A. de C.V. Revista Comercio Exterior, y de algunas subsidiarias de Grupo Carso.

Lic. Alejandro Aboumrad Gabriel. Es licenciado en Administración de Empresas por la Universidad del Valle de México. Tiene 60 años de edad. Es consejero de algunas subsidiarias de Grupo Carso.

Lic. Ignacio Cobo González. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 59 años de edad. Es consejero de algunas subsidiarias de Grupo Carso.

Ing. Maximiliano Becker Arreola. Es Ingeniero Mecánico Electricista por la Escuela Superior de Ingeniería Mecánica y Eléctrica. Tiene 73 años de edad. Es consejero de: Philip Morris México, S.A. de C.V., Cigatam, S.A. de C.V., Tabacos Desvenados, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Carlos Hajj Aboumrad. Es licenciado en Contaduría por la Universidad Iberoamericana. Tiene 40 años de edad. Es consejero de las siguientes empresas:
Banco Inbursa, S.A. de C.V., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Ing. Alfonso Salem Slim. Es Ingeniero Civil por la Universidad Anáhuac. Tiene 41 años de edad. Es consejero de U.S. Commercial Corp., S.A. de C.V., Construcciones y Canalizaciones, S.A. de C.V., Alquiladora de Casas, S.A. de C.V., Fuerza y Clima, S.A. de C.V., Compañía de Teléfonos y Bienes Raíces, S.A. de C.V., Cementos Moctezuma, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

C.P. Humberto Gutiérrez-Olvera. Es Contador Público por la Escuela Bancaria y Comercial. Tiene 62 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Grupo Primex, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Parentesco por consanguinidad o afinidad hasta tercer grado entre Consejeros y principales funcionarios.-

| Parentesco por consanguinidad | Parentesco por afinidad |
|---|---|
| I. Primer grado:<br>(línea recta) | I. Primer grado:<br>(línea recta) |

Ing. Carlos Slim Helú con
Lic. Carlos Slim Domit,
Lic. Patrick Slim Domit, y
Lic. Marco Antonio Slim Domit

Ing. Carlos Slim Helú con
Lic. Arturo Elías Ayub y con
Lic. Daniel Hajj Aboumrad

I. Primer grado:
(línea recta)

Ing. Antonio Cosío Ariño con
Ing. Antonio Cosío Pando

II. Segundo Grado:
(línea transversal)

Lic. Arturo Elías Ayub y Lic. Daniel Hajj Aboumrad
con Lic. Carlos Slim Domit, Lic. Patrick Slim Domit
y Lic. Marco Antonio Slim Domit

II. Segundo grado:
(línea transversal)

Lic. Carlos Slim Domit,
Lic. Patrick Slim Domit y
Lic. Marco Antonio Slim Domit

III. Segundo grado:
(línea transversal)

Lic. Fernando G. Chico Pardo e
Ing. Jaime Chico Pardo

IV. Tercer grado:
(línea transversal)

Ing. Carlos Slim Helú e
Ing. Alfonso Salem Slim

Sobre la participación accionaria individual de los consejeros y funcionarios de Carso, que sean titulares de más del 1% de las acciones representativas del capital social, los accionistas beneficiarios del 5% o más de acciones con derecho a voto de Carso, y los 10 mayores accionistas de Carso, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la sociedad no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas en virtud de que no tienen registradas sus acciones en el registro de acciones de la sociedad en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de Grupo Carso, S.A. de C.V. se encuentran depositadas en la S.D. Indeval, S.A. de C.V., y de acuerdo con la información con que cuenta la sociedad, al 27 de mayo de 2003, un total de aproximadamente 9 personas, las cuales no se consideran Gran Público Inversionista, según lo establece la fracción IX del Artículo 1 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre las que se incluyen 4 consejeros de la sociedad, son titulares, directa o indirectamente, de aproximadamente 605,910,000 acciones que representan aproximadamente el 71% del capital social suscrito y pagado de Grupo Carso, S.A. de C.V., e incluyen al Ing. Carlos Slim Helú y a sus parientes cercanos.

Grupo Carso, S. A. de C. V. no está controlada, directa o indirectamente, por otra empresa, por un gobierno extranjero, o por cualquier otra persona física o moral.

Grupo Carso, S. A. de C. V. no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Grupo Carso, S. A. de C. V. no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y principales funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2002, fueron los honorarios de $10,500.00 por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Algunas de las subsidiarias tienen establecidos planes de retiro para todo su personal no sindicalizado. Las obligaciones por beneficios proyectados correspondientes a algunos consejeros de Grupo Carso, en su carácter de empleados de dichas subsidiarias, ascienden a la cantidad de $ 9.3 millones de pesos.

Grupo Carso, S. A. de C. V., no tiene celebrado convenio o establecido programa alguno para involucrar empleados en el capital de la compañía, toda vez que la Sociedad no tiene empleados.

Grupo Carso, S. A. de C. V. cuenta a la fecha con dos comités que apoyan como órgano intermedio al Consejo de Administración en la toma de decisiones relativas a las áreas de: (i) Auditoría y de Finanzas y Planeación, y (ii) Evaluación y Compensación.

**Comité de Auditoría y de Finanzas y Planeación**

El Comité de Auditoría y de Finanzas y Planeación está integrado por los siguientes consejeros propietarios: Lic. José Kuri Harfush, Presidente, Ing. Antonio Cosío Ariño, C.P. Rafael Moisés Kalach Mizrahi, C.P. Juan Antonio Pérez Simón, Ing. Claudio X. González Laporte e Ing. Bernardo Quintana Isaac. Uno de los miembros de dicho comité es experto financiero, según se define en las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, y sus anexos.

Dicho comité tiene conferidas las siguientes funciones de Auditoría: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

Por otra parte, dicho comité tiene conferidas las siguientes funciones de Finanzas y Planeación: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación;

(vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

**Comité de Evaluación y Compensación**

El Comité de Evaluación y Compensación está integrado por los siguientes consejeros propietarios: Lic. Carlos Slim Domit, Presidente, Ing. Jaime Chico Pardo y Lic. Agustín Santamarina Vázquez.

Dicho Comité tiene conferidas las siguientes funciones: (i) sugerir al Consejo procedimientos para proponer al Director General y a funcionarios de alto nivel, y revisar que sus condiciones de contratación y sus pagos probables por separación de la Sociedad se apeguen a lineamientos aprobados por el Consejo; (ii) proponer al Consejo los criterios para la evaluación del Director General y de los funcionarios de alto nivel, de acuerdo a los lineamientos generales que establezca el Consejo de Administración; (iii) analizar y elevar al Consejo de Administración la propuesta realizada por el Director General acerca de la estructura y monto de las remuneraciones de los principales ejecutivos de la Sociedad, y (iv) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

### d) Estatutos Sociales y Otros Convenios

En la asamblea general extraordinaria de accionistas de fecha 28 de abril de 2003, fueron modificados diversos artículos de los estatutos sociales, fundamentalmente, para adecuarlos, en lo conducente, a diversas disposiciones regulatorias de la Comisión Nacional Bancaria y de Valores. A continuación se hace del conocimiento público el texto íntegro de los artículos modificados:

"“**ARTICULO SEPTIMO**.- Las subsidiarias de la Sociedad no deberán directa o indirectamente invertir en el capital social de ésta última, ni de ninguna otra sociedad respecto de la cual la Sociedad sea su subsidiaria. El término subsidiaria tendrá en los presentes estatutos el significado que al efecto establezcan los principios de contabilidad generalmente aceptados en los Estados Unidos Mexicanos.

Mientras que las acciones representativas del capital social de la Sociedad estén inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el publico inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Mientras que las acciones de la Sociedad se encuentren inscritas en la Sección de Valores del Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general aplicables de la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores de dicho Registro, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, los accionistas que sean titulares de la mayoría de acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los

miembros del Consejo de Administración de la Sociedad, se obligan a realizar una oferta pública de compra, previamente a la cancelación, debiéndose observar en este caso lo establecido en el Artículo 8o. fracción III de las "Disposiciones aplicables a las emisoras de valores y a otros participantes del mercado de valores", expedidas por la Comisión Nacional Bancaria y de Valores.

Los accionistas a que se refiere el párrafo anterior, tendrán la obligación de afectar en un fideicomiso por un período mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el 100% (cien por ciento) del capital social pagado.

Las personas o grupo de adquirentes que obtengan o incrementen una participación significativa de la Sociedad, sin haber promovido previamente una oferta de conformidad con las disposiciones establecidas en las "Reglas generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores", expedidas por la Comisión Nacional Bancaria y de Valores, no podrán ejercer los derechos corporativos derivados de los valores con derecho a voto respectivos, y la Sociedad se abstendrá de inscribir dichas acciones en el registro a que se refieren los Artículos 128 y 129 de la Ley General de Sociedades Mercantiles."

**"ARTICULO OCTAVO.-** El capital mínimo fijo de la Sociedad no podrá aumentarse o disminuirse si ello no es acordado en Asamblea General Extraordinaria de Accionistas y se reforman consecuentemente los estatutos sociales, excepto cuando se trate de los aumentos o disminuciones a que hace referencia el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores.

El capital variable de la Sociedad podrá aumentarse o disminuirse sin necesidad de reformar los estatutos sociales, con la única formalidad de que los aumentos y, en su caso, las disminuciones sean aprobados por la Asamblea General Ordinaria de Accionistas o por la Asamblea General Extraordinaria, indistintamente, debiendo protocolizarse en cualquier caso el acta correspondiente, excepto cuando los accionistas ejerzan su derecho de retiro, o cuando se trate de los aumentos o disminuciones a que hace referencia el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores, casos en que no se requerirá la aprobación ni la protocolización a que se ha hecho referencia."

**"ARTICULO NOVENO.-** Previa autorización expresa de la Comisión Nacional Bancaria y de Valores, la Sociedad podrá emitir acciones no suscritas para su colocación en el público, siempre que se mantengan en custodia en una institución para el depósito de valores y se cumplan las condiciones previstas al efecto por el Artículo 81 de la Ley del Mercado de Valores.

En la Asamblea Extraordinaria de Accionistas en la que se decrete la emisión de acciones no suscritas, deberá hacerse renuncia expresa al derecho de preferencia a que se refiere el Artículo 132 de la Ley General de Sociedades Mercantiles. Habiendo quórum en los términos de los estatutos sociales, el acuerdo que se tome producirá todos sus efectos alcanzando a los accionistas que no hayan asistido a la Asamblea, por lo que la Sociedad quedará en libertad de colocar las acciones entre el público, sin hacer la publicación a que se refiere dicho Artículo.
Cuando una minoría, que represente cuando menos el 25 % del capital social, vote en contra de la emisión de acciones no suscritas, dicha emisión no podrá llevarse a cabo. En la convocatoria en la que se cite a Asamblea Extraordinaria se deberá hacer notar expresamente que se reúne para los fines precisados en el Artículo 81 de la Ley del Mercado de Valores, haciendo mención especial de lo establecido en la fracción X de ese mismo Artículo. Cualquier accionista que vote en contra de las resoluciones durante la Asamblea tendrá derecho a exigir de la Sociedad la colocación de sus acciones al mismo precio en el que se ofrezcan al público las acciones materia de la emisión. La Sociedad tendrá obligación de colocar en primer lugar las acciones pertenecientes a los accionistas inconformes."

**"ARTICULO DECIMO TERCERO.-** No se podrán autorizar aumentos al capital social sino hasta que las acciones que representen el aumento inmediato anterior hayan sido íntegramente suscritas y pagadas. Los aumentos se aprobarán cuando a juicio de la Asamblea el desarrollo del negocio lo requiera para lograr una estructura financiera adecuada. Al adoptar las correspondientes resoluciones de aumento de capital social, la Asamblea de Accionistas que decrete el aumento determinará los términos y condiciones para llevarlo a cabo, y fijará el importe del valor de aportación al capital social que deberán pagar los suscriptores por cada acción

y, en su caso, el importe de la prima que los adquirentes deberán pagar en exceso al valor de la aportación al capital social de cada acción.

Los accionistas tendrán derecho preferente, en proporción al número de sus acciones, para suscribir las que se emitan en caso de aumento del capital social, según lo establecido en el Artículo 132 de la Ley General de Sociedades Mercantiles y conforme a lo estipulado en el presente Artículo. Este derecho deberá ejercitarse dentro de los quince días naturales siguientes al de la publicación, en el Diario Oficial de la Federación, del acuerdo de la Asamblea sobre el aumento del capital. Si transcurrido el plazo para que los accionistas ejerciten su derecho de preferencia, aún quedaren algunas acciones por suscribir, éstas se deberán ofrecer para sus suscripción y pago en las condiciones y plazos que sean fijados por la Asamblea de Accionistas que hubiere decretado el aumento de capital o, en su defecto, por el Consejo de Administración, pero nunca en condiciones más favorables que las concedidas a los accionistas.

Para efecto de la reducción del capital se estará a lo dispuesto en el Artículo 135 y demás relativos de la Ley General de Sociedades Mercantiles y en el caso de reducción de la porción fija se atenderá además a lo señalado en el Artículo 9 de dicha Ley.

El procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la porción variable además de ceñirse a lo ordenado en los Artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme al valor que resulte más bajo de los dos siguientes: el 95% del valor de cotización en Bolsa obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran negociado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir sus efectos, durante un periodo que no podrá ser superior a seis meses, o bien, el valor contable de las acciones de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado en el párrafo anterior sea inferior a treinta, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones.

El pago del reembolso será exigible a la Sociedad, a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas, que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En ningún caso podrá reducirse el capital a una cantidad inferior al mínimo legal."

**"ARTICULO DECIMO CUARTO.-** La Asamblea General de Accionistas es el órgano supremo de la Sociedad. Las Asambleas Generales de Accionistas serán Ordinarias y Extraordinarias. Unas y otras se reunirán en el domicilio social, salvo caso fortuito o de fuerza mayor. Las Asambleas Generales Ordinarias serán las que tengan por objeto tratar cualquier asunto que la Ley o estos estatutos no reserven a las Asambleas Generales Extraordinarias. La Asamblea General Ordinaria se reunirá por lo menos una vez al año, dentro de los cuatro meses que sigan a la clausura del ejercicio social y se ocupará, además de otros asuntos incluidos en el Orden del Día, de los siguientes: a).- Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del o de los Comisarios, y tomar las medidas que juzgue oportunas. b).- Nombrar al Consejo de Administración y a los Comisarios. c).- Determinar los emolumentos correspondientes a los Consejeros y Comisarios. d).- La presentación a los accionistas del informe a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, del ejercicio inmediato anterior de la Sociedad.

Serán Asambleas Generales Extraordinarias las que se reúnan para tratar alguno o algunos de los asuntos previstos en el artículo 182 de la Ley General de Sociedades Mercantiles."

"**ARTICULO VIGESIMO.-** La dirección, administración y manejo de todos los asuntos, bienes e intereses de la Sociedad, estarán confiados a un Consejo de Administración compuesto por un número de Consejeros Propietarios no menor de cinco y por el número de Consejeros Suplentes que resuelva nombrar la Asamblea hasta por un número igual al de los miembros propietarios, los que serán electos por el término de un año y durarán en su cargo hasta que sus sustitutos hayan sido designados y hayan tomado posesión de sus puestos. No será requisito el que los Consejeros sean Accionistas.

Cualquier accionista o grupo de accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

Si alguno o algunos de los tenedores de acciones designan Consejeros haciendo uso del derecho que se establece en el párrafo anterior, los demás Consejeros serán designados por mayoría simple de votos, sin computar los votos que corresponden a los accionistas minoritarios que hayan hecho la designación o designaciones mencionadas.

La designación de cualquier Consejero Propietario o Suplente hecha por el grupo minoritario de accionistas, sólo podrá ser revocada cuando lo sean igualmente todos los demás Consejeros a menos que la remoción obedezca a causa justificada de acuerdo con la Ley General de Sociedades Mercantiles.

Los miembros del Consejo de Administración no incurrirán en ninguna responsabilidad personal respecto de aquellos con quienes contraten en nombre de la Sociedad, y únicamente tendrán para con ésta la responsabilidad inherente a su mandato y la derivada de las obligaciones que la Ley y estos estatutos les imponen.

Para los efectos de la Ley del Mercado de Valores, y sin perjuicio de que la misma no requiere la incorporación en los estatutos sociales de los requisitos que a continuación se indican, adicionalmente, en cuanto al Consejo de Administración, se cumplirá con lo siguiente:

I. El Consejo de Administración estará integrado por un mínimo de 5 (cinco) y un máximo de 20 (veinte) Consejeros Propietarios.
II. Al menos el 25% (veinticinco por ciento) de los miembros del consejo deberán ser independientes en los términos de lo previsto por el Artículo 14 Bis de la Ley del Mercado de Valores.
III. Por cada Consejero Propietario se designará su respectivo suplente, en el entendido de que los Consejeros Suplentes de los Consejeros Independientes, deberán tener este mismo carácter.
IV. El reporte del Comité de Auditoría deberá presentarse a la Asamblea de Accionistas."

"**ARTICULO VIGESIMO BIS TRANSITORIO.**- Independientemente de la obligación de la Sociedad de cumplir con los principios establecidos en el último párrafo y sus fracciones, del Artículo Vigésimo de los presentes estatutos, y mientras dicho Artículo esté en vigor, la falta de observancia de lo previsto en dicho párrafo y sus fracciones, por cualquier causa, no generará ni le otorgará el derecho a terceros de impugnar la falta de validez en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos."

"**ARTICULO VIGESIMO SEGUNDO.**- El Presidente, el Secretario y cualesquiera otros funcionarios del Consejo de Administración que este órgano considere necesarios, serán electos por el propio Consejo. Los mencionados funcionarios durarán en su cargo hasta que sus sucesores hayan sido electos y hayan tomado posesión de sus puestos y desempeñarán las funciones inherentes a sus respectivos cargos y las que les asigne el consejo de administración. Una misma persona podrá ocupar más de un cargo.

El Presidente deberá ser en todo caso miembro del Consejo de Administración y de nacionalidad mexicana, cualquiera de los funcionarios podrá ser nombrado o removido de su cargo sin expresión de causa por resolución del Consejo de Administración.

Las vacantes que existan con relación a cualquier puesto, excepción hecha desde luego del de Consejero pueden ser cubiertas por designación del Consejo de Administración en cualquier junta que celebren."

"**ARTICULO VIGESIMO CUARTO.**- El Consejo de Administración tendrá los derechos y las obligaciones que le correspondan de acuerdo con la Ley y los presentes estatutos y contará con las facultades más amplias para adoptar todos los acuerdos y llevar a cabo todos los actos, de cualquier naturaleza, que sean necesarios o convenientes para la realización del objeto de la Sociedad, excepción hecha de las expresamente reservadas por la Ley o por estos estatutos a las Asambleas de Accionistas.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes:

a) Nombrar y remover al Director General de la Sociedad;

b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en estos estatutos;

c) Establecer sucursales o agencias de la Sociedad;

d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor;

e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores;

f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores;

g) Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.
2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones de la Sociedad con personas relacionadas a que alude el inciso f) del presente Artículo Vigésimo Cuarto, así como sobre las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere el inciso f) del presente Artículo Vigésimo Cuarto.
3. El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y

h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley."

**"ARTICULO VIGESIMO QUINTO.-** A fin de proveer lo necesario para someter a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la propia Sociedad, las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores, se establece que cuando dichas subsidiarias vayan a realizar este tipo de operaciones se deberá dar cumplimiento a las medidas que se contienen en las siguientes disposiciones:

I. El Director General y/o, en su caso, el titular del área de la Sociedad a cargo de las funciones de finanzas llevarán a cabo las acciones necesarias, a fin de que el Director General o su equivalente y/o el titular del área correspondiente de la subsidiaria de la Sociedad de que en cada caso se trate, les informe oportunamente sobre los términos y condiciones de las respectivas operaciones.

II. El Director General y/o, en su caso, el titular del área de la Sociedad a cargo de las funciones de finanzas, una vez que verifiquen que se trata de operaciones de las antes referidas, proporcionarán a los miembros del Comité de Auditoría la información de las respectivas operaciones de las subsidiarias de que en cada caso se trate.

III. Los miembros del Comité de Auditoría analizarán las operaciones respectivas, emitirán su opinión en relación con las mismas y la harán del conocimiento del Director General y/o, en su caso, el titular del área de la Sociedad a cargo de las funciones de finanzas.

IV. El Director General de la Sociedad, en su oportunidad, someterá a la consideración del Consejo de Administración las operaciones correspondientes, y el Presidente del Comité de Auditoría informará sobre las respectivas opiniones emitidas por parte de los miembros de dicho Comité, a fin de que el Consejo de Administración dicte las resoluciones que al efecto considere procedentes.""

En dicha asamblea se hizo constar que la reforma del cuarto párrafo del Artículo Séptimo de los estatutos sociales, al igual que las demás modificaciones estatutarias, se aprobó por el 97.37% de las acciones en circulación integrantes del capital social suscrito y pagado, y que la misma quedó sujeta a que la Sociedad cuente con la autorización de la Comisión Nacional Bancaria y de Valores prevista en dicho párrafo.

No existe facultad expresa delegada al consejo de administración para establecer planes de compensación para los ejecutivos de la Sociedad ni para tomar decisiones respecto a cualquier otro asunto en donde puedan tener algún interés personal.

No existen por parte de Grupo Carso, S. A. de C. V. distintos tipos de acciones que otorguen diferentes derechos corporativos a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Tampoco existe algún convenio no estatutario que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Sociedad.

Los derechos corporativos que confieren las acciones a cada uno de los accionistas de la Sociedad, no se encuentran limitados por algún fideicomiso o cualquier otro mecanismo existente en la actualidad.

Por otra parte, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la sociedad o a sus accionistas en forma alguna.

## 5) MERCADO ACCIONARIO

### a) Estructura Accionaria

Grupo Carso tiene colocados en el mercado OTC, títulos denominados American Depositary Receipts (ADR´s ).

Los ADR´s confieren a sus tenedores plenos derechos patrimoniales y corporativos, aunque el derecho de voz y voto se ejerce a través del banco depositario de los ADR's, que al cierre de 2002 era Citibank, N.A.

La proporción que mantienen las acciones serie "A-1" respecto a los ADR´s es de 2 a 1.

### b) Comportamiento de la Acción en la Bolsa Mexicana de Valores

**Comportamiento anual de la acción**



| | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Volumen | 320,274,278 | 372,602,000 | 322,697,000 | 237,560,900 | 163,153,737 |
| Máximo | 51.02 | 45.18 | 46.76 | 28.66 | 34.59 |
| Mínimo | 18.98 | 23.33 | 19.63 | 19.36 | 22.54 |
| Cierre | 31.16 | 43.70 | 22.04 | 28.27 | 25.60 |

**Comportamiento trimestral de la acción**



| | 1T01 | 2T01 | 3T01 | 4T01 | 1T02 | 2T02 | 3T02 | 4T02 |
|---|---|---|---|---|---|---|---|---|
| □ Volumen | 70,532,300 | 66,493,200 | 61,651,600 | 38,883,800 | 66,034,100 | 44,988,200 | 26,167,900 | 25,963,537 |
| Máximo | 27.22 | 26.10 | 26.18 | 28.66 | 34.59 | 34.09 | 29.38 | 27.70 |
| Mínimo | 19.39 | 19.36 | 19.53 | 19.72 | 26.99 | 26.65 | 22.54 | 24.30 |
| - Cierre | 20.78 | 24.96 | 19.75 | 28.27 | 33.52 | 27.71 | 26.08 | 25.60 |

**Comportamiento mensual de la acción.**



| | Jul-02 | Ago-02 | Sep-02 | Oct-02 | Nov-02 | Dic-02 |
|---|---|---|---|---|---|---|
| □ Volumen | 9,391,600 | 8,788,700 | 7,987,600 | 13,979,437 | 7,539,600 | 4,444,500 |
| Máximo | 29.38 | 27.62 | 27.46 | 27.70 | 25.93 | 26.00 |
| Mínimo | 25.53 | 24.70 | 22.54 | 24.30 | 24.32 | 24.93 |
| - Cierre | 26.35 | 27.46 | 26.08 | 24.98 | 25.77 | 25.60 |

El día 9 de julio de 2002, el precio de la acción de GCarso se ajustó como consecuencia de la distribución de acciones de US Comercial derivado de la escisión, .restándole al precio de ese día $2.14, que resultó de la subasta previa al inicio de cotizaciónes de Uscom.

La cotización de las acciones de Grupo Carso en la Bolsa Mexicana de Valores no ha sido suspendida.

## 6) PERSONAS RESPONSABLES

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. Humberto Gutiérrez-Olvera Zubizarreta
Director General

C.P. Quintín H. Botas Hernández
Tesorero del Consejo de Administración

Lic. Alejandro Archundia Becerra
Pro-Secretario del Consejo de Administración

El suscrito manifiesta bajo protesta de decir verdad que el balance general al 31 de diciembre de 2002 y los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera por el año que terminó en esa fecha de Grupo Carso, S.A. de C.V., que contiene el presente reporte anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P. Alfredo M. Bolio y Lope

Socio de Auditoría
PricewaterhouseCoopers, S.C.

7) ANEXOS

[Estados Financieros Dictaminados]

## Patricia Lopez

**De:** Felix Aguirre [faguirre@porcelanite.com.mx]

**Enviado:** Jueves, 10 de Julio de 2003 11:59 a.m.

**Para:** J. R. Nevarez / Cynthia Piña

**CC:** Antonio Gómez; Quintín Botas

**Asunto:** Convenios

Estimado José Ramón:

Adjunto encontrarás las propuestas de convenios para la entrega y distribución de los Certificados de Precio Preferencial que estamos promoviendo.

El archivo que se llama Propuesta Convenio SADASI es la propuesta que nos manda la constructora. Para fines comparativos te adjunto también el archivo que nosotros habíamos propuesto que se llama Acuerdo Cupones Genérico.

Mucho te agradeceré tu revisión y aprobación lo antes posible de la propuesta de SADASI ya que estamos buscando firmar con ellos el Martes 15 de Julio para lanzar el programa a la brevedad.

Saludos,

Félix Aguirre

# Patricia Lopez

**De:** Felix Aguirre [faguirre@porcelanite.com.mx]

**Enviado:** Jueves, 10 de Julio de 2003 11:59 a.m.

**Para:** J. R. Nevarez / Cynthia Piña

**CC:** Antonio Gómez; Quintín Botas

**Asunto:** Convenios

Estimado José Ramón:

Adjunto encontrarás las propuestas de convenios para la entrega y distribución de los Certificados de Precio Preferencial que estamos promoviendo.

El archivo que se llama Propuesta Convenio SADASI es la propuesta que nos manda la constructora. Para fines comparativos te adjunto también el archivo que nosotros habíamos propuesto que se llama Acuerdo Cupones Genérico.

Mucho te agradeceré tu revisión y aprobación lo antes posible de la propuesta de SADASI ya que estamos buscando firmar con ellos el Martes 15 de Julio para lanzar el programa a la brevedad.

Saludos,

Félix Aguirre

# GRUPO CARSO, S. A. DE C. V.
# Y SUBSIDIARIAS

## ESTADOS FINANCIEROS CONSOLIDADOS
## DICTAMINADOS

## 31 DE DICIEMBRE DE 2002 Y 2001

GRUPO CARSO, S. A. DE C. V.
Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS DICTAMINADOS

31 DE DICIEMBRE DE 2002 Y 2001

# ÍNDICE

| Contenido | Página |
|---|---|

DICTAMEN DE LOS AUDITORES EXTERNOS

México, D. F., 28 de febrero de 2003

A la Asamblea de Accionistas de
Grupo Carso, S. A. de C. V. y subsidiarias

Hemos examinado el balance general consolidado de Grupo Carso, S. A. de C. V. y subsidiarias (Grupo Carso) al 31 de diciembre de 2002 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que le son relativos por el año que terminó en esa fecha. Dichos estados financieros son responsabilidad de la administración del Grupo. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría. Los estados financieros de algunas subsidiarias cuyos activos e ingresos representan el 37% de los totales consolidados al 31 de diciembre de 2002, fueron examinados por otros contadores públicos, y nuestra opinión, en cuanto a los importes incluidos por las subsidiarias, se basa únicamente en el dictamen de dichos contadores públicos.

Nuestros exámenes se efectuaron de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, basada en nuestros exámenes y en el dictamen de otros contadores públicos, al que se hace referencia en el primer párrafo, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Carso, S. A. de C. V. y subsidiarias, al 31 de diciembre de 2002, y los

resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

Los estados financieros consolidados correspondientes al ejercicio que terminó el 31 de diciembre de 2001, antes de la reformulación que se presenta para fines comparativos y que se describe en la Nota 2d., fueron dictaminados por otros contadores públicos independientes, quienes emitieron su informe sin salvedades el 15 de marzo de 2002.

PricewaterhouseCoopers

C.P. Alfredo M. Bolio y Lope
Socio de Auditoría

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002

| Activo | 31 de diciembre de 2002 | 31 de diciembre de 2001 |
|---|---|---|
| ACTIVO CIRCULANTE: | | |
| Efectivo e inversiones temporales | $ 2,424,913 | $ 3,981,641 |
| Cuentas por cobrar - Neto (Nota 4) | 8,577,598 | 10,365,474 |
| Inventarios - Neto (Nota 6) | 9,623,192 | 10,261,961 |
| Pagos anticipados | 93,975 | 209,634 |
| Suma el activo circulante | 20,719,678 | 24,818,710 |
| Cuentas por cobrar a largo plazo | 59,890 | 101,085 |
| Inversión en acciones de asociadas | 2,364,708 | 2,293,028 |
| INMUEBLES, MAQUINARIA Y EQUIPO: | | |
| Edificios y adaptaciones a locales arrendados | 18,617,723 | 17,720,639 |
| Maquinaria y equipo | 33,994,410 | 30,645,693 |
| Equipo de transporte | 1,013,546 | 1,090,101 |
| Mobiliario y equipo | 2,110,004 | 2,071,033 |
| Equipo de cómputo | 1,342,703 | 1,306,288 |
| | 57,078,386 | 52,833,754 |
| Depreciación acumulada | (29,920,656) | (26,793,277) |
| | 27,157,730 | 26,040,477 |
| Terrenos | 7,417,995 | 7,430,217 |
| Construcción en proceso | 927,319 | 2,020,740 |
| | 35,503,044 | 35,491,434 |
| OTROS ACTIVOS - Neto | 4,223,658 | 4,661,698 |
| Total activo | $62,870,978 | $67,365,955 |

| Pasivo y Capital Contable | 31 de diciembre de 2002 | 31 de diciembre de 2001 |
|---|---|---|
| PASIVO A CORTO PLAZO: | | |
| Créditos bancarios a corto plazo y porción circulante de la deuda a largo plazo (Nota 7) | $ 7,679,569 | $11,101,420 |
| Proveedores | 4,272,247 | 4,655,982 |
| Cuentas por pagar y otros gastos acumulados | 2,384,375 | 2,982,842 |
| Impuesto sobre tabacos labrados | 1,234,471 | 690,239 |
| Impuestos por pagar | 444,902 | 226,660 |
| Participación de los trabajadores en la utilidad (Nota 11) | 508,209 | 569,449 |
| Suma el pasivo a corto plazo | 16,523,773 | 20,226,592 |
| PASIVO A LARGO PLAZO: | | |
| Deuda a largo plazo (Nota 7) | 9,767,483 | 12,076,260 |
| Impuesto sobre la renta diferido (Nota 11) | 8,862,108 | 9,713,948 |
| Ingresos diferidos - Neto | 228,430 | 175,285 |
| Suma el pasivo a largo plazo | 18,858,021 | 21,965,493 |
| Total pasivo | 35,381,794 | 42,192,085 |
| CAPITAL CONTABLE (Nota 10): | | |
| Capital social | 5,512,949 | 5,541,418 |
| Prima neta en colocación de acciones | 1,770,735 | 1,770,735 |
| Utilidades acumuladas | 49,792,610 | 48,395,717 |
| Efecto acumulado de impuesto sobre la renta diferido | (6,855,024) | (6,855,024) |
| Insuficiencia en la actualización del capital contable | (28,327,862) | (28,753,724) |
| Inversión de los accionistas mayoritarios | 21,893,408 | 20,099,122 |
| Interés minoritario | 5,595,776 | 5,074,748 |
| Total capital contable | 27,489,184 | 25,173,870 |
| COMPROMISOS (Nota 13) | | |
| CONTINGENCIAS (Nota 14) | | |
| Total pasivo y capital contable | $62,870,978 | $67,365,955 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Ventas netas | $ 51,885,391 | $54,304,921 |
| Costo de ventas | (37,034,839) | (38,025,868) |
| Utilidad bruta | 14,850,552 | 16,279,053 |
| Gastos de venta y administración | 7,854,870 | 7,877,737 |
| Utilidad de operación | 6,995,682 | 8,401,316 |
| Costo integral de financiamiento: | | |
| Intereses ganados | 926,690 | 1,316,985 |
| Intereses pagados | (3,677,332) | (4,619,562) |
| Pérdida en cambios - Neta | (633,613) | (160,512) |
| Ganancia por posición monetaria | 1,245,072 | 904,535 |
| | (2,139,183) | (2,558,554) |
| Otros gastos - Neto | 409,673 | 1,016,453 |
| Amortización del crédito mercantil - Neto | 220,082 | 18,669 |
| Utilidad antes de las siguientes partidas | 4,226,744 | 4,807,640 |
| Provisiones para (Nota 11): | | |
| Impuesto sobre la renta | 1,660,731 | 2,461,882 |
| Participación de los trabajadores en la utilidad | 397,807 | 509,953 |
| Utilidad antes de participación en los resultados de las compañías asociadas | 2,168,206 | 1,835,805 |
| Participación en los resultados de compañías asociadas | 841,001 | 561,177 |
| Utilidad neta | $ 3,009,207 | $ 2,396,982 |
| Utilidad del interés mayoritario | $ 2,039,411 | $ 1,721,215 |
| Utilidad del interés minoritario | 969,796 | 675,767 |
| Utilidad neta | $ 3,009,207 | $ 2,396,982 |
| Utilidad neta por acción común | $ 2.31 | $ 1.93 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

## GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

### ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y DE 2001

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002

| | | | Utilidades acumuladas | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital social | Prima neta en colocación de acciones | Reserva para recompra de acciones propias | De ejercicios anteriores | Efecto acumulado de impuesto sobre la renta diferido | Insuficiencia en la actualización del capital contable | Interés minoritario | Total |
| Saldos al 1 de enero de 2001 | $7,393,774 | $2,360,966 | $3,130,999 | $46,468,767 | ($6,855,024) | ($27,014,347) | $10,468,381 | $35,953,516 |
| Efectos de escisión | (1,847,001) | (590,231) | (762,011) | (2,080,350) | | | (5,113,601) | (10,393,194) |
| Recompra de acciones propias | (5,355) | | (82,903) | | | | | (88,258) |
| Disminución de accionistas minoritarios de subsidiarias | | | | | | | (118,368) | (118,368) |
| Decreto de dividendos a accionistas minoritarios de subsidiarias | | | | | | | (254,421) | (254,421) |
| | (1,852,356) | (590,231) | (844,914) | (2,080,350) | | | (5,486,390) | (10,854,241) |
| Efecto de conversión | | | | | | 64,786 | | 64,786 |
| Efecto de actualización | | | | | | (1,804,163) | (583,010) | (2,387,173) |
| Utilidad neta del año | | | | 1,721,215 | | | 675,767 | 2,396,982 |
| Utilidad integral | | | | 1,721,215 | | (1,739,377) | 92,757 | 74,595 |
| Saldos al 31 de diciembre de 2001 | 5,541,418 | 1,770,735 | 2,286,085 | 46,109,632 | (6,855,024) | (28,753,724) | 5,074,748 | 25,173,870 |
| Recompra de acciones propias | (28,469) | | (642,518) | | | | | (670,987) |
| Disminución de accionistas minoritarios de subsidiarias por compra de acciones | | | | | | | (122,307) | (122,307) |
| Devolución de capital y decreto de dividendos a accionistas minoritarios de subsidiarias | | | | | | | (384,963) | (384,963) |
| | (28,469) | | (642,518) | | | | (507,270) | (1,178,257) |
| Efecto de conversión | | | | | | (51,896) | | (51,896) |
| Efecto de actualización | | | | | | 477,758 | 58,502 | 536,260 |
| Utilidad neta del año | | | | 2,039,411 | | | 969,796 | 3,009,207 |
| Utilidad integral | | | | 2,039,411 | | 425,862 | 1,028,298 | 3,493,571 |
| Saldos al 31 de diciembre de 2002 | $5,512,949 | $1,770,735 | $1,643,567 | $48,149,043 | ($6,855,024) | ($28,327,862) | $ 5,595,776 | $27,489,184 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| Operación: | 2002 | 2001 |
| Utilidad neta | $3,009,207 | $2,396,982 |
| Cargos a resultados que no afectaron los recursos: | | |
| Depreciación y amortización | 2,069,801 | 1,964,623 |
| Amortización del crédito mercantil - Neto | 220,082 | 18,669 |
| Obligaciones laborales | 87,781 | 61,112 |
| Participación en los resultados de compañías asociadas | (841,001) | (561,177) |
| Impuesto sobre la renta diferido | (477,037) | 614,822 |
| Otras partidas virtuales | 159,027 | 787,938 |
| | 1,218,653 | 2,885,987 |
| Variación neta en capital de trabajo, excepto efectivo e inversiones temporales y créditos bancarios | 2,063,625 | (827,343) |
| Recursos generados por la operación | 6,291,485 | 4,455,626 |
| Financiamiento: | | |
| Aumento en créditos bancarios a corto y largo plazos - Neto | (5,648,706) | (3,085,397) |
| Recompra de acciones propias | (670,987) | (88,258) |
| Disminución de accionistas minoritarios de subsidiarias y decreto de dividendos a accionistas minoritarios de subsidiarias | (384,963) | (372,789) |
| Recursos utilizados en actividades de financiamiento | (6,704,656) | (3,546,444) |
| Inversión: | | |
| Aumento en inversiones permanentes | (265,847) | (566,429) |
| Adquisición de inmuebles, maquinaria y equipo - Neto | (1,400,494) | (2,078,634) |
| Adquisición de otros activos | (124,342) | (118,834) |
| Dividendos recibidos de asociadas | 647,126 | 985,452 |
| Recursos utilizados en actividades de inversión | (1,143,557) | (1,778,445) |
| Disminución en efectivo e inversiones temporales | (1,556,728) | (869,263) |
| Efectivo e inversiones temporales al principio del año | 3,981,641 | 4,850,904 |
| Efectivo e inversiones temporales al fin del año | $2,424,913 | $3,981,641 |

Las quince notas adjuntas son parte integrante de estos estados financieros consolidados.

GRUPO CARSO, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2002 Y DE 2001

Cifras expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002, y, en su caso, en miles de dólares americanos, excepto por los tipos de cambio y número de acciones

## NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

Grupo Carso, S. A. de C. V. (Grupo Carso o compañía) realiza su actividad a través de empresas subsidiarias, de las cuales es propietaria directa o indirectamente de la mayoría de las acciones comunes representativas de sus capitales sociales o de las cuales tiene el control de otra manera. También tiene inversiones en empresas asociadas en las que tiene influencia significativa en su administración, pero sin llegar a tener control.

Los estados financieros consolidados que se acompañan incluyen los de Grupo Carso y los de las subsidiarias, siendo las principales las que se mencionan a continuación:

| Compañía | Actividad principal | Porcentaje de participación (%) 2002 | 2001 |
|---|---|---|---|
| Grupo Calinda, S. A. de C. V. y subsidiarias (Calinda) | Servicios de hotelería. | 100.00 | 100.00 |
| Grupo Sanborns, S. A. de C. V. y subsidiarias (Sanborns) | Operación de tiendas departamentales, de regalos, de discos, restaurantes, cafeterías, pastelerías, y administración de centros comerciales. | 81.19 | 79.76 |
| Empresas Frisco, S. A. de C. V. y subsidiarias (Frisco) | Industria minero - metalúrgica, química y transportación ferroviaria. | 99.72 | 99.61 |
| Grupo Condumex, S. A. de C. V. y subsidiarias (Condumex) | Manufactura y comercialización de productos para los mercados de la construcción, de la industria automotriz, de la industria de energía y de las telecomunicaciones. | 99.54 | 99.54 |
| Industrias Nacobre, S. A. de C. V. y subsidiarias (Nacobre) | Fabricación y venta de productos derivados del cobre y aluminio y sus aleaciones, así como de tubos flexibles elaborados con policloruro de vinilo. | 99.89 | 99.89 |
| Porcelanite, S. A. de C. V. y subsidiarias (Porcelanite) | Producción y venta de toda clase de recubrimientos para pisos, muros y similares. | 99.93 | 99.93 |
| Cigarros de Tabacalera Mexicana, S. A. de C. V. y subsidiaria (Cigatam) | Contratación de cosechas de tabaco con cosecheros y fabricación de cigarros. | 50.01 | 50.01 |
| Galas de México, S. A. de C. V. (Galas) | Producción y venta de todo tipo de imprenta, litografía y encuadernación de papelería. | 100.00 | 80.51 |
| Artes Gráficas, S. A. de C. V. (Artes Gráficas) | Producción y venta de todo tipo de bolsa impresa y película de polietileno y polipropileno para uso en la industria de productos de consumo. | 84.67 | 68.19 |

Debido a la agudización en la baja de los precios internacionales del oro y plata, en octubre de 2001 el Consejo de Administración de Frisco tomó la decisión de suspender temporalmente las operaciones de mina de Compañía San Felipe, S. A. de C. V., quedando con un mínimo de personal administrativo para el mantenimiento y vigilancia de la misma. Por lo anterior Frisco adoptó un plan de reorganización de la empresa.

En el ejercicio de 2001 los accionistas de la compañía aprobaron la escisión de CompUSA, Inc. El efecto neto de la operación escindida por $251,289, se incluye, en ese ejercicio, en el rubro de "Otros gastos - Neto" del estado de resultados adjunto.

NOTA 2 - RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros consolidados que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y se expresan en miles de pesos de poder adquisitivo del último ejercicio.

A continuación se resumen las políticas de contabilidad más significativas:

a. Los saldos y transacciones de importancia realizados entre las compañías consolidadas han sido eliminados para efectos de consolidación. La consolidación se efectuó con base en estados financieros auditados de la totalidad de las subsidiarias importantes.

b. Las inversiones en valores incluyen inversiones en títulos de deuda y de capital. Inicialmente se registran a su costo de adquisición y posteriormente se valúan a su valor razonable, el cual se asemeja a su valor de mercado. El valor razonable es la cantidad por la que puede intercambiarse un activo financiero o liquidarse un pasivo financiero, entre partes interesadas y dispuestas, en una transacción en libre competencia.

c. Las inversiones en instrumentos financieros derivados son utilizadas, principalmente con objeto de reducir el riesgo de movimientos adversos en tasas de interés y tipos de cambio. Los resultados realizados y no realizados sobre dichas inversiones, en el caso de operaciones de cobertura, se reconocen utilizando el método de valuación aplicado al activo o pasivo cubierto y, en el caso de operaciones de especulación, a su valor de realización o su valor razonable a la fecha de la venta o al cierre del ejercicio, respectivamente (véase Nota 8).

d. La inversión en acciones de asociadas se valúa por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las asociadas, posteriores a la fecha de la compra.

   Durante el año que terminó el 31 de diciembre de 2002 Corporación Industrial Llantera, S. A. de C. V. obtuvo información financiera auditada de Continental Automotive, Inc., compañía tenedora de la compañía asociada Continental Tire North America Inc., con la que se

determinó que el monto de su inversión ($904,451) había perdido su valor al 31 de diciembre de 2001, por lo que canceló el monto de la misma contra utilidades acumuladas. Consecuentemente, los estados financieros por el año que terminó el 31 de diciembre de 2001 han sido reformulados para fines de comparabilidad, presentándose dentro de "Otros gastos – Neto" la cantidad arriba mencionada.

e. Los inventarios, así como su costo de ventas se registran originalmente a su costo histórico y posteriormente se actualizan a su costo de reposición. Los valores así determinados no exceden de su valor de mercado (véase Nota 6).

f. Los inmuebles, maquinaria y equipo de origen nacional se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición o construcción, de factores derivados del Índice Nacional de Precios al Consumidor (INPC).

   La maquinaria y equipo de origen extranjero se actualiza mediante la aplicación, al costo histórico expresado en la moneda de origen, de factores que reflejan la inflación del país de origen a la fecha de valuación, convertido a pesos mexicanos al tipo de cambio del cierre del ejercicio.

   La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por la administración, tanto sobre el costo de adquisición o construcción como sobre los incrementos por actualización. Dichas vidas estimadas no se mencionaron, ya que varían significativamente por la diversificación de los segmentos de negocio en que participa el grupo.

g. El crédito mercantil (exceso del costo de las acciones de subsidiarias y asociadas sobre el valor en libros) y el crédito mercantil negativo (exceso del valor en libros sobre el costo de las acciones de subsidiarias y asociadas) se expresan a su valor actualizado determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. La amortización se calcula por el método de línea recta aplicando las tasas del 10% y 20% a los saldos actualizados, respectivamente. En caso de que se estime pierdan su valor se cancelan en el año en que se conozca dicha pérdida.

h. El Impuesto sobre la Renta (ISR) se registra por el método de activos y pasivos con enfoque integral, el cual consiste en reconocer un impuesto diferido para todas las diferencias temporales entre los valores contables y fiscales de los activos y pasivos (véase Nota 11).

   La Participación de los Trabajadores en las Utilidades (PTU) diferida se registra solamente con base en las diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

i. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones que existen bajo los planes de retiro que se tienen establecidos para los trabajadores, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan tales servicios, con base en estudios actuariales realizados, utilizando el método de crédito unitario proyectado (véase Nota 9).

   Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año que se vuelven exigibles.

j. El capital social, la prima neta en colocación de acciones, la reserva para recompra de acciones propias, las utilidades acumuladas y el efecto acumulado de impuesto diferido representan el valor de dichos conceptos en términos de poder adquisitivo al fin del último ejercicio y se determinan aplicando a los importes históricos factores derivados del INPC.

k. La prima neta en colocación de acciones representa la diferencia en exceso entre el pago por las acciones suscritas y el valor teórico de las mismas, y se actualiza aplicando factores derivados del INPC.

l. La insuficiencia en la actualización de capital se integra por el resultado acumulado por posición monetaria inicial y por los efectos de actualización (resultado por tenencia de activos no monetarios) expresados en pesos de poder adquisitivo al fin del último ejercicio.

m. La utilidad integral está representada por la utilidad neta más los efectos de actualización y conversión, así como por aquellas partidas que por disposición específica, se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

n. El resultado por posición monetaria representa la utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año, expresado en pesos de poder adquisitivo del último ejercicio. Las tasas de inflación fueron 5.70% en 2002 y 4.40% en 2001.

o. La utilidad por acción es el resultado de dividir la utilidad neta consolidada del ejercicio entre el promedio ponderado de acciones en circulación. El promedio de acciones en circulación fue de 882,262,311 y 890,565,821 en 2002 y 2001, respectivamente.

p. Las transacciones en moneda extranjera se registran al tipo de cambio vigente en las fechas de su operación. Los activos y pasivos denominados en dichas monedas se presentan en moneda nacional, al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en el tipo de cambio entre las fechas de las transacciones y la de su liquidación o valuación al cierre del ejercicio se reconocen en los resultados (véase Nota 3).

q. Ciertas reclasificaciones han sido realizadas en las cifras de 2001 para adecuarlas a la presentación actual.

NOTA 3 - POSICIÓN EN MONEDA EXTRANJERA:

La compañía tenía activos y pasivos monetarios en dólares americanos como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Activos | Dls. 311,308 | Dls. 421,999 |
| Pasivos | (1,019,851) | (1,208,858) |
| Posición neta corta | (Dls. 708,543) | (Dls. 786,859) |

Al 31 de diciembre de 2002 y 2001 los tipos de cambio eran de $10.3125 y $9.1423 por dólar americano, respectivamente. Al 28 de febrero de 2003, fecha de emisión de los estados financieros consolidados dictaminados, el tipo de cambio era de $11.0329 por dólar americano.

A continuación se presenta la información de las principales operaciones realizadas en moneda extranjera, en dólares:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Ventas | Dls. 452,113 | Dls. 514,986 |
| Intereses ganados | 2,262 | 154 |
| Otros ingresos | 48,222 | 3,375 |
| Compras | (484,601) | (751,561) |
| Intereses pagados | (29,589) | (66,125) |
| Otros | (276,837) | (35,641) |
| Neto | (Dls. 288,430) | (Dls. 334,812) |

NOTA 4 - CUENTAS POR COBRAR:

El saldo de cuentas por cobrar se integra como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Clientes | $ 7,738,132 | $ 7,631,170 |
| Deudores diversos | 755,211 | 1,106,451 |
| | 8,493,343 | 8,737,621 |
| Estimación para cuentas de cobro dudoso | (319,031) | (200,705) |
| | 8,174,312 | 8,536,916 |
| Impuestos por recuperar | 325,111 | 1,247,337 |
| Otros | 78,175 | 581,221 |
| | $ 8,577,598 | $ 10,365,474 |

NOTA 5 - SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se describen los principales saldos con partes relacionadas:

| | 31 de diciembre de | |
|---|---|---|
| Cuentas por cobrar: | 2002 | 2001 |
| Teléfonos de México, S. A. de C. V. | $ 470,725 | $ 645,320 |
| Sinergia Soluciones Integrales de Energía, S. A. de C. V. | 286,384 | 377,683 |
| América Movil, S. A. de C. V. | 28,538 | 70,577 |
| Delphi Packard Electric | 46,981 | 60,255 |
| Deuda a corto y largo plazo: | | |
| Banco Inbursa, S. A. | 4,791,921 | 7,137,485 |

A continuación se describen las principales transacciones con partes relacionadas:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Ingresos: | | |
| Ventas* | $15,681,112 | $16,042,703 |
| Egresos: | | |
| Intereses | 733,727 | 930,599 |
| Compras | 604,223 | 572,249 |
| Gastos | 312,956 | 372,886 |

* Incluye las ventas de la subsidiaria Cigatam a la asociada (49.995% de la compañía) Philip Morris México, S. A. de C. V., comercializadora y distribuidora de sus productos, por $10,396,998 y $9,268,626 en 2002 y 2001, respectivamente.

## NOTA 6 - INVENTARIOS:

El saldo de inventarios se integra como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Materia prima | $3,143,510 | $ 2,428,059 |
| Producción en proceso | 648,274 | 1,191,790 |
| Producto terminado | 1,235,679 | 1,947,423 |
| Mercancía en tiendas | 3,311,856 | 3,589,843 |
| Mercancía en tránsito | 256,899 | 517,067 |
| Refacciones y otros inventarios | 1,272,109 | 769,703 |
| | 9,868,327 | 10,443,885 |
| Estimación para obsolescencia de inventarios | (245,135) | (181,924) |
| | $9,623,192 | $ 10,261,961 |

## NOTA 7 - CRÉDITOS BANCARIOS Y DEUDA A CORTO Y LARGO PLAZO:

Los documentos por pagar a corto plazo devengan intereses a tasas variables. Las tasas de interés al cierre de diciembre de 2002 se ubican en un promedio ponderado para moneda nacional en 8.54% y para dólares en 3.61%.

La deuda a largo plazo se integra como sigue:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Préstamos sindicados, en moneda nacional y en dólares americanos a tasas variables, con vencimientos trimestrales | $ 7,566,407 | $ 8,444,730 |
| Préstamos directos y de fomento a la exportación | 5,582,319 | 6,648,027 |
| Otros préstamos a largo plazo | 732,515 | 1,076,828 |
| | 13,881,241 | 16,169,585 |
| Menos - Porción circulante | (4,113,758) | (4,093,325) |
| Deuda a largo plazo | $ 9,767,483 | $ 12,076,260 |

La deuda a largo plazo devenga intereses a tasas variables. Las tasas de interés al cierre de diciembre de 2002, se ubicaron en un promedio ponderado para moneda nacional en 8.71%, y para préstamos en dólares en 3.00%.

Las subsidiarias de Grupo Carso tienen contratados préstamos directos y de fomento a la exportación a tasas variables a mediano y largo plazos, con un último vencimiento en 2012.

El 16 de diciembre de 2000 Nacobre, Frisco, Porcelanite y Sanborns firmaron un contrato de crédito sindicado, que fue avalado por Grupo Carso, por un monto de 370,000 dólares, para ser liquidado en tres exhibiciones a partir de diciembre de 2002, finalizando en diciembre de 2003. Al 31 de diciembre de 2002 el saldo pendiente del crédito es de 246,670 dólares.

Condumex tiene contratado un crédito por 175,000 dólares, que fue firmado en mayo de 2001, con un plazo de 3 años, siendo su último vencimiento en octubre de 2003. Al cierre de 2002 se tiene un saldo por pagar de 87,500 dólares.

En agosto de 2001 Sanborns obtuvo un crédito sindicado por un monto de $1,800,000, el cual se mantiene a la fecha, este crédito tiene un plazo de 5 años y su último vencimiento es en agosto de 2006.

En septiembre de 2002 Nacobre, Frisco, Porcelanite y Sanborns firmaron un contrato de crédito, que fue avalado por Grupo Carso, por un monto de 225,000 dólares, de los cuales 128,750 dólares están pactados a un plazo de 3 años, cuyo último vencimiento es en septiembre de 2005, y los 96,250 dólares restantes se cerraron a un plazo de 5 años, siendo su último vencimiento en septiembre de 2007.

En los contratos de préstamos se establecen obligaciones de hacer y no hacer para los acreditados; adicionalmente requieren que, con base en los estados financieros de la compañía, se mantengan determinadas razones y proporciones financieras. Todos estos requerimientos se cumplen a la fecha de emisión de estos estados financieros.

Al 31 de diciembre de 2002 se tienen otros préstamos a largo plazo, así como créditos con garantía de equipo por un monto de 42,600 dólares, pactados a tasas variables y con vencimientos que van hasta marzo de 2010.

La deuda a largo plazo al 31 de diciembre de 2002 vence como se muestra a continuación:

| Año que terminará el 31 de diciembre de | Importe |
|---|---|
| 2004 | $1,616,418 |
| 2005 | 4,509,229 |
| 2006 | 1,603,809 |
| 2007 y posteriores | 2,038,027 |
| | $9,767,483 |

NOTA 8 - OPERACIONES CON INSTRUMENTOS DERIVADOS:

Grupo Carso llevó a cabo operaciones con instrumentos derivados, con objeto de utilizarlos como sustitutos temporales de operaciones al contado en el mercado de divisas o como mecanismos de cobertura de sus exposiciones de riesgo. Las operaciones realizadas se resumen como sigue:

Futuros de tipo de cambio -

Al 31 de diciembre de 2002 la compañía tiene vigentes contratos de compra y de venta de futuros, cuya posición neta de venta es por 115,000 dólares, con último vencimiento el 7 de febrero de 2003, y a un tipo de cambio pactado de 10.3976 en promedio. El efecto neto de las operaciones de este tipo, celebradas durante 2002, fue favorable por un importe de $79,167, y se presenta dentro del rubro "Pérdida en cambios - Neta" del estado de resultados.

Swaps de tasas de interés -

Al 31 de diciembre de 2002, la compañía tiene contratos de swaps por un monto de $9,912,500, por los que está sujeta a intercambiar intereses cada 28 días, pagando tasas fijas en promedio de 10.65% y cobrando tasas variables referidas a la Tasa de Interés Interbancaria de Equilibrio (TIIE) a 28 días, los vencimientos de dichos contratos son a partir de enero de 2007 y hasta abril de 2012. La TIIE al 31 de diciembre de 2002 es de 8.54%.

El efecto de la valuación a mercado de los contratos sin contraparte cubierta con valor de $2,550,000 a esa fecha, es de $ 34,284, y se presenta en el rubro "Otras cuentas por pagar y pasivos acumulados" del balance general. El cargo neto a los resultados del año que terminó el 31 de diciembre de 2002 fue de $ 222,210, y se presenta dentro de la cuenta "Intereses pagados".

Durante el año que terminó el 31 de diciembre de 2002 la compañía registró un importe de $784,722 con cargo a los resultados, correspondiente al valor presente de los flujos esperados de contratos de swap, que canceló con anticipación a efecto de negociar nuevos contratos con tasas fijas adecuadas a las condiciones vigentes en el mercado. Dicho importe se presenta dentro de la cuenta "Intereses pagados".

Al 31 de diciembre de 2002 la Compañía tiene tres contratos de swaps, por un monto de 414,167 dólares, por el que está sujeta a intercambiar intereses cada tres meses, pagando tasas fijas promedio de 4.79% y cobrando tasas variables referidas a la tasa "Libor" a tres meses, los vencimientos de dichos contratos son en el último trimestre de 2003. La tasa Libor al 31 de diciembre de 2002 es de 1.38%. El cargo neto a los resultados del año que terminó el 31 de diciembre de 2002 fue de $169,863, y se presenta dentro de la cuenta "Intereses pagados".

Contratos de opciones sobre acciones -

Durante los años que terminaron el 31 de diciembre de 2002 y de 2001 la compañía registró cargos a sus resultados por $23,768 y $559,209, respectivamente, correspondientes a los resultados obtenidos en operaciones de opciones sobre acciones, dichos importes se presentan dentro de la cuenta "Intereses pagados". Al 31 de diciembre de 2002 no se tienen operaciones vigentes de este tipo.

NOTA 9 - OBLIGACIONES LABORALES AL RETIRO:

Las empresas del Grupo tienen establecidos planes de retiro para sus trabajadores, a los cuales éstos no contribuyen. Los beneficios bajo dichos planes se basan principalmente en los años de servicio cumplidos por el trabajador y su remuneración a la fecha de retiro. Las obligaciones y costos correspondientes a dichos planes, así como los correspondientes a las primas de antigüedad que los trabajadores tienen derecho a percibir al terminarse la relación laboral después de 15 años de servicios, se reconocen con base en estudios actuariales elaborados por expertos independientes, a través de aportaciones a un fondo de fideicomiso irrevocable, en la mayor parte de los casos.

A continuación se resumen los principales datos financieros de dichos planes:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Obligaciones por beneficios proyectados | ($1,285,374) | ($1,276,310) |
| Activos de los planes a valor de mercado | 1,302,138 | 1,350,798 |
| Situación del fondo | 16,764 | 74,488 |
| Pasivo de transición por amortizar | (64,927) | (74,691) |
| Variaciones en supuestos y ajustes por amortizar | 123,429 | 186,413 |
| Modificaciones al plan por amortizar | 153,970 | 161,844 |
| Activo neto proyectado (incluido en otros activos) | $ 229,236 | $ 348,054 |
| Pasivo adicional | ($ 175,668) | ($ 139,200) |
| Costo neto del período | $ 87,781 | $ 61,112 |

Las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia, y el pasivo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores en que se espera reciban los beneficios del plan.

NOTA 10 - CAPITAL CONTABLE:

Al 31 de diciembre de 2002 el capital social suscrito y pagado de la compañía se encuentra integrado como se muestra a continuación:

| Acciones* | Descripción | Importe |
|---|---|---|
| 915,000,000 | Serie "A1" representativa de la porción fija del capital sin derecho a retiro | $1,058,036 |
| (48,934,200) | Acciones recompradas en tesorería | (56,584) |
| 866,065,800 | Capital social histórico | 1,001,452 |
| | Incremento por actualización | 4,511,497 |
| | Capital social | $5,512,949 |

* Acciones ordinarias nominativas, sin expresión de valor nominal.

Al 31 de diciembre de 2002 el importe nominal de la reserva para adquisición de acciones propias asciende a $323,475 ($953,883 en 2001).

La utilidad del ejercicio está sujeta a la disposición legal que requiere que, cuando menos un 5% de la utilidad de cada ejercicio sea destinada a incrementar la reserva legal, hasta que ésta sea igual a la quinta parte del capital social. Al 31 de diciembre de 2002 la reserva legal de la compañía asciende a $381,635 (a valor nominal) y se presenta en el rubro de "Utilidades acumuladas".

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN). Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 51.52%, 49.25% y 47.06% si se pagan durante 2003, 2004 y 2005, respectivamente. El impuesto causado será a cargo de la compañía y podrá acreditarse contra el ISR del ejercicio o de los dos ejercicios inmediatos siguientes. Los dividendos pagados no estarán sujetos a retención alguna.

En caso de reducción de capital, será tratado como si fuera dividendo el excedente del capital sobre las aportaciones actualizadas, de acuerdo con los procedimientos establecidos por la Ley del Impuesto sobre la Renta (LISR). Al 31 de diciembre de 2002 la CUFIN y la cuenta de capital de aportación ascendían a $13,370,717 y $5,600,209, respectivamente, determinadas conforme a las disposiciones fiscales en vigor.

## NOTA 11 - IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO (IA) Y PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD:

Grupo Carso tiene autorización para consolidar sus resultados fiscales para ISR e IMPAC con el carácter de sociedad controladora a partir del ejercicio de 1994. En 2002 y 2001 Grupo Carso determinó una utilidad fiscal consolidada de $2,947,560 y $2,069,134, respectivamente. Los impuestos correspondientes a dichas utilidades fiscales fueron cubiertos con los anticipos efectuados por las controladas y la controladora. El resultado fiscal difiere del resultado contable debido básicamente a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles.

La provisión para ISR se analiza como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| ISR causado | $ 2,048,825 | $1,777,968 |
| ISR diferido | (388,094) | 683,914 |
| Total provisión | $ 1,660,731 | $ 2,461,882 |

Como resultado de las modificaciones a la LISR aprobadas el 1 de enero de 2002, la tasa del ISR se reducirá anualmente a partir de 2003 hasta que la tasa nominal sea del 32% en 2005. En consecuencia, el efecto de esta disminución gradual en la tasa del ISR fue considerado en la valuación del ISR diferido.

Las principales diferencias temporales sobre las que se reconoció ISR diferido se analizan a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| Inversiones temporales en acciones | $ 23,382 | $ 1,038,814 |
| Cuentas por cobrar por ventas en abonos | 3,100,831 | 3,353,429 |
| Inventarios - Neto | 9,415,023 | 8,866,430 |
| Inmuebles, maquinaria y equipo | 15,144,550 | 16,083,683 |
| Crédito mercantil amortizado | 1,690,479 | 1,608,600 |
| Reservas complementarias de activo | (1,302,005) | (154,684) |
| Pérdidas fiscales | (868,731) | (3,530,851) |
| Otros | (492,543) | (203,548) |
| | 26,710,986 | 27,061,873 |
| Tasa de ISR aplicable | 34% | 35% |
| | 9,081,735 | 9,471,656 |
| Efecto por diferencia en tasa futura reconocido anticipadamente | (143,435) | |
| | 8,938,300 | 9,471,656 |
| IA por recuperar | (306,132) | (148,688) |
| | 8,632,168 | 9,322,968 |
| ISR diferido (CUFIN reinvertida a largo plazo) | 229,940 | 390,980 |
| ISR diferido pasivo - Neto | $ 8,862,108 | $ 9,713,948 |

El IA se causa a la tasa del 1.8% sobre el importe neto de ciertos activos y pasivos, sólo cuando éste excede al ISR a cargo.

Durante el ejercicio que terminó el 31 de diciembre de 2002 y de 2001 Grupo Carso estimó un IA consolidado de $441,075 y de $417,289, importes que fueron inferiores a los correspondientes al ISR, por lo que se pagó este último.

La PTU se calcula aplicando los procedimientos establecidos por la LISR. Para el cálculo de este concepto no se consideran los efectos de la inflación para efectos fiscales ni las pérdidas fiscales por amortizar.

Las provisiones para PTU se analizan como se muestra a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2002 | 2001 |
| PTU causada | $ 486,750 | $ 579,045 |
| PTU diferida | (88,943) | (69,092) |
| Total provisión | $ 397,807 | $ 509,953 |

NOTA 12 - INFORMACIÓN POR SEGMENTOS:

A continuación se presenta, en forma condensada, cierta información financiera al 31 de diciembre de 2002 y de 2001 de los segmentos de negocio en los que opera Grupo Carso:

| | 2002 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Tabacalera | *Recubrimientos* cerámicos | Derivados del *cobre y* aluminio | Productos para las industrias automotriz *construcción y* telecomunicaciones | Comercial | Minería | *Otros y* eliminaciones | Total |
| Ingresos de operación | $10,396,998 | $2,864,907 | $4,484,878 | $12,134,018 | $17,837,914 | $2,647,863 | $1,518,813 | $51,885,391 |
| Utilización de operación | $ 700,483 | $ 536,599 | $ 425,242 | $ 1,629,179 | $ 2,834,032 | $ 391,935 | $ 478,212 | $ 6,995,682 |
| Utilidad (pérdida) neta consolidada del año | $ 480,161 | $ 74,623 | $ 123,966 | $ 678,246 | $ 1,824,006 | ($ 115,350) | ($ 56,445) | $ 3,009,207 |
| Depreciación y amortización | $ 184,722 | $ 288,029 | $ 234,482 | $ 388,490 | $ 575,882 | $ 268,911 | $ 129,285 | $ 2,069,801 |
| Amortización del crédito mercantil y crédito diferido | $ 0 | $ 17,282 | $ 0 | $ 77,701 | ($ 102,050) | $ 57,320 | $ 169,829 | $ 220,082 |
| Inversiones en acciones y fideicomiso Inmobiliario no consolidado | $ 0 | $ 0 | $ 145 | $ 702,365 | $ 687,564 | $ 100,335 | $ 874,299 | $ 2,364,708 |
| Activo total | $ 3,943,013 | $5,671,320 | $8,437,536 | $12,567,878 | $21,166,807 | $7,051,997 | $4,032,427 | $62,870,978 |
| Pasivo total | $ 2,659,012 | $3,463,325 | $4,264,091 | $ 4,558,067 | $13,520,364 | $4,478,356 | $2,438,579 | $35,381,794 |

| | 2001 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Tabacalera | Recubrimientos cerámicos | Derivados del cobre y aluminio | Productos para las industrias automotriz construcción y telecomunicaciones | Comercial | Minería | Otros y eliminaciones | Total |
| Ingresos de operación | $9,268,626 | $2,735,168 | $5,152,523 | $15,054,016 | $17,530,793 | $2,907,889 | $1,655,906 | $54,304,921 |
| Utilización de operación | $ 680,748 | $ 589,548 | $ 599,023 | $ 2,485,672 | $ 2,972,147 | $ 348,908 | $ 725,270 | $ 8,401,316 |
| Utilidad (pérdida) neta consolidada del año | $ 340,020 | $ 372,791 | ($ 51,691) | $ 1,400,371 | $ 1,285,322 | ($ 92,840) | ($ 856,991) | $ 2,396,982 |
| Depreciación y amortización | $ 188,477 | $ 235,550 | $ 257,883 | $ 376,554 | $ 534,479 | $ 278,346 | $ 93,334 | $ 1,964,623 |
| Amortización del crédito mercantil y crédito diferido | $ 0 | $ 15,661 | $ 0 | $ 39,485 | ($ 315,813) | $ 61,744 | $ 217,592 | $ 18,669 |
| Inversiones en acciones y fideicomiso Inmobiliario no consolidado | $ 0 | $ 0 | $ 153 | $ 788,090 | $ 688,799 | $ 107,416 | $ 708,570 | $ 2,293,028 |
| Activo total | $3,747,110 | $5,816,465 | $8,435,501 | $13,495,818 | $21,133,588 | $7,997,154 | $6,740,319 | $67,365,955 |
| Pasivo total | $2,343,780 | $3,960,529 | $4,630,070 | $ 5,873,177 | $14,986,764 | $5,896,254 | $4,501,511 | $42,192,085 |

NOTA 13 - COMPROMISOS:

A través de un acuerdo suscrito el 20 de diciembre de 2001 Sears prorrogó por 10 años, a partir del 17 de abril de 2002, el contrato de licencia de uso de marcas, el cual prevé el pago del 1% sobre los ingresos por venta de mercancía a través del cual se le permite la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de las marcas propiedad de Sears Roebuck and Company (Sears USA) dentro de las que destacan Craftsman y Kenmore.

Al 31 de diciembre de 2002 Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden a $133,126, aproximadamente.

Frisco vende sus minerales con base en convenios de ventas, generalmente renovados cada año, en los que establece las condiciones y la referencia a precios de metales en mercados internacionales. La subsidiaria Química Flúor, S. A. de C. V. tiene celebrados diversos contratos a largo plazo, ajustables anualmente, con Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. y Solvay Fluorides, Inc., en los que se compromete a venderles una parte importante de su producción de ácido flourhídrico a precios similares a los de mercado.

Al 31 de diciembre de 2002 la subsidiaria Ferrosur, S. A. de C. V., como parte de los compromisos de inversión que tiene en términos del "Plan de Negocios", que forma parte del título de concesión que se le otorgó para explotar la vía general de comunicación ferroviaria del sureste, que incluye, entre otros aspectos, el cumplimiento del presupuesto de inversiones en equipo rodante, maquinaria y equipo, señales y comunicaciones, vía férrea, diversas estructuras y mantenimiento. En el año 2002 se invirtieron $329,000, en rehabilitación de vías y adquisición de equipo rodante, principalmente. De acuerdo con el plan de negocio se deben realizar inversiones por un importe de $246,000 durante 2003.

NOTA 14 - CONTINGENCIAS:

En enero de 2000, COC Services, Ltd. (COC Services) presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Sanborns y al ingeniero Carlos Slim Helú. COC Services pretendió el pago de daños reales por 150,000 dólares de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por 2,000 dólares en daños por demanda de fraude, y daños punitivos por 300,000 dólares. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo

declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Servicies por daños punitivos a pagar por los demandados son los siguientes: 175,500 dólares contra James Halpin, el expresidente y anterior director general de CompUSA, 94;500 dólares contra CompUSA, 67,500 dólares contra el ingeniero Slim, 13,500 dólares contra Grupo Carso y 13,500 dólares contra Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo de 2001, el juez redujo daños de 454,000 dólares a 121,500 dólares, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Sanborns, ingeniero Carlos Slim Helú, CompUSA y su anterior director general señor James Halpin. El juez eliminó también, en el caso, las determinaciones del jurado en contra de CompUSA y del señor James Halpin.

Grupo Carso, Sanborns y el ingeniero Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas, aún cuando se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aunque se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, con el fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, apeló la sentencia con el fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al señor Halpin.

NOTA 15 - NUEVOS PRONUNCIAMIENTOS CONTABLES:

Durante 2002 el Instituto Mexicano de Contadores Públicos emitió el nuevo Boletín C-8 "Activos Intangibles" y el nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos". Las disposiciones de estos nuevos boletines son obligatorias para los ejercicios iniciados a partir del 1 de enero de 2003; sin embargo, se recomienda su aplicación anticipada.

La administración de la compañía se encuentra en proceso de evaluar el efecto de la aplicación de dichos boletines.

# REVELACIÓN DE LA APLICACIÓN DEL

# CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS

# CON RELACIÓN AL

# CONSEJO DE ADMINISTRACIÓN Y A

# LA ASAMBLEA GENERAL DE ACCIONISTAS

# DE

# GRUPO CARSO, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2002,

# CON INFORMACION ACTUALIZADA AL

# 19 DE JUNIO DE 2003.

REVELACIÓN DE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS CON RELACIÓN AL CONSEJO DE ADMINISTRACIÓN Y A LA ASAMBLEA GENERAL DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2002, CON INFORMACION ACTUALIZADA AL 19 DE JUNIO DE 2003.

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## GOBIERNO CORPORATIVO DEL EMISOR

## CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración (ver sección II; Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones especificas que realiza el Consejo, indicando por qué las considera importantes y necesarias.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la sociedad y la dirección de los negocios comprendidos en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Para lograr dicho propósito, la visión que tiene el Consejo de Administración es la de buscar que en todo momento la sociedad cuente con una administración diligente y lleve a cabo todos los actos necesarios para cumplir con su objeto social. En este caso, para llevar a cabo dicha labor de representación de la sociedad, el Consejo de Administración otorga diversos poderes tanto a funcionarios como a terceras personas, los cuales permiten una operación más flexible por parte de la sociedad, mediante la cual se logra el cumplimiento del objeto social.

Dentro del proceso administrativo de la sociedad, el Consejo de Administración está muy involucrado en las operaciones de importancia de la misma, las cuales son conocidas y analizadas por dicho órgano, con anticipación suficiente, a efecto de que pueda tomar las resoluciones más apropiadas para la correcta administración de la sociedad, contando con la información suficiente y necesaria para la correcta conducción del negocio social.

El Director General cuenta con el apoyo, soporte y supervisión del Consejo de Administración.

Las facultades del Consejo de Administración, son las siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en los estatutos; c) Establecer sucursales o agencias de la Sociedad; d) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; f) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso f), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles, también tendrá la facultad de aprobar las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; g) Constituir un Comité de Auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los Comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.
2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso f) anterior, así como sobre las operaciones que las subsidiarias de la Sociedad pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del Artículo 14 Bis 3 fracción IV, inciso d) de la Ley del Mercado de Valores; y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones de la Sociedad a que se refiere dicho inciso f)
3. El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y

h) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley.

Finalmente, se establece que además de las funciones que prevén los estatutos sociales y los diversos ordenamientos legales, el Consejo de Administración cuenta con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables, y (v) evaluar regularmente el desempeño del Director General.

ii) Sobre la Estructura del Consejo de Administración (ver sección I, Principios 10,11 y 14).

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades.
El Consejo de Administración cuenta con una estructura sólida, pero a la vez flexible, que permite la correcta conducción del negocio social.

El Consejo de Administración está estructurado como un órgano colegiado integrado por 12 miembros propietarios contando cada uno de ellos con sus respectivos suplentes. Cualquier accionista o grupo de accionistas que representen cuando menos un 25% del total de las acciones tiene derecho a nombrar un consejero. Dicho porcentaje será del 10% mientras la sociedad tenga inscritas sus acciones en la bolsa de valores.

Los miembros del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana. Los Consejeros son elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos.

Consideramos que el Consejo de Administración de la Sociedad es un órgano plural, ya que en él participan miembros de diversas ramas empresariales del más alto nivel, lo cual permite un amplio criterio de opiniones.

El porcentaje de los consejeros independientes y patrimoniales, en conjunto exceden el porcentaje mínimo establecido por el Código de Mejores Prácticas Corporativas. El porcentaje de los consejeros independientes dentro del Consejo de Administración también excede el porcentaje mínimo establecido a que se refiere el propio Código.

Para los efectos del Código de Mejores Prácticas Corporativas, el Consejo de Administración es auxiliado en sus funciones por 2 comités que se denominan: (i) Comité de Evaluación y Compensación; y (ii) Comité de Auditoría y de Finanzas y Planeación.

| **Sobre la Integración del Consejo de administración** | SI | NO | Comentarios |
|---|---|---|---|
| 1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2) | X | | |
| 2) *¿Existen únicamente consejeros propietarios? (Principio 3) | | X | En virtud de que, en la reforma a la Ley del Mercado de Valores publicada en el Diario Oficial de la Federación del 1° de junio de 2001 (o sea, con posterioridad al |

| | | | |
|---|---|---|---|
| | | | inicio de vigencia del Código de Mejores Prácticas Corporativas) se estableció la obligación de que por cada Consejero Propietario se nombre su respectivo Consejero Suplente. |
| 3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3) | X | | |
| 4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3) | | X | Prácticamente se trata de un Consejo integrado en un gran porcentaje por los mismos Consejeros que han venido fungiendo con tal carácter desde hace algunos años. En virtud de lo anterior, lo que se hizo fue una distribución de los miembros del Consejo de Administración, de tal forma que exista entre los Consejeros Suplentes y sus respectivos propietarios un equipo que logre una participación más efectiva. |

| Pregunta | SI | NO | Comentarios |
|---|---|---|---|
| 5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7) | X | | |
| 6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7) | X | | |
| 7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8) | X | | |
| 8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8) | X | | |
| 9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9) | X | | |

* En caso de responder afirmativamente a esta pregunta, se deberá responder "NO APLICA" para las preguntas 3) y 4) siguientes en la columna de comentarios.

| **Sobre la Estructura del Consejo de Administración** | SI | NO | Comentarios |
|---|---|---|---|
| 10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10 ) | X | | Cuando se trata de asuntos relativos a estas materias que por su importancia deben ser sometidos a la consideración del Consejo de Administración. El Consejo se auxilia en estas funciones con el Comité de Evaluación y Compensación y con el Comité de Auditoría y de Finanzas y Planeación. |

| | | | |
|---|---|---|---|
| 11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12) | X | | |
| 12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13) | X | | |
| 13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16) | X | | Cada Consejero Propietario Independiente participa en al menos uno de los Comités. |
| 14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17) | X | | |

| **Sobre la Operación del Consejo de Administración** | SI | NO | Comentarios |
|---|---|---|---|
| 15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18) | X | | |
| 16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18) | X | | Los comentarios sobre esta materia son recurrentes en gran parte de las sesiones del Consejo de Administración. |
| 17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19) | X | | |
| 18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20) | X | | A partir del mes de abril de 2002 los cuadernos con la información correspondiente a las juntas del Consejo de Administración se entregan con cuando menos 5 días hábiles a |

| | | | |
|---|---|---|---|
| | | | la sesión de que se trate. |
| 19) *¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20) | X | | El mecanismo de un modo general, sería el siguiente: el Presidente del Consejo, o el Director General, o el Secretario del Consejo, según el caso, lo tratarían previamente vía telefónica o fax con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión al respecto. |
| 20) *¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21). | X | | A cada consejero de nuevo nombramiento se le proporciona información sobre la estructura y marcha de la Sociedad, y diversa información relativa fundamentalmente a los estatutos sociales; a la Sección de la Ley General de Sociedades Mercantiles |

| | | | |
|---|---|---|---|
| | | | correspondiente a la administración de la Sociedad; a diversos Artículos de la Ley del Mercado de Valores en los que se prevén responsabilidades para los Consejeros; y a las Reglas Generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores; y a los deberes de los Consejeros conforme al Código de Mejores Prácticas Corporativas. |

| **Sobre los Deberes de los Consejeros** | SI | NO | Comentarios |
|---|---|---|---|
| 21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22) | X | | Los Consejeros deben comunicar cualquier conflicto de esta naturaleza. |
| 22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23) | X | | |
| 23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?) (Principio 23) Consideramos que las dos aseveraciones que se incluyen en el comentario de esta pregunta son antagónicas y, por lo tanto, excluyentes entre sí, ya que la primera niega categóricamente que existan políticas internas que prevean el uso de activos de la sociedad para cuestiones personales , mientras que la segunda indica | | X | La política existente prevé que en ningún caso se pueden utilizar por los Consejeros los activos de la Sociedad |

| | | | |
|---|---|---|---|
| que en caso de se usen activos de la sociedad para cuestiones personales de los consejeros, se prevee que las contraprestaciones que deberán pagar a la sociedad, corresponderán al precio de mercado. Sugerímos, en virtud de lo anterior, únicamente dejar la primera parte del comentario, en caso de que no se hubiése dado una situación en contrario, ya que, de ser así, deberá dejarse la última parte del mismo. | | | para cuestiones personales. |
| 24) *¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24) | X | | Se tiene un alto grado de asistencia de los miembros del Consejo por lo que la asistencia es nutrida. |
| 25) *¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25) | X | | Los Consejeros están enterados del carácter reservado de toda la información que se trata en las Sesiones y, consecuentemente, deben mantener absoluta confidencialidad respecto de la misma. |
| 26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26) | X | | Todos los suplentes son invitados a todas las sesiones del Consejo y se cuenta con un alto grado de asistencia. |
| 27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27) | X | | |

* En el caso de que se responda afirmativamente a estas preguntas, se deberá ampliar la respuesta en la columna de comentarios.

## FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN

iii) Sobre la Función de Evaluación y Compensación (ver sección III, Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del Director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones.

En relación con lo anterior, el Consejo cuenta con un Comité de Evaluación y Compensación el cual es un órgano de apoyo del Consejo en la toma de decisiones en estas materias, teniendo como funciones, las siguientes: (i) sugerir al Consejo procedimientos para proponer al Director General y a funcionarios de alto nivel, y revisar que sus condiciones de contratación y sus pagos probables por separación de la Sociedad se apeguen a lineamientos aprobados por el Consejo; (ii) proponer al Consejo los criterios para la evaluación del Director General y de los funcionarios de alto nivel, de acuerdo a los lineamientos generales que establezca el Consejo de Administración; (iii) analizar y elevar al Consejo de Administración la propuesta realizada por el Director General acerca de la estructura y monto de las remuneraciones de los principales ejecutivos de la Sociedad, y (iv) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

| **Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación** | SI | NO | Comentarios |
|---|---|---|---|
| 28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29) | X | | En los términos que se contienen en el informe de actividades del Comité de Evaluación y Compensación que forma parte del Informe Anual de la Sociedad sobre el ejercicio de 2002. |
| 29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30) | X | | En los términos de los Reportes Anuales que se presentan a la Comisión Nacional Bancaria y de Valores en el mes de junio de cada año. |

## FUNCIÓN DE AUDITORIA

iv) Sobre la Función de Auditoría (ver sección III, Principios 31,37, 38, 40)

En esta sección deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la Sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera.

A la fecha, el Consejo cuenta con un Comité de Auditoría y de Finanzas y Planeación, el cual es un órgano de apoyo al consejo de administración en la toma de decisiones en estas materias, teniendo como funciones de Auditoría, las siguientes: (i) recomendar al Consejo de Administración los candidatos para auditores externos de la Sociedad, absteniéndose de recomendar la contratación de aquellos despachos en los que los honorarios percibidos por todos los servicios que presten a la Sociedad, representen un porcentaje mayor al 20% de los ingresos totales de dichos despachos; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría y revisando que la persona que firma el dictamen de la auditoría a los estados financieros anuales de la Sociedad sea distinta de aquella que actúa como Comisario, pudiendo ambas personas ser socios del mismo despacho; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos, e intervenir en la recomendación al Consejo de algún mecanismo de rotación del socio que dictamine a la Sociedad, a fin de asegurar objetividad en los reportes, sugiriéndose que esta rotación sea al menos cada 6 años; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera y someter a la aprobación del Consejo de Administración las políticas contables para la preparación de dicha información, así como, en caso de que se sometan a la aprobación del Consejo de Administración cambios en políticas contables, intervenir en la revisión para que se justifique el motivo de dichos cambios; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad, en someter a la aprobación del Consejo de Administración dichos lineamientos, y en la emisión de una opinión sobre los controles financieros y operacionales; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; (xi) verificar que se cuente con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que está sujeta; (xii) supervisar que el perfil profesional de la persona designada como Comisario de la Sociedad le permita cumplir con sus obligaciones legales, y (xiii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

En el proceso de selección de los auditores, se toma en cuenta, tanto la capacidad técnica de los auditores como su independencia.

La Sociedad procura una rotación en la persona encargada de dictaminar los estados financieros.

El Consejo de Administración, se apoya en las estructuras internas de la Sociedad, tanto en materia de auditoría, como en la revisión del cumplimiento de las diversas disposiciones legales aplicables a la Sociedad. La auditoría interna constituye una herramienta de apoyo para la administración de la Sociedad que le permite valorar la información financiera que se genera, así como la efectividad de los controles internos. Para tales efectos, la Sociedad cuenta con un área de auditoría interna, la cual informa al Consejo de Administración las políticas contables para la preparación de información financiera de la Sociedad.

| **Sobre la Selección de los Auditores** | SI | NO | Comentarios |
|---|---|---|---|
| 30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32) | X | | |
| 31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 34) | X | | |
| 32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34) | X | | |
| 33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35) | X | | |
| **Sobre la Información Financiera** | | | |
| 34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36) | X | | |
| 35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37). | X | | Sí, en cuanto el Comité con funciones de Auditoría considere conveniente efectuar un cambio o modificación a las políticas contables que ha venido aplicando la Sociedad.<br>En el Informe de actividades de dicho Comité, que forma |

| | | | |
|---|---|---|---|
| | | | parte del Informe Anual de la Sociedad por el ejercicio de 2002, se indica que no se ha considerado oportuno someter a la consideración del Consejo de Administración ningún cambio respecto de dichas políticas contables. |
| 36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39) | X | | |
| **Sobre los Controles Internos** | | | |
| 37) ¿Existe un sistema de control interno? (Principio 41) | X | | |
| 38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41) | | X | Actualmente se someten a la aprobación de la Dirección General. |
| 39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42) | X | | En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2002. |
| 40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43) | X | | En los términos que constan en el informe |

| | | | |
|---|---|---|---|
| | | | del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2002. |

| **Revisión del Cumplimiento con Disposiciones** | SI | NO | Comentarios |
|---|---|---|---|
| 41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44) | X | | En los términos que constan en el informe del Comité de Auditoria y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2002. |
| 42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44) | X | | En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación que forma parte del Informe Anual de la Sociedad por el ejercicio de 2002. |
| 43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45) | X | | En los términos que constan en el informe del Comité de Auditoría y de Finanzas y Planeación |

|  |  |  |  |
|---|---|---|---|
|  |  |  | que forma parte del Informe Anual de la Sociedad por el ejercicio de 2002, y cada vez que la importancia del asunto de que se trate así lo amerite. |

## FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación (ver sección IV, Principio 46)

En está sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En especifico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones.

A la fecha, el Consejo cuenta con un Comité de Auditoría y de Finanzas y Planeación, el cual es un órgano de apoyo al Consejo de Administración en la toma de decisiones en estas materias, teniendo como funciones de Finanzas y Planeación, las siguientes: (i) evaluar y, en su caso, sugerir las políticas de inversión de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la Sociedad propuestas por la Dirección General, para posteriormente someterlas a la aprobación del Consejo; (iii) intervenir en la presentación al Consejo de Administración de una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la Sociedad, de acuerdo a las políticas establecidas; (iv) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la Sociedad, y auxiliar al Consejo en la vigilancia de la congruencia de las proyecciones financieras, las políticas de inversión y de financiamiento con dicha visión estratégica; (v) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (vi) dar seguimiento a la aplicación del presupuesto y del plan estratégico; (vii) identificar los factores de riesgo a los que está sujeta la Sociedad y evaluar las políticas para su administración, y (viii) desempeñar cualesquiera otras funciones que le sean encomendadas por el Consejo de Administración de la Sociedad.

La Sociedad cuenta con políticas de inversión y financiamiento a largo plazo, las cuales son definidas considerando la visión estratégica de la Sociedad.

| **Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación** | SI | NO | Comentarios |
|---|---|---|---|
| 44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47) | X | | Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas |

| | | | |
|---|---|---|---|
| | | | y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2002. |
| 45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48) | X | | Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2002. |
| 46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49) | X | | Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que forma parte del Informe Anual de la Sociedad, por el ejercicio de 2002. |
| 47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50) | X | | Se hace en los términos que se contienen en el informe de actividades del Comité con funciones de Finanzas y Planeación, que |

| | | | |
|---|---|---|---|
| | | | forma parte del Informe Anual de la Sociedad, por el ejercicio de 2002. |

vi) Pregunta Opcional

*Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en está sección se da la opción para que la Emisora las de a conocer.*

II. En esta parte se contiene un cuestionario en relación con la Asamblea General de Accionistas.

1) Las preguntas presentadas en este formato deberán contestarse de forma afirmativa o negativa con una “X” en la columna correspondiente.
2) En los casos en que la respuesta sea negativa (y por excepción en los casos de las preguntas 1 y 2 con respuesta afirmativa), el emisor podrá indicar por qué no cumple con el principio recomendado y, en su caso, si cuenta con un mecanismo alterno al sugerido. En estos casos, las respuestas deberán presentarse en la columna de comentarios exponiendo de forma clara las prácticas de gobierno corporativo que sigue la Sociedad.
3) Las preguntas hacen referencia a una sección especifica del Código de Mejores Prácticas Corporativas, a fin de contextualizar el sentido de la pregunta.

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## CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS (ver sección V)

| **i) Sobre la información y Orden del Día de la Asamblea de Accionistas** | SI | NO | Comentarios |
|---|---|---|---|
| 1) ¿Se omitió del Orden del Día de las Asambleas el punto referente a “Asuntos Varios”? (Principio 51) | X | | |

| | | | |
|---|---|---|---|
| 2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51) | X | | |
| 3) ¿Toda la información sobre cada punto del Orden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52) | X | | |
| 4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Orden del Día, para que puedan girar instrucciones a sus mandatarios? (Principio 53). | X | | En los términos de lo dispuesto por el Articulo 14 Bis 3 fracción VI inciso c) de la Ley del Mercado de Valores. |
| 5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54). | X | | Sí se incluye dicha información, dentro de la que se pone a disposición de los accionistas conforme al Articulo 14 Bis 3 fracción VI inciso b) de la Ley del Mercado de Valores. |

| ***ii)* Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas** | SI | NO | Comentarios |
|---|---|---|---|
| 6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55) | X | | |
| 7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55) | X | | |
| 8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56) | X | | |

Ciudad de México, Distrito Federal a 19 de junio de 2003.